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As filed with the Securities and Exchange Commission on June 23, 2004

Registration No. 333-114977

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

McCORMICK & SCHMICK'S
SEAFOOD RESTAURANTS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5812 (Primary standard industrial classification code number)	20-1193199 (I.R.S. employer identification number)
720 SW Washington Street, Suite 550 Portland, Oregon 97205 (503) 226-3440 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Emanuel N. Hilario
Chief Financial Officer
720 SW Washington Street, Suite 550
Portland, Oregon 97205
(503) 226-3440
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:
Robert J. Moorman James M. Kearney Stoel Rives LLP 900 SW Fifth Avenue, Suite 2600 Portland, Oregon 97204-1268 (503) 224-3380	Christopher C. Paci Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock, $0.001 par value per share	11,500,000	$16.00	$184,000,000	$23,312.80

(1)
Includes 1,500,000 shares of Common Stock that the Underwriters have the option to puchase solely to cover over-allotments, if any.

(2)
Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended.

(2)
$21,855.75 was paid previously; $1,457.05 is paid herewith.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

Explanatory Note

        McCormick & Schmick's Seafood Restaurants, Inc., the registrant whose name appears on the cover of this Amendment No. 2 to the Registration Statement on Form S-1, is a newly created Delaware corporation and a wholly owned subsidiary of McCormick & Schmick Holdings LLC, the predecessor registrant that made the initial filing of this registration statement on April 29, 2004. McCormick & Schmick's Seafood Restaurants, Inc. has succeeded McCormick & Schmick Holdings LLC as the registrant. Before the completion of this offering, McCormick & Schmick Holdings LLC will be merged into McCormick & Schmick's Seafood Restaurants, Inc. Because McCormick & Schmick Holdings LLC is a holding company, the merger will not affect the financial statements contained in this registration statement, except with respect to information regarding the membership units in McCormick & Schmick Holdings LLC. The share numbers in this Amendment No. 2 reflect the value of the registrant as determined by the midpoint of the estimated price range of the common stock as set forth on the cover of the form of prospectus included herein. If the final offering price is the mid-point of the range, the shareholdings will be exactly as disclosed in this Amendment No. 2. If the final offering price is above or below the mid-point of the range, while the total number of shares outstanding before the offering will not change, the relative shareholdings of the existing stockholders will vary from those disclosed herein, but this variation will not be material. The certificate of merger will be filed, and the merger and reorganization will become effective, before this registration statement is declared effective and before the closing date for the sale of the shares in this offering. See "Certain Relationships and Related Party Transactions—Corporate Reorganization," in the prospectus included in this registration statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus SUBJECT TO COMPLETION, DATED JUNE 23, 2004

10,000,000 Shares

McCORMICK & SCHMICK'S SEAFOOD RESTAURANTS, INC.

Common Stock

        McCormick & Schmick's Seafood Restaurants, Inc. and the selling stockholders are offering 6,000,000 shares and 4,000,000 shares, respectively, of common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price for our shares will be between $14.00 and $16.00 per share. We will not receive any of the proceeds from shares sold by our selling stockholders.

        We have applied to have our common stock quoted on The Nasdaq Stock Market's National Market under the symbol "MSSR."

        Investing in our common stock involves risks that are described under "Risk Factors" beginning on page 8 of this prospectus.

	Per Share	Total

Offering price	$	$

Discounts and commissions to underwriters	$	$

Offering proceeds to us, before expenses	$	$

Offering proceeds to the selling stockholders, before expenses	$	$

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The selling stockholders have granted the underwriters the right to purchase up to 1,500,000 additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time and from time to time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about             , 2004.

Banc of America Securities LLC
RBC Capital Markets
SG Cowen & Co.
Wachovia Securities

The date of this prospectus is            , 2004

SEAFOOD RESTAURANT
Bill McCormick & Doug Schmick, Co-founders

McCormick & Schmick's
SEAFOOD RESTAURANTS

SEATTLE (4)
PORTLAND (6)
SANTA ROSA
BERKELEY
SAN FRANCISCO
SAN JOSE
LOS ANGELES AREA (5)
PASADENA
LOS ANGELES
EL SEGUNDO
IRVINE
BEVERLY HILLS
SAN DIEGO
LAS VEGAS
PHOENIX
DENVER (2)
DALLAS
AUSTIN
HOUSTON
KANSAS CITY
MINNEAPOLIS
CHICAGO
TROY
ATLANTA (2)
BIRMINGHAM, AL
ORLANDO
NEW YORK
BOSTON (2)
PROVIDENCE, RI
PHILADELPHIA
HACKENSACK, NJ
BRIDGEWATER, NJ
BALTIMORE, MD (2)
WASHINGTON, DC AREA (7)
WASHINGTON, DC (3)
BETHESDA, MD
McLEAN, VA
RESTON, VA (2)
Existing Locations
Management Contract

        You should rely only on the information contained in this prospectus. We and the selling stockholders have not authorized anyone to provide you with information that is different. We and the selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers or sales are permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained in our website does not constitute part of this prospectus.

        McCormick & Schmick's, our logo and other trademarks mentioned in this prospectus are the property of their respective owners.

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and our consolidated financial statements and the related notes. References in this prospectus to "McCormick & Schmick's," "company," "we," "us" and "our" refer to McCormick & Schmick's Seafood Restaurants, Inc. and its subsidiaries.

Our Business

        We are a leading national seafood restaurant operator in the affordable upscale dining segment. Over the past 32 years, we have successfully grown our business to 51 restaurants in 22 states by focusing on serving a broad selection of fresh seafood.

        Our daily-printed menu typically contains between 85 and 110 made-to-order dishes, including an extensive selection of international, national, regional and local species of seafood. Our signature "Fresh List," prominently displayed at the top of our daily-printed menu, typically contains 30 to 40 varieties of fresh seafood, based on product availability, price and customer preferences.

        Our restaurants are designed to capture the distinctive characteristics of each local market, positioning us to compete successfully in a sector comprised primarily of locally-owned and operated seafood restaurants. We seek to create an inviting atmosphere that allows us to attract a diverse customer base of men and women, primarily ages 30 to 60, typically college-educated and in the middle to upper-middle income brackets. We believe the combination of our restaurant atmosphere, extensive menu offering and broad range of price points appeals to a diverse customer base—from casual diners, families and tourists to business travelers and special occasion diners.

        In 2003, our revenues were $196.7 million and we had a net loss of $3.2 million. The loss in 2003 was due primarily to a write-off of $2.3 million in deferred loan costs, a $1.5 million charge related to the impairment of one of our restaurants and a $1.2 million expense to settle a California labor dispute. Also contributing to the net loss were expenses of $2.6 million related to management fees and non-compete payments, which will be terminated in connection with our initial public offering.

Our Strengths

        We believe the key strengths of our business model that differentiate us from our competitors are the following:

  •
  Fresh Seafood.  Our extensive, daily-printed menu includes our signature "Fresh List" of typically 30 to 40 fresh seafood items.

  •
  Attraction of Our Full-Service Bar. We operate our bars as revenue centers, rather than mere holding areas for patrons waiting to dine, and to showcase our commitment to quality, service and authenticity by offering hand-poured and hand-shaken cocktail drinks made with freshly squeezed juices and other high quality ingredients.

  •
  Broad Appeal of Our Concept. We believe our broad range of price points, averaging $21 for lunch and $42 for dinner, makes our restaurants more affordable and allows us to attract a more diverse customer base than our upscale competitors.

  •
  Entrepreneurial Culture with Corporate Control. For over 32 years, we have been committed to promoting and sustaining an entrepreneurial culture throughout our restaurants while maintaining strong corporate oversight and financial controls.

  •
  Portability of Our Brand. We believe our established national infrastructure and the flexibility of our real estate model allow us to maintain the quality and consistency of our concept at each of our locations while celebrating the uniqueness of each of our markets in 21 states in the United States.

Our Growth Strategy

        We believe there are significant opportunities to grow our concept and brand on a nationwide basis in both existing and new markets and through ancillary business opportunities. Key elements of our growth strategy include:

  •
  Expansion in Existing Markets. We continue to evaluate opportunities to grow the McCormick & Schmick's brand in existing markets, particularly in affluent suburban areas near existing units in downtown areas to better diversify our presence.

  •
  Entry into New Markets. We will select new market opportunities by focusing on downtown and affluent suburban areas that have large middle to upper-middle income populations, have high customer traffic from thriving businesses or retail markets, and are convenient for and appealing to business and leisure travelers.

  •
  Capture of Ancillary Business Opportunities. We will continue to pursue secondary opportunities that are complementary to our primary concept and further our growth objectives such as catering opportunities and management agreements with hotels as well as the expansion of the M&S Grill restaurant concept.

        Our ability to expand our restaurant base is influenced by factors beyond our control, such as our ability to hire skilled management and chefs and to secure sufficient suitable new restaurant sites, and therefore we may not be able to achieve our planned growth. All of the material risks relating to our growth strategy are discussed in "Risk Factors—Risks Related to Our Business."

        Our principal executive offices are located at 720 SW Washington Street, Suite 550, Portland, Oregon 97205. Our telephone number is (503) 226-3440. Our website is www.mccormickandschmicks.com. The information on our website is not part of this prospectus.

Corporate Reorganization

        In connection with this offering, we will terminate the management agreements with Bruckmann, Rosser, Sherrill & Co., Inc. ("BRS") and Castle Harlan, Inc. in consideration of cash payments to each of them of $1.1 million and we will terminate the covenant not to compete agreements of our founders, William P. McCormick and Douglas L. Schmick, in consideration of cash payments to each of them of $286,712. McCormick & Schmick's Seafood Restaurants, Inc., a Delaware corporation, the shares of which are being sold to the public in this offering, will be the successor to McCormick & Schmick Holdings LLC, our current holding company, following a reorganization merger that will take place before the completion of this offering. The reorganization will include the following:

  •
  An aggregate of 7,782,349 shares of our common stock will be issued in the merger to existing holders of units in McCormick & Schmick Holdings LLC (which number includes a total of 607,627 shares issuable upon exercise of warrants at a nominal exercise price).

  •
  Various other agreements among the members of McCormick & Schmick Holdings LLC will be terminated.

        See "Certain Relationships and Related Party Transactions—Corporate Reorganization."

The Offering

Common stock offered by:
McCormick & Schmick's Seafood Restaurants, Inc.	6,000,000 shares
Selling stockholders	4,000,000 shares
Common stock to be outstanding after this offering	13,782,349 shares
Use of proceeds	We estimate that we will receive net proceeds from the sale of shares of common stock in this offering of $81.9 million, assuming an initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds of this offering, and an additional $4.9 million borrowed under a new credit facility, as follows:
• to repay approximately $55.0 million of indebtedness under our revolving credit facility;
• to pay approximately $2.8 million to terminate the management agreements of BRS and Castle Harlan, Inc. and the covenants not to compete of our founders, William P. McCormick and Douglas L. Schmick; and
• to redeem all outstanding shares of the 13% Senior Exchangeable Preferred Stock of our subsidiary held by Bell Atlantic Master Trust for an aggregate purchase price of approximately $29.0 million.
Proposed Nasdaq National Market symbol	MSSR
Risk factors	See "Risk Factors" and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

        The number of shares of common stock to be outstanding after this offering is based on our shares outstanding as of June 23, 2004, after giving effect to completion of our corporate reorganization as described in "Certain Relationships and Related Party Transactions—Corporate Reorganization." This information excludes shares of common stock reserved for issuance under our 2004 Stock Incentive Plan. Before we complete our public offering, we will have outstanding options under our 2004 Stock Incentive Plan to purchase an aggregate of approximately 900,000 shares of our common stock at an exercise price equal to the offering price set forth on the cover of this prospectus.

Assumptions Used In This Prospectus

        Our fiscal year consists of 52 or 53 weeks and ends on the Saturday closest to December 31. Throughout this prospectus, our fiscal years are referred to as set forth below:

Fiscal Year Ended	Reference in this Prospectus
January 1, 2000	1999
December 30, 2000	2000
December 29, 2001	2001
December 28, 2002	2002
December 27, 2003	2003

        All fiscal years shown included 52 weeks.

        Throughout this prospectus, the fiscal quarter ended March 29, 2003 is referred to as 2003 Q1 and the fiscal quarter ended March 27, 2004 is referred to as 2004 Q1. Each of the 2003 Q1 and the 2004 Q1 included 13 weeks.

        Unless we indicate otherwise, all of the information in this prospectus assumes:

  •
  an offering price of $15.00 per share of common stock;

  •
  the underwriters will not exercise their over-allotment option to purchase up to 1,500,000 additional shares of our common stock from the selling stockholders at the price set forth on the cover of this prospectus;

  •
  completion of our corporate reorganization. See "Certain Relationships and Related Party Transactions—Corporate Reorganization;" and

  •
  The exercise of warrants to purchase a total of 607,627 shares of common at a nominal exercise price.

Summary Consolidated Financial and Operating Data

        The summary consolidated financial and operating data below are derived from the following sources:

  •
  The financial statements of our company while operated as a division of Avado Brands (which we refer to as our Predecessor) for the period from December 31, 2000 to August 22, 2001. The Predecessor financial statements, which have been audited by an independent registered public accounting firm, represent the financial position and results of operations of the McCormick & Schmick division, which have been "carved-out" from the consolidated financial statements of Avado Brands.

  •
  Our consolidated financial statements for the period from August 23, 2001 to December 29, 2001 and for 2002 and 2003, which have been audited by an independent registered public accounting firm.

  •
  Our unaudited interim financial statements for 2003 Q1 and 2004 Q1, which in the opinion of management reflect all adjustments necessary to present fairly in accordance with accounting principles generally accepted in the United States the information for 2003 Q1 and 2004 Q1. The operating results of the interim periods are not necessarily indicative of results for a full year.

        The summary consolidated financial and operating data below represent portions of our financial statements and are not complete. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of future performance. The historical results below reflect quarterly management fees and expenses related to covenants not to compete in the aggregate annual amount of $2.6 million, which will be terminated in connection with our initial public offering. The results for 2003 also reflect a charge of $1.5 million related to the impairment of one of our restaurants, a $1.2 million expense for the settlement of a labor dispute and a $2.3 million write-off of deferred loan costs.

					Fiscal Quarter
	Fiscal Year
					2003 Q1	2004 Q1
	2001		2002	2003
	Predecessor	Successor			(unaudited)
	December 31, 2000 - August 22, 2001	August 23, 2001 - December 29, 2001
	($ in thousands, except per share data and the number of restaurants)
Statement of Income Data:
Revenues	$113,875	$59,760	$180,104	$196,717	$45,049	$54,513
Operating income	8,781	4,064	10,328	7,424	1,777	1,281
Interest expense	5,711	1,626	3,720	3,069	832	857
Accrued dividends and accretion on mandatorily redeemable preferred stock	—	—	—	1,901	—	1,012
Write-off of deferred loan costs on early extinguishment of debt	—	—	—	2,313	—	—
Income tax expense	1,200	779	3,054	1,489	654	161
Accrued dividends and accretion on mandatorily redeemable preferred stock	—	1,111	3,347	1,832	916	—

Net income (loss)	$1,870	$548	$207	$(3,180)	$(625)	$(749)

Unaudited pro forma net income (loss) per share(1)
Basic and diluted	$0.24	$0.07	$0.03	$(0.41)	$(0.08)	$(0.10)
Shares used in computing unaudited pro forma net income (loss) per share(1)
Basic and diluted	7,782	7,782	7,782	7,782	7,782	7,782
Unaudited supplemental pro forma net income (loss) per share(2)				$(0.32)		$(0.07)
Shares used in computing unaudited supplemental pro forma net income (loss) per share(2)				10,031		10,031
	As of March 27, 2004
	Actual	As Adjusted(3)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$2,404	$3,116
Total assets	172,693	173,405
Revolving credit facility and obligations under capital leases, including current portion	51,954	1,454
Mandatorily redeemable preferred stock	24,149	—
Stockholders' equity	59,264	134,625
					Fiscal Quarter
	Fiscal Year
					2003 Q1
	2001		2002	2003		2004 Q1
	Predecessor	Successor			(unaudited)
	December 31, 2000 - August 22, 2001	August 23, 2001 - December 29, 2001
	($ in thousands, except per share data and the number of restaurants)
Other Data:
Restaurants open at end of period (including managed restaurants)	34	35	39	42	39	47
Average annual comparable restaurant sales	$3,474	$1,766	$5,038	$5,118	$1,192	$1,254
Comparable restaurant sales increase (decrease)	(1.7)%	(7.5)%	(2.7)%	1.1%	(0.4)%	5.8%
Net cash provided by operating activities	5,838	4,745	13,373	20,379	960	1,073
Net cash used in investing activities	(8,529)	(134,473)	(7,570)	(14,683)	(1,449)	(10,701)
Net cash provided by (used in) financing activities	2,852	131,756	(4,886)	(6,188)	535	9,579
EBITDA(4)	12,542	6,795	19,045	17,099	4,118	3,907

(1)
In calculating shares of our pro forma common stock outstanding, we give retroactive effect to the completion of our corporate reorganization. See "Certain Relationships and Related Party Transactions—Corporate Reorganization."

(2)
Unaudited supplemental pro forma income (loss) per share also includes 2,043,077 shares to be issued in the offering, which represents the shares attributable to the amount of net proceeds that would be sufficient to redeem the mandatorily redeemable preferred stock as well as 205,128 shares to be issued in the offering, which represents the shares attributable to the amount of net proceeds that would be sufficient for the payments to be made in connection with the termination of the management agreements and the covenant not to compete agreements. See "Use of Proceeds."

(3)
Adjusted to reflect the sale of shares of our common stock offered by us in this offering at an offering price of $15.00 per share, less the underwriting discount and estimated offering expenses payable by us, and the use of the proceeds from this offering to (a) repay approximately $50.5 million of indebtedness under our revolving credit facility, (b) pay $2.8 million to terminate the management agreements of BRS and Castle Harlan, Inc. and the covenants not to compete of our founders, William P. McCormick and Douglas L. Schmick, and (c) redeem all outstanding shares of the 13% Senior Exchangeable Preferred Stock of our subsidiary for approximately $27.9 million, which represents the accreted value as of March 27, 2004.

(4)
EBITDA represents earnings before interest, taxes, depreciation and amortization, write-off of deferred loan costs on early extinguishment of debt and accrued dividends and accretion on mandatorily redeemable preferred stock. We are presenting EBITDA because it provides an additional measure to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss) which we believe provides a more complete understanding of our business than could be obtained absent this disclosure. EBITDA is presented because: (i) we believe it is a useful measure for investors to assess the operating performance of our business without the effect of non-cash depreciation and amortization expenses; (ii) we believe that investors will find it useful in assessing our ability to service or incur indebtedness; and (iii) we use EBITDA internally to evaluate the performance of our personnel and also as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. EBITDA is not a measurement determined in accordance with GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operations, investing or financing activities or other financial statement data presented as indicators of financial performance or liquidity. EBITDA as presented may not be comparable to other similarly titled measures of other companies. A reconciliation of EBITDA to net income is provided below.

					Fiscal Quarter
	Fiscal Year
					2003 Q1	2004 Q1
	2001		2002	2003
	Predecessor	Successor			(unaudited)
	December 31, 2000 - August 22, 2001	August 23, 2001 - December 29, 2001
	($ in thousands)
Net income (loss)	$1,870	$548	$207	$(3,180)	$(625)	$(749)
Accrued dividends and accretion on mandatorily redeemable preferred stock	—	1,111	3,347	3,733	916	1,012
Income tax expense	1,200	779	3,054	1,489	654	161
Write-off of deferred loan costs on early extinguishment of debt	—	—	—	2,313	—	—
Interest expense	5,711	1,626	3,720	3,069	832	857
Depreciation and amortization	3,761	2,731	8,717	9,675	2,341	2,626

EBITDA	$12,542	$6,795	$19,045	$17,099	$4,118	$3,907

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks described below before deciding to invest in our common stock. If any of the circumstances or events in the following risks occur, our business, financial condition, results of operation or cash flows could be materially harmed. In any such case, the trading price of our common stock could decline and you could lose all or part of your investment. When determining whether to buy our common stock, you should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

Our ability to expand our restaurant base is influenced by factors beyond our control and therefore we may not be able to achieve our planned growth

        Our growth strategy depends in large part on our ability to open new restaurants and to operate these restaurants profitably. Delays or failures in opening new restaurants could impair our ability to meet our growth objectives. We have in the past experienced delays in restaurant openings and may experience similar delays in the future. Our ability to expand our business successfully will depend upon numerous factors, including:

  •
  hiring, training and retaining skilled management, chefs and other qualified personnel to open, manage and operate new restaurants;

  •
  locating and securing a sufficient number of suitable new restaurant sites in new and existing markets on acceptable lease terms;

  •
  managing the amount of time and construction and development costs associated with the opening of new restaurants;

  •
  obtaining adequate financing for the construction of new restaurants;

  •
  securing governmental approvals and permits required to open new restaurants in a timely manner, if at all;

  •
  successfully promoting our new restaurants and competing in the markets in which our new restaurants are located; and

  •
  general economic conditions.

        Some of these factors are beyond our control. We may not be able to achieve our expansion goals and our new restaurants may not be able to achieve operating results similar to those of our existing restaurants.

Unexpected expenses and low market acceptance could adversely affect the profitability of restaurants that we open in new markets

        Our growth strategy includes opening restaurants in markets where we have little or no meaningful operating experience and in which potential customers may not be familiar with our restaurants. The success of these new restaurants may be affected by different competitive conditions, consumer tastes and discretionary spending patterns, and our ability to generate market awareness and acceptance of the McCormick & Schmick's brand. As a result, we may incur costs related to the opening, operation and promotion of these new restaurants that are greater than those incurred in other areas. Even though we may incur substantial additional costs with these new restaurants, they may attract fewer customers than our more established restaurants in existing markets. Sales at restaurants that we open in new markets may take longer to reach our average annual sales, if at all. As a result, the results of operations at our new restaurants may be inferior to those of our existing restaurants. We may not be successful in profitably opening restaurants in new markets.

Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and adversely affect our ability to manage our existing restaurants

        We expect to open ten restaurants in 2004, including one we operate under a management agreement. This will be the most single-year restaurant openings we have had in our history. Our 2004 expansion and our future growth may strain our restaurant management systems and resources, financial controls and information systems. These demands on our infrastructure and resources also may adversely affect our ability to manage our existing restaurants. If we fail to continue to improve our infrastructure or to manage other factors necessary for us to meet our expansion objectives, our operating results could be materially and adversely affected.

Our ability to raise capital in the future may be limited, which could adversely impact our growth

        Changes in our operating plans, acceleration of our expansion plans, lower than anticipated sales, increased expenses or other events described in this Risk Factors section may require us to seek additional debt or equity financing. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth and our financial condition and results of operations. Additional equity financing may be dilutive to the holders of our common stock, and debt financing, if available, may involve significant cash payment obligations and covenants that restrict our ability to operate our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Our operations are susceptible to changes in food availability and costs, which could adversely affect our operating results

        Our profitability depends significantly on our ability to anticipate and react to changes in seafood costs. We rely on local, regional and national suppliers to provide our seafood. Increases in distribution costs or sale prices or failure to perform by these suppliers could cause our food costs to increase. We could also experience significant short-term disruptions in our supply if a significant supplier failed to meet its obligations. The supply of seafood is more volatile than other types of food. The type, variety, quality and price of seafood is subject to factors beyond our control, including weather, governmental regulation, availability and seasonality, each of which may affect our food costs or cause a disruption in our supply. Changes in the price or availability of certain types of seafood could affect our ability to offer a broad menu and price offering to customers and could materially adversely affect our profitability.

Our operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, resulting in a decline in our stock price

        Our operating results may fluctuate significantly because of several factors, including:

  •
  our ability to achieve and manage our planned expansion;

  •
  our ability to achieve market acceptance, particularly in new markets;

  •
  our ability to raise capital in the future;

  •
  changes in the availability and costs of food;

  •
  the loss of key management personnel;

  •
  the concentration of our restaurants in specific geographic areas;

  •
  our ability to protect our name and logo and other proprietary information;

  •
  changes in consumer preferences or discretionary spending;

  •
  fluctuations in the number of visitors or business travelers to downtown locations;

  •
  health concerns about seafood or other food products;

  •
  our ability to attract, motivate and retain qualified employees;

  •
  increases in labor costs;

  •
  the impact of federal, state or local government regulations relating to our employees or the sale or preparation of food and the sale of alcoholic beverages;

  •
  the impact of litigation;

  •
  the effect of competition in the restaurant industry; and

  •
  economic trends generally.

        Our business also is subject to seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the second and fourth quarter of each year. As a result, our quarterly and annual operating results and restaurant sales may fluctuate significantly as a result of seasonality and the factors discussed above. Accordingly, results for any one fiscal quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease. Our operating results also may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

A decline in visitors or business travelers to downtown areas where our restaurants are located could negatively affect our restaurant sales

        Our restaurants are primarily located in downtown areas. We depend on both local residents and business travelers to frequent these locations. We experienced a decline in revenues in our downtown locations in 2001 and 2002, caused in part by decreases in business travel and the general decline in economic conditions. We may experience a similar decline in our revenues in the future. If the number of visitors to downtown areas declines due to economic or other conditions, changes in consumer preferences, changes in discretionary consumer spending or for other reasons, our revenues could decline significantly and our results of operations could be adversely affected.

If we lose the services of any of our key management personnel or our founders, our business could suffer

        We depend on the services of our key management personnel, including Saed Mohseni, our chief executive officer, and Douglas L. Schmick, our president. In addition, we have increasingly relied on personal appearances and interviews by our founders, William P. McCormick and Douglas L. Schmick, in our marketing and advertising efforts. If we lose the services of any members of our senior management, key personnel or founders for any reason, we may be unable to replace them with qualified personnel, which could have a material adverse effect on our business and growth. We do not carry key person life insurance on any of our executive officers.

Many of our restaurants are concentrated in local or regional areas and, as a result, we are sensitive to economic and other trends and developments in these areas

        We operate four restaurants in Seattle, Washington, six in the Portland, Oregon area and ten in California; our east coast restaurants are concentrated in and around Washington, D.C. As a result, adverse economic conditions, weather and labor markets in any of these areas could have a material adverse effect on our overall results of operations. For example, ice storms in northwestern Oregon in January 2004 affected sales at six, or 12%, of our restaurants.

        In addition, given our geographic concentrations, negative publicity regarding any of our restaurants in these areas could have a material adverse effect on our business and operations, as could other regional occurrences such as local strikes, oil spills, terrorist attacks, energy shortages or increases in energy prices, droughts or earthquakes or other natural disasters.

Our success depends on our ability to protect our proprietary information. Failure to protect our trademarks, service marks or trade secrets could adversely affect our business

        Our business prospects depend in part on our ability to develop favorable consumer recognition of the McCormick & Schmick's name. Although McCormick & Schmick's, M&S Grill and other of our service marks are federally registered trademarks with the United States Patent and Trademark Office, our trademarks could be imitated in ways that we cannot prevent. In addition, we rely on trade secrets, proprietary know-how, concepts and recipes. Our methods of protecting this information may not be adequate, however, and others could independently develop similar know-how or obtain access to our trade secrets, know-how, concepts and recipes. Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of our proprietary know-how, concepts, recipes or trade secrets. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future, and may result in a judgment or monetary damages. We do not maintain confidentiality and non-competition agreements with all of our executives, key personnel or suppliers. If competitors independently develop or otherwise obtain access to our know-how, concepts, recipes or trade secrets, the appeal of our restaurants could be reduced and our business could be harmed.

Our current insurance policies may not provide adequate levels of coverage against all claims

        We believe we maintain insurance coverage that is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. These losses, if they occur, could have a material and adverse effect on our business and results of operations.

Expanding our restaurant base by opening new restaurants in existing markets could reduce the business of our existing restaurants

        Our growth strategy includes opening restaurants in markets in which we already have existing restaurants. We may be unable to attract enough customers to the new restaurants for them to operate at a profit. Even if we are able to attract enough customers to the new restaurants to operate them at a profit, those customers may be former customers of one of our existing restaurants in that market and the opening of new restaurants in the existing market could reduce the revenue of our existing restaurants in that market.

We may not be able to successfully integrate into our business the operations of restaurants that we acquire, which may adversely affect our business, financial condition and results of operations

        We may seek to selectively acquire existing restaurants and integrate them into our business operations. Achieving the expected benefits of any restaurants that we acquire will depend in large part on our ability to successfully integrate the operations of the acquired restaurants and personnel in a timely and efficient manner. The risks involved in such restaurant acquisitions and integration include:

  •
  challenges and costs associated with the acquisition and integration of restaurant operations located in markets where we have limited or no experience;

  •
  possible disruption to our business as a result of the diversion of management's attention from its normal operational responsibilities and duties; and

  •
  the consolidation of the corporate, information technology, accounting and administrative infrastructure and resources of the acquired restaurants into our business.

        Future acquisitions of existing restaurants, which may be accomplished through a cash purchase transaction or the issuance of our equity securities, or a combination of both, could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and impairment charges related to goodwill and other intangible assets, any of which could harm our business and financial condition.

        We may be unable to successfully integrate the operations, or realize the anticipated benefits, of any restaurant that we acquire. If we cannot overcome the challenges and risks that we face in integrating the operations of newly acquired restaurants, our business, financial condition and results of operations could be adversely affected.

Risks Related to the Restaurant Industry

Negative publicity concerning food quality, health and other issues and costs or liabilities resulting from litigation may have a material adverse effect on our results of operations

        We are sometimes the subject of complaints or litigation from customers alleging illness, injury or other food quality, health or operational concerns. Litigation or adverse publicity resulting from these allegations may materially and adversely affect us or our restaurants, regardless of whether the allegations are valid or whether we are liable. Further, these claims may divert our financial and management resources from revenue-generating activities and business operations.

Health concerns relating to the consumption of seafood or other food products could affect consumer preferences and could negatively impact our results of operations

        We may lose customers based on health concerns about the consumption of seafood or negative publicity concerning food quality, illness and injury generally, such as negative publicity concerning the accumulation of mercury or other carcinogens in seafood, e-coli, "mad cow" or "foot-and-mouth" disease, publication of government or industry findings about food products served by us or other health concerns or operating issues stemming from one of our restaurants. In addition, we cannot guarantee that our operational controls and training will be fully effective in preventing all food-borne illnesses. Some food-borne illness incidents could be caused by food suppliers and transporters and would be outside of our control. Any negative publicity, health concerns or specific outbreaks of food-borne illnesses attributed to one or more of our restaurants, or the perception of an outbreak, could result in a decrease in guest traffic to our restaurants and could have a material adverse effect on our business.

Changes in consumer preferences or discretionary consumer spending could negatively impact our results of operations

        The restaurant industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and purchasing habits. Our continued success depends in part upon the popularity of seafood and the style of dining we offer. Shifts in consumer preferences away from this cuisine or dining style could materially and adversely affect our profitability and operating results. Our success will depend in part on our ability to anticipate and respond to changing consumer preferences, tastes and purchasing habits, as well as other factors affecting the restaurant industry, including new market entrants and demographic changes. If we change our concept and menu to respond to changes in consumer tastes or dining patterns, we may lose customers who do not prefer the new concept or menu, and may not be able to attract a sufficient new customer base to produce the revenue needed to make the restaurant profitable. Our success also depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce guest traffic or impose practical limits on pricing, either of which could harm our results of operations.

Labor shortages or increases in labor costs could slow our growth or harm our business

        Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including regional operational managers and regional chefs, restaurant general managers and executive chefs, necessary to continue our operations and keep pace with our growth. Qualified individuals that we need to fill these positions are in short supply and competition for these employees is intense. If we are unable to recruit and retain sufficient qualified individuals, our business and our growth could be adversely affected. Additionally, competition for qualified employees could require us to pay higher wages, which could result in higher labor costs. If our labor costs increase, our results of operations will be negatively affected.

We may incur costs or liabilities and lose revenue, and our growth strategy may be adversely impacted, as a result of government regulation

        Our restaurants are subject to various federal, state and local government regulations, including those relating to employees, the preparation and sale of food and the sale of alcoholic beverages. These regulations impact our current restaurant operations and our ability to open new restaurants.

        Each of our restaurants must obtain licenses from regulatory authorities allowing it to sell liquor, beer and wine, and each restaurant must obtain a food service license from local health authorities. Each restaurant's liquor license must be renewed annually and may be revoked at any time for cause, including violation by us or our employees of any laws and regulations relating to the minimum drinking age, advertising, wholesale purchasing and inventory control. In California, where we operate ten restaurants, the number of alcoholic beverage licenses available is limited and licenses are traded at market prices.

        The failure to maintain our food and liquor licenses and other required licenses, permits and approvals could adversely affect our operating results. Difficulties or failure in obtaining the required licenses and approvals could delay or result in our decision to cancel the opening of new restaurants.

        We are subject to "dram shop" statutes in some states. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. A judgment substantially in excess of our insurance coverage could harm our financial condition.

        Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, unemployment tax rates, workers' compensation rates, and citizenship requirements. Additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, increased tax reporting and tax payment requirements for employees who receive gratuities, or a reduction in the number of states that allow tips to be credited toward minimum wage requirements could harm our operating results.

        The Federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for, disabled persons.

Restaurant companies have been the target of class actions and other lawsuits alleging, among other things, violation of federal and state law

        We are subject to a variety of claims arising in the ordinary course of our business brought by or on behalf of our customers or employees, including personal injury claims, contract claims, and employment-related claims. In recent years, a number of restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace, employment and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted against us from time to time. We recently settled a class-action claim based on violation of California wage and hour laws, as discussed below under "Business—Litigation." Regardless of whether any claims against us are valid or whether we are ultimately determined to be liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment significantly in excess of our insurance coverage for any claims could materially adversely affect our financial condition or results of operations, and adverse publicity resulting from these allegations may materially adversely affect our business. We offer no assurance that we will not incur substantial damages and expenses resulting from lawsuits, which could have a material adverse effect on our business.

Our operations and profitability are highly susceptible to the effects of violence, war and economic trends

        Terrorist attacks and other acts of violence or war and U.S. military reactions to such attacks may negatively affect our operations and your investment in our shares of common stock. The terrorist attacks in New York and Washington, D.C. on September 11, 2001 led to a temporary interruption in deliveries from some of our suppliers and, we believe, contributed to the decline in average annual comparable restaurant sales in 2001 and 2002. Future acts of violence or war could cause a decrease in travel and in consumer confidence, decrease consumer spending, result in increased volatility in the United States and worldwide financial markets and economy, or result in an economic recession in the United States or abroad. They also could impact consumer leisure habits, for example, by increasing time spent watching television news programs at home, and may reduce the number of times consumers dine out, which could adversely impact our revenue. Any of these occurrences could harm our business, financial condition or results of operations, and may result in the volatility of the market price for our securities and on the future price of our securities.

        Terrorist attacks also could directly impact our physical facilities or those of our suppliers, and attacks or armed conflicts may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect our revenues.

We may not be able to compete successfully with other restaurants, which could adversely affect our results of operations

        The restaurant industry is intensely competitive with respect to price, service, location, food quality, ambiance and the overall dining experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators to well-capitalized national restaurant companies. Some of our competitors have been in existence for a substantially longer period than we have and may be better established in the markets where our restaurants are or may be located. Some of our competitors may have substantially greater financial, marketing and other resources than we do. If our restaurants are unable to compete successfully with other restaurants in new and existing markets, our results of operations will be adversely affected. We also compete with other restaurants for experienced management personnel and hourly employees, and with other restaurants and retail establishments for quality restaurant sites.

Risks Related to this Offering

Our stock price may be volatile, and you may not be able to resell your shares at or above the initial offering price

        There has been no public market for shares of our common stock. An active trading market for our shares may not develop or be sustained following completion of this offering. The initial public offering price of our shares will be determined by negotiations between us and representatives of the underwriters. Our common stock may trade at a lower price upon completion of this offering. The stock market has experienced significant price and volume fluctuations. After the offering, the market price for our shares may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

  •
  quarterly variations in our operating results;

  •
  changes in financial estimates by securities analysts;

  •
  additions or departures of our key personnel; and

  •
  sales of shares of our common stock in the public markets.

        Fluctuations or decreases in the trading price of our common stock may adversely affect your ability to trade your shares. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert management's attention and resources that would otherwise be used to benefit the future performance of our operations.

Within 180 days of the date of this offering, a substantial number of shares of our common stock will become eligible for sale in the public market, which could cause the price of our common stock to decline

        Our officers and directors, substantially all of our existing stockholders and holders of options exercisable within 180 days of the date of this offering have agreed with Banc of America Securities LLC not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this offering. When these lock-up agreements expire, these shares and the shares underlying any options held by these individuals will become eligible for sale, in some cases subject only to the volume, manner of sale and notice requirements of Rule 144 of the Securities Act of 1933, or the Securities Act. Sales of a substantial number of these shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. See "Shares Eligible for Future Sale" for further discussion of the shares that will be freely tradable within 180 days after the date of this offering.

Our existing stockholders will exert significant influence over us after the completion of this offering. Their interests may not coincide with yours and they may make decisions with which you may disagree

        After this offering, Castle Harlan Partners III, L.P. ("Castle Harlan") and BRS will each own approximately 10.0% of our outstanding common stock, and our officers, directors and principal stockholders, i.e., stockholders holding more than 5.0% of our common stock, including Castle Harlan and BRS, will together control approximately 24.4% of our outstanding common stock. As a result, these stockholders, acting individually or together, could exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company and make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may not always coincide with our interests as a company or the interest of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that you would not approve or make decisions with which you may disagree.

As a new investor, you will experience immediate and substantial dilution in net tangible book value

        Investors purchasing shares of our common stock in this offering will pay more for their shares than the amount paid by stockholders who acquired shares before this offering. If you purchase common stock in this offering, you will incur immediate dilution in pro forma net tangible book value of approximately $9.18 per share. If the holders of outstanding options or warrants exercise these options or warrants, you will incur further dilution. See "Dilution."

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are subject to substantial risks and uncertainties. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "should" or "will" or the negative of these terms or other comparable terminology. The expectations reflected in these forward-looking statements may prove to be incorrect.

        Important factors that could cause actual results to differ materially from our expectations include those discussed under "Risk Factors."

        We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from the sale of shares of common stock in this offering of $81.9 million, assuming an initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

        We intend to use the net proceeds of this offering, and an additional $4.9 million to be borrowed under a new revolving credit facility, as follows:

  •
  approximately $55.0 million to repay in full the indebtedness outstanding under our existing revolving credit facility;

  •
  approximately $2.8 million to terminate the management agreements of BRS and Castle Harlan, Inc. and the covenants not to complete of our founders, William P. McCormick and Douglas L. Schmick; and

  •
  approximately $29.0 million to redeem all outstanding shares of the 13% Senior Exchangeable Preferred Stock of our subsidiary held by Bell Atlantic Master Trust.

        We entered into a $70.0 million amended and restated revolving credit facility with Fleet National Bank ("Fleet"), as Administrative Agent, Fleet Securities, Inc., as Sole Lead Arranger, and other lender parties on October 28, 2003. We initially borrowed $45.3 million under the revolving credit facility to refinance approximately $38.3 million in outstanding term loans and approximately $7.0 million in outstanding loans under our prior revolving credit facility. Loans under our revolving credit facility bear interest at either: a base rate, which is the higher of Fleet's announced annual variable interest prime rate, or 0.5% plus the weighted average rate on overnight federal funds transactions with members of the Federal Reserve System, plus a margin of 1.75% to 2.25%; or a rate based on the Eurodollar rate, plus a margin of 3.25% to 3.75%. At our option, we may convert loans under our revolving credit facility from one type of rate to the other. Loans under our revolving credit facility mature on April 27, 2007. As of June 18, 2004, $52.0 million of indebtedness was outstanding under our revolving credit facility. We expect to enter into a new revolving credit facility before the completion of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        Bell Atlantic Master Trust is one of our stockholders and prior to our corporate reorganization, had the right to appoint an advisor to the board of advisors of McCormick & Schmick Holdings LLC, our parent company, which it did not exercise. Bell Atlantic Master Trust also has registration rights with respect to some of its shares of our common stock. See "Certain Relationships and Related Party Transactions—Registration Rights."

        Pending use for general corporate purposes, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional information regarding our sources and uses of capital.

DIVIDEND POLICY

        We expect to retain all of our earnings to finance the expansion and development of our business and, except as described below, we have not paid and have no plans to pay cash dividends to our stockholders after this offering for the foreseeable future. The payment of dividends is within the discretion of our board of directors and will depend upon our earnings, capital requirements and operating and financial condition, among other factors. Some of our credit agreements restrict our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        Dividends have accrued on the 13% Senior Exchangeable Preferred Stock of McCormick & Schmick Acquisition Corp. II, our subsidiary. We will redeem the preferred stock, including payment of accrued dividends, using a portion of the net proceeds of the offering. See "Use of Proceeds."

CAPITALIZATION

        The table below sets forth the following information:

  •
  our consolidated capitalization as of March 27, 2004;

  •
  this consolidated capitalization, after giving pro forma effect to the completion of our corporate reorganization; and

  •
  this pro forma consolidated capitalization as of March 27, 2004, as adjusted to give effect to the sale of 6,000,000 shares of our common stock offered by us in this offering at an assumed offering price of $15.00 per share, less the underwriting discount and estimated offering expenses payable by us, and the use of proceeds received by us from this offering to repay in full the indebtedness outstanding under our revolving credit facility at March 27, 2004 and to redeem all outstanding shares of the 13% Senior Exchangeable Preferred Stock of our subsidiary at an aggregate purchase price of approximately $27.9 million which represents the accreted value as of March 27, 2004.

        You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of March 27, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	($ in thousands)
Cash and cash equivalents	$2,404	$2,404	$3,116

Revolving credit facility and capital lease obligations, including current portion	$51,954	$51,954	$1,454
Mandatorily redeemable preferred stock	24,149	24,149	—
Stockholders' equity:
LLC units	62,861	—	—
Preferred stock, $0.001 par value: 15,000,000 shares authorized, no shares issued and outstanding	—	—	—
Common stock, $0.001 par value: 120,000,000 shares authorized, 7,782,349 shares issued and outstanding, pro forma; 13,782,349 shares issued and outstanding, pro forma as adjusted	—	—
Additional paid-in capital	—	62,861	144,761
Unearned compensation	(39)	(39)	(39)
Retained earnings (accumulated deficit)	(3,174)	(3,174)	(9,713)
Interest rate swap	(384)	(384)	(384)

Total stockholders' equity	59,264	59,264	134,625

Total capitalization	$135,367	$135,367	$136,079

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing our net tangible book value, which equals total assets less intangible assets and total liabilities, by the number of shares outstanding. Our net tangible book value at March 27, 2004 was $6.0 million, or $.77 pro forma per share, based upon 7,782,349 shares outstanding and after giving effect to the completion of our corporate reorganization.

        After giving effect to the sale of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, and after (a) deducting the estimated underwriting discount and estimated offering expenses payable by us, (b) redemption of all outstanding shares of the 13% Senior Exchangeable Preferred Stock of our subsidiary for approximately $29.0 million and (c) payment of $2.8 million to terminate the management fee of BRS and Castle Harlan, Inc. and the covenants not to compete of our founders Willam P. McCormick and Douglas L. Schmick, our pro forma net tangible book value as of March 27, 2004 would have been approximately $80.2 million, or $5.82 per share. This represents an immediate increase in net tangible book value of $5.05 per share to existing stockholders, and an immediate dilution in net tangible book value of $9.18 per share to new investors, or approximately 61% of the offering price of $15.00 per share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$15.00

Net tangible book value per share as of March 27, 2004	$.77

Pro forma increase in net tangible book value per share attributable to new investors	5.05

Pro forma net tangible book value per share after the offering		5.82

Dilution per share to new investors		$9.18

        The following table shows on a pro forma basis at March 27, 2004, after giving effect to the completion of our corporate reorganization, the total cash consideration paid to us and the average price per share paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $15.00 per share, before deducting estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	%	Amount	%
Existing stockholders	7,782,349	56.5%	$62,861,000	41%	$8.08
New investors	6,000,000	43.5	90,000,000	59	15.00

Total	13,782,349	100%	$152,861,000	100%

        This discussion of dilution, and the table quantifying it, assume no exercise of any outstanding stock options after March 27, 2004. Before we complete our public offering, we will have outstanding options to purchase approximately 900,000 shares of common stock at an exercise price equal to the offering price set forth on the cover of this prospectus.

        Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 3,782,349, or 27.4%, of the total number of shares of our common stock outstanding after this offering, and will increase the total number of shares held by new investors to

10,000,000, or 72.6%, of the total number of shares of our common stock outstanding after this offering. If the underwriters' over-allotment option is exercised in full, the number of shares held by existing stockholders after this offering would be reduced to 2,282,349, or 16.6%, of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to 11,500,000, or 83.4%, of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The selected consolidated financial and operating data below are derived from the following sources:

  •
  The financial statements of our company while operated as a division of Avado Brands (which we refer to as our Predecessor) for 1999 and 2000 and for the period from December 31, 2000 to August 22, 2001. The Predecessor financial statements, which have been audited by an independent registered public accounting firm, represent the financial position and results of operations of the McCormick & Schmick division, which have been "carved-out" from the consolidated financial statements of Avado Brands.

  •
  Our consolidated financial statements for the period from August 23, 2001 to December 29, 2001 and for 2002 and 2003, which have been audited by an independent registered public accounting firm.

  •
  Our unaudited interim financial statements for 2003 Q1 and 2004 Q1, which in the opinion of management reflect all adjustments necessary to present fairly in accordance with accounting principles generally accepted in the United States the information for the periods. The operating results of the interim periods are not necessarily indicative of results for a full year.

        The selected consolidated financial and operating data below represent portions of our financial statements and are not complete. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of future performance. The historical results below reflect quarterly management fees and expenses related to covenants not to compete in the aggregate annual amount of $2.6 million, which will be terminated in connection with our initial public offering. The results for 2003 also reflect a charge of $1.5 million related to the impairment of one of our restaurants, a $1.2 million expense for the settlement of a labor dispute and a $2.3 million write-off of deferred loan costs.

	Fiscal Year
	1999	2000	2001		2002	2003	Fiscal Quarter
	Predecessor			Successor			2003 Q1	2004 Q1
			December 31, 2000 - August 22, 2001	August 23, 2001 - December 29, 2001			(unaudited)
	($ in thousands, except per share data)
Statement of Income Data:
Revenues	$123,145	$159,490	$113,875	$59,760	$180,104	$196,717	$45,049	$54,513

Restaurant operating costs
Food and beverage	36,945	48,142	34,150	17,408	53,168	57,959	13,397	16,286
Labor	37,364	49,292	36,263	18,213	56,147	61,644	14,464	17,810
Operating	17,127	21,305	16,387	8,887	26,406	29,244	6,811	7,874
Occupancy	9,419	12,686	9,156	4,805	14,301	15,829	3,674	4,513

Total restaurant operating costs	100,855	131,425	95,956	49,313	150,022	164,676	38,346	46,483
General and administrative expenses	5,589	8,024	4,732	2,555	7,576	9,769	1,941	2,549
Restaurant pre-opening costs	1,658	1,802	645	319	911	1,110	7	936
Depreciation and amortization	3,886	4,911	3,761	2,731	8,717	9,675	2,341	2,626
Management fees and covenants not to compete	—	—	—	778	2,550	2,550	637	638
Impairment of assets	—	—	—	—	—	1,513	—	—
Early lease termination	(1,594)	—	—	—	—	—	—	—

Total costs and expenses	110,394	146,162	105,094	55,696	169,776	189,293	43,272	53,232

Operating income	12,751	13,328	8,781	4,064	10,328	7,424	1,777	1,281
Interest expense	8,177	8,842	5,711	1,626	3,720	3,069	832	857
Accrued dividends and accretion on mandatorily redeemable preferred stock	—	—	—	—		1,901	—	1,012
Write-off of deferred loan costs on early extinguishment of debt	—	—	—	—	—	2,313	—	—

Income (loss) before income tax expense and accrued dividends and accretion on mandatorily redeemable preferred stock	4,574	4,486	3,070	2,438	6,608	141	945	(588)
Income tax expense	1,800	1,750	1,200	779	3,054	1,489	654	161
Accrued dividends and accretion on mandatorily redeemable preferred stock	—	—	—	1,111	3,347	1,832	916	—

Net income (loss)	$2,774	$2,736	$1,870	$548	$207	$(3,180)	$(625)	$(749)

Unaudited pro forma net income (loss) per share(1)
Basic and diluted	$0.36	$0.35	$0.24	$0.07	$0.03	$(0.41)	$(0.81)	$(0.10)
Shares used in computing unaudited pro forma net income (loss) per share(1)
Basic and diluted	7,782	7,782	7,782	7,782	7,782	7,782	7,782	7,782
Unaudited supplemental pro forma net income (loss) per share(2)						$(0.32)		$(0.07)
Shares used in computing supplemental pro forma net income (loss) per share(2)						10,031		10,031

	Fiscal Year End
							Fiscal Quarter End
	1999	2000	2001		2002	2003
	Predecessor			Successor			2004 Q1
			August 22, 2001	December 29, 2001			(unaudited)
	($ in thousands, except per share data)
Balance Sheet Data:
Cash and cash equivalents	$273	$224	$385	$2,028	$2,945	$2,453	$2,404
Total assets	104,388	123,044	126,424	159,824	158,073	161,817	172,693
Long-term debt, revolving credit facility and obligations under capital leases, including current portion	—	—	—	54,000	46,983	40,056	51,954
Mandatorily redeemable preferred stock	—	—	—	16,057	19,404	23,137	24,149
Total stockholders' equity	84,884	92,960	97,720	63,358	62,817	59,906	59,264
	Fiscal Year
	1999	2000	2001		2002	2003	Fiscal Quarter
	Predecessor			Successor			2003 Q1	2004 Q1
			December 31, 2000 - August 22, 2001	August 23, 2001 - December 29, 2001			(unaudited)
	($ in thousands, except per share data)
Other Data:
Restaurants open at end of period (including managed restaurants)	26	32	34	35	39	42	39	47
Net cash provided by operating activities	$7,421	$17,561	$5,838	$4,745	$13,373	$20,379	$960	$1,073
Net cash used in investing activities	(17,804)	(22,893)	(8,529)	(134,473)	(7,570)	(14,683)	(1,449)	(10,701)
Net cash provided by (used in) financing activities	8,890	5,283	2,852	131,756	(4,886)	(6,188)	535	9,579
EBITDA(3)	16,637	18,239	12,542	6,795	19,045	17,099	4,118	3,907

(1)
In calculating common shares outstanding, we give retroactive effect to the completion of our corporate reorganization. See "Certain Relationships and Related Party Transactions—Corporate Reorganization."

(2)
Unaudited supplemental pro forma income(loss) per share also includes 2,043,077 shares to be issued in the offering, which represents the shares attributable to the amount of net proceeds that would be sufficient to redeem the mandatorily redeemable preferred stock as well as 205,128 shares to be issued in the offering, which represents the shares attributable to the amount of net proceeds that would be sufficient for the payments to be made in connection with the termination of the management agreements and the covenant not to compete agreements. See "Use of Proceeds."

(3)
EBITDA represents earnings before interest, taxes, depreciation and amortization, write-off of deferred loan costs on early extinguishment of debt and accrued dividends and accretion on mandatorily redeemable preferred stock. We are presenting EBITDA because it provides an additional measure to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss) which we believe provides a more complete understanding of our business than could be obtained absent this disclosure. EBITDA is presented because: (i) we believe it is a useful measure for investors to assess the operating performance of our business without the effect of non-cash depreciation and amortization expenses; (ii) we believe that investors will find it useful in assessing our ability to service or incur indebtedness; and (iii) we use EBITDA internally to evaluate the performance of our personnel and also as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. EBITDA is not a measurement determined in accordance with GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing or financing activities or other financial statement data presented as indicators of financial performance or liquidity. EBITDA as presented may not be comparable to other similarly titled measures of other companies. A reconciliation of EBITDA to net income is provided below.

	Fiscal Year
	1999	2000	2001		2002	2003	Fiscal Quarter
	Predecessor			Successor			2003 Q1	2004 Q1
			December 31, 2000 - August 22, 2001	August 23, 2001 - December 29, 2001			(unaudited)
	($ in thousands, except per share data)

Net income (loss)	$2,774	$2,736	$1,870	$548	$207	$(3,180)	$(625)	$(749)
Accrued dividends and accretion on mandatorily redeemable preferred stock	—	—	—	1,111	3,347	3,733	916	1,012
Income tax expense	1,800	1,750	1,200	779	3,054	1,489	654	161
Interest expense	8,177	8,842	5,711	1,626	3,720	3,069	832	857
Depreciation and amortization	3,886	4,911	3,761	2,731	8,717	9,675	2,341	2,626
Write-off of deferred loan costs on early extinguishment of debt	—	—	—	—	—	2,313	—	—

EBITDA	$16,637	$18,239	$12,542	$6,795	$19,045	$17,099	$4,118	$3,907

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        Our company was founded in 1972 with William P. McCormick's acquisition of Jake's Famous Crawfish in Portland, Oregon. We grew our family of restaurants slowly through the next two decades and in 1994, when we owned 14 restaurants, a majority interest in our company was purchased by Castle Harlan, a private investment firm. Avado Brands purchased us in 1997. We operated as a division of Avado Brands and added 18 new restaurants in just under four and a half years. In August 2001, Avado Brands sold our company to Castle Harlan and BRS, private equity investment firms that have collectively invested in 13 restaurant companies. We have expanded our restaurant base to 51 restaurants as of June 23, 2004, including two restaurants operated under management contracts.

        We have grown our business by offering our customers a daily-printed menu with a broad selection of affordable, quality fresh seafood in an upscale environment, serviced by knowledgeable and professional management and staff. Our revenues are generated by sales at our restaurants, including banquets. In 2003, banquets accounted for approximately 10% of our revenues. In 2003, food and nonalcoholic beverage sales accounted for approximately 70% of revenues and the remaining 30% of revenues were from the sale of alcoholic beverages.

        We measure performance using key operating indicators such as comparable restaurant sales, food and beverage costs, restaurant operating expenses, with a focus on labor as a percentage of revenues, and total occupancy costs. We also track trends in average weekly revenues at both the restaurant level and on a consolidated basis as an indicator of our performance. The key operating measure used by management in evaluating our operating results is operating income. Operating income is calculated by deducting restaurant operating costs, general and administrative expenses, restaurant pre-opening costs, depreciation and amortization and other corporate costs from revenues. We monitor general and administrative expenses as a percentage of revenues, which we target not to exceed approximately 5% of revenues. Restaurant pre-opening costs are analyzed based on the number and timing of restaurant openings and by comparison to budgeted amounts, with an overall target of approximately $0.3 million per restaurant opening.

        The most significant restaurant operating costs are food and beverage costs and labor and related employee benefits. We believe our national and regional presence allows us to achieve better quality and pricing on key products than most of our competitors. We closely monitor food and beverage costs and regularly review our selection of preferred vendors on the basis of several key metrics, including pricing. In addition, because we print our menu daily, we are able to adapt the seafood items we offer to changes in vendor pricing to optimize our revenue mix and mitigate the impact of cost increases in any particular seafood item by substituting a lower-cost alternative on our menu or by adjusting our menu item price. With respect to labor costs, we believe the combination of future growth in revenues and the resulting greater leverage of our vice presidents of operations and regional managers will allow us to better leverage payroll expenses over time. Our employee benefits include health insurance, the cost of which continues to increase faster than the general rate of inflation. We continually monitor this cost and review strategies to effectively control increases but we are subject to the overall trend of increases in healthcare costs.

        General and administrative expenses are controlled in absolute amounts and monitored as a percentage of revenues. As we have continued our growth, we have incurred substantial training costs and made significant investments in infrastructure, including our information systems. As we continue to grow and are able to leverage investments made in our people and systems, we expect these expenses to decrease as a percentage of revenues over time.

        Identification of appropriate new restaurant sites is essential to our growth strategy. We evaluate and invest in new restaurants based on site-specific projected returns on investment. We believe our store model and flexible real estate strategy provide us with continued opportunities to find attractive real estate locations on favorable terms.

Strategic Focus and Operating Outlook

        Our primary business focus for over 32 years has been to consistently offer a broad selection of high quality, fresh seafood, which we believe commands strong loyalty from our customers. We have successfully expanded our McCormick & Schmick's seafood restaurant concept throughout the United States and have competed effectively with both national and regional restaurant chains as well as with local operators. We opened three new restaurants in each of 2001, 2002 and 2003, growing from 32 to 41 restaurants. We also entered into a management contract for one restaurant in 2002. Our growth during this three year period was slower than our historical growth due to capital constraints imposed by Avado Brands that deemphasized growth. For approximately 18 months following the August 2001 sale by Avado Brands, our growth was slower than we believe it otherwise would have been because of the smaller number of projects in development as a result of these capital constraints and because of caution following the events of September 11, 2001.

        Our objective is to continue to prudently grow McCormick & Schmick's seafood restaurants in existing and new markets. Our 2004 plan includes the opening of nine restaurants and the operation of an additional restaurant under a management contract. As of June 3, 2004, we have opened seven new restaurants and commenced operating an additional restaurant in San Diego, California under a management contract. Our seven new restaurants include three restaurant properties we acquired and converted in early 2004. In addition to new unit growth, we are committed to improving comparable restaurant sales over the levels achieved in 2003 by driving increased customer counts.

Results of Operations

        Our operating results for the period December 31, 2000 to August 22, 2001, when we operated as a division of Avado Brands, the period August 23, 2001 to December 29, 2001, 2002, 2003, 2003 Q1 and 2004 Q1 are expressed as a percentage of revenues below.

	Fiscal Year				Fiscal Quarter
	2001		2002	2003	2003 Q1	2004 Q1
	Predecessor	Successor			(unaudited)
	December 31, 2000 - August 22, 2001	August 23, 2001 - December 29, 2001
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Restaurant operating costs
Food and beverage	30.0%	29.1%	29.5%	29.5%	29.7%	29.9%
Labor	31.8%	30.5%	31.2%	31.3%	32.1%	32.7%
Operating	14.4%	14.9%	14.7%	14.9%	15.1%	14.4%
Occupancy	8.0%	8.0%	7.9%	8.0%	8.2%	8.3%

Total restaurant operating costs	84.3%	82.5%	83.3%	83.7%	85.1%	85.3%
General and administrative expenses	4.2%	4.3%	4.2%	5.0%	4.3%	4.7%
Restaurant pre-opening costs	0.6%	0.5%	0.5%	0.6%	—	1.7%
Depreciation and amortization	3.3%	4.6%	4.8%	4.9%	5.2%	4.8%
Management fees and covenants not to compete	—	1.3%	1.4%	1.3%	1.5%	1.2%
Impairment of assets	—	—	—	0.8%	—	—

Total costs and expenses	92.3%	93.2%	94.3%	96.2%	96.1%	97.7%

Operating income	7.7%	6.8%	5.7%	3.8%	3.9%	2.3%
Interest expense	5.0%	2.7%	2.1%	1.6%	1.8%	1.6%
Accrued dividends and accretion on mandatorily redeemable preferred stock				1.0%		1.9%
Write-off of deferred loan costs on early extinguishment of debt	—	—	—	1.2%	—	—

Income (loss) before income tax expense and accrued dividends and accretion on mandatorily redeemable preferred stock	2.7%	4.1%	3.7%	0.0%	2.1%	(1.2)%
Income tax expense	1.1%	1.3%	1.7%	0.8%	1.5%	0.3%
Accrued dividends and accretion on mandatorily redeemable preferred stock	—	1.9%	1.9%	0.9%	2.0%	—

Net income (loss)	1.6%	0.9%	0.1%	(1.6)%	(1.4)%	(1.5)%

        The results in the above table, as discussed in Selected Consolidated Financial and Operating Data, reflect quarterly management fees and expenses related to covenants not to compete, which will be terminated in connection with our initial public offering. The results for 2003 also reflect a charge of $1.5 million related to the impairment of one of our restaurants, a $1.2 million expense for the settlement of a labor dispute and a $2.3 million write-off of deferred loan costs.

Description of Terms

        Revenues consist of revenues from comparable restaurants, new restaurants and management agreements. For purposes of comparable restaurant sales, a restaurant is included in the comparable restaurant base in the first full quarter following the eighteenth month of operations. New restaurant revenues include revenues from restaurants we opened during the period under discussion.

        Restaurant operating costs consist of:

  •
  food and beverage costs;

  •
  labor costs, consisting of restaurant management salaries, hourly staff payroll and other payroll-related items including taxes and fringe benefits;

  •
  operating costs, consisting of advertising, maintenance, utilities, depreciation, insurance, bank and credit card charges, and any other restaurant level expenses; and

  •
  occupancy costs, consisting of both fixed and variable portions of rent, common area maintenance charges, property insurance premiums, and real property taxes.

        General and administrative expenses consist of expenses associated with corporate administrative functions that support development and restaurant operations and provide an infrastructure to support future growth, including management and staff salaries, employee benefits, travel, legal and professional fees, technology and market research.

        Restaurant pre-opening costs, which are expensed as incurred, consist of costs incurred prior to opening a new restaurant and are comprised principally of manager salaries and relocation, employee payroll and related training costs for new employees, including practice and rehearsal of service activities.

        Depreciation and amortization consist of depreciation of fixed assets and the amortization of capitalized loan costs.

Financial Performance Overview

        The following are highlights of our financial performance for 2004 Q1 compared to 2003 Q1:

  •
  Comparable restaurant sales in 2004 Q1 increased 5.8%, an improvement over the 0.4% decrease in 2003 Q1.

  •
  Revenues increased 21.0% in 2004 Q1 primarily due to our 5.8% positive comparable restaurant sales coupled with revenues generated by the eight additional restaurants opened since 2003 Q1.

  •
  General and administrative expenses as a percentage of revenues increased 40 basis points to 4.7% in 2004 Q1 from 4.3% in 2003 Q1 due to incremental expenses, consisting primarily of additional salary expenses associated with the eight additional restaurants opened since 2003 Q1.

        The following are highlights of our financial performance over the three-year period ended December 27, 2003:

  •
  Comparable restaurant sales in 2003 increased 1.1%, a significant improvement over the 2.7% decline in 2002.

  •
  Revenues increased 9.2% in 2003 to a record high of $196.7 million. The increase was primarily due to our positive comparable restaurant sales for the year coupled with revenues generated by opening three restaurants representing 48.6 additional restaurant operating weeks. Revenues increased 3.7% in 2002 to $180.1 million from $173.6 million in 2001, all due to the revenues generated by opening three restaurants representing 29.1 additional restaurant operating weeks.

  •
  We had a net loss of $3.2 million in 2003 primarily due to a write-off of $2.3 million in deferred loan costs, a $1.5 million charge related to the impairment of one of our restaurants and a $1.2 million expense to settle a California labor dispute. Also contributing to the net loss were expenses of $2.6 million related to management fees and non-compete payments, which will be terminated in connection with our initial public offering.

  •
  General and administrative expenses as a percentage of revenues increased 80 basis points from 4.2% in 2002, unchanged from 2001, to 5.0% in 2003 primarily due to a $1.2 million expense to settle a California labor dispute.

2004 Q1 (13 weeks) Compared to 2003 Q1 (13 weeks)

        Revenues.    Revenues increased by $9.5 million, or 21.0%, to $54.5 million in 2004 Q1 from $45.0 million in 2003 Q1. This increase was attributable to revenues of $3.6 million generated by the five restaurants opened in 2004 Q1, $3.6 million in revenues from the three restaurants opened in 2003, and $2.3 million in revenues from restaurants opened before 2003. Comparable restaurant sales were positive 5.8% in 2004 Q1. Approximately 1.5% of the comparable restaurant sales increase was attributable to an increased customer count and the remainder was attributable to increased per meal spending. Improvements in the overall economic environment as evidenced by higher travel supported our comparable restaurant sales growth in 2004 Q1.

        Food and Beverage Costs.    Food and beverage costs increased by $2.9 million, or 21.6%, to $16.3 million in 2004 Q1 from $13.4 million in 2003 Q1. This increase was primarily related to the eight restaurants opened since 2003 Q1. Food and beverage costs as a percentage of revenues increased slightly to 29.9% in 2004 Q1 from 29.7% in 2003 Q1. The increase was primarily related to product handling inefficiency at the five restaurants opened in 2004 Q1. Typically, new restaurants experience lower raw product yields during the first year of operations as the new employees learn our operating model. Due to the higher number of restaurant openings in 2004 compared to 2003, we expect this trend in food and beverage cost to continue for the remainder of 2004.

        Labor Costs.    Labor costs increased by $3.3 million, or 23.1%, to $17.8 million in 2004 Q1 from $14.5 million in 2003 Q1. This increase was primarily related to the eight restaurants opened since 2003 Q1. Labor costs as a percentage of revenues increased to 32.7% in 2004 Q1 from 32.1% in 2003 Q1. The increase was primarily related to labor inefficiencies experienced by the five restaurants opened in 2004 Q1. Typically, new restaurants experience lower productivity and higher training costs during the first year of operations as the new employees learn our operating model.

        Operating Costs.    Operating costs increased by $1.1 million, or 15.6%, to $7.9 million in 2004 Q1 from $6.8 million in 2003 Q1. This increase was primarily related to the eight restaurants opened since 2003 Q1. Operating costs as a percentage of revenues decreased to 14.4% in 2004 Q1 from 15.1% in 2003 Q1. Several of the operating costs included in this cost category are either fixed or semi-variable. As a result, operating costs as a percentage of revenues decreased due to the 5.8% increase in comparable restaurant sales in 2004 Q1. The lower percentage for 2004 Q1 also reflects our lower cost as a percentage of revenues for marketing and utilities compared to 2003 Q1. In 2003 Q1, we increased both restaurant-level marketing and support to local community activities in an effort to offset decreases in customer traffic caused by the weak economic environment. We believe our spending rate for marketing for the rest of 2004 will be in line with our spending rate in 2004 Q1. The decrease in utility costs as a percentage of revenues was primarily driven by the slight improvement in utility rates for 2004 Q1 as compared to the rates in place for 2003 Q1. We do not believe the favorable trend in utility costs will continue for the remainder of 2004 because oil prices have increased.

        Occupancy Costs.    Occupancy costs increased by $0.8 million, or 22.8%, to $4.5 million in 2004 Q1 from $3.7 million in 2003 Q1. This increase was primarily related to the eight restaurants opened since 2003 Q1. Occupancy costs as a percentage of revenues increased slightly to 8.3% in 2004 Q1 from 8.2% in 2003 Q1. Several of the occupancy costs reflected in this cost category are either fixed or semi-variable. As a result, occupancy costs as a percentage of revenues increased due to the 5.8% increase in comparable restaurant sales in 2004 Q1. However, occupancy costs for the eight new restaurants opened subsequent to 2003 Q1 are running higher as a percentage of revenues. Accordingly, due to their early stage of maturity, these restaurants are experiencing lighter sales resulting in a higher rent expense as a percentage of revenue. We expect occupancy costs as a percentage of revenue to decrease as the new restaurants mature and their revenues increase.

        General and Administrative Expenses.    General and administrative expenses increased by $0.6 million, or 31.3%, to $2.5 million in 2004 Q1 from $1.9 million in 2003 Q1. This increase was primarily due to the addition of corporate, administrative and senior operations personnel to accommodate our growth in 2003 and 2004, which resulted in an increased salary expense of $1.9 million in 2004 Q1 compared to $1.3 million in 2003 Q1. In addition, general and administrative costs were impacted by higher training costs to prepare new management for the eight new restaurant openings, including one additional restaurant under a management contract, in the first half of 2004. General and administrative expenses as a percentage of revenues increased to 4.7% in 2004 Q1 from 4.3% in 2003 Q1. We expect that general and administrative expenses as a percentage of revenues will increase due to both new and higher than current corporate expenses such as director and officers insurance premiums, investor support services, and regulatory and exchange fees upon completion of our public offering.

        Restaurant Pre-Opening Costs.    2004 Q1 pre-opening costs relating to the five restaurants opened in 2004 Q1 were $0.9 million. We have opened four additional restaurants since 2004 Q1 and plan to open another restaurant in 2004. Our target is to keep total pre-opening costs per restaurant at approximately $0.3 million. There were no restaurant openings in 2003 Q1.

        Depreciation and Amortization.    Depreciation and amortization increased by $0.3 million, or 12.2%, to $2.6 million in 2004 Q1 from $2.3 million in 2003 Q1. This increase was primarily related to the eight restaurants opened since 2003 Q1.

        Management Fees and Covenants Not to Compete.    In each of 2004 Q1 and 2003 Q1, we expensed an aggregate of $0.5 million in management fees to BRS and Castle Harlan, Inc. and an aggregate of $0.1 million to William P. McCormick and Douglas L. Schmick pursuant to covenants not to compete. The management fee agreements and the covenants not to compete will be terminated in connection with our public offering. See "Certain Relationships and Related Party Transactions—Corporate Reorganization."

        Income Tax Expense.    Income tax expense decreased by $0.5 million, or 75.4%, to $0.2 million in 2004 Q1 from $0.7 million in 2003 Q1 due to a decrease in income before income tax and accrued dividends and accretion on mandatorily redeemable preferred stock and coupled with a decrease in the estimated annual effective tax rate.

        Accrued Dividends and Accretion on Mandatorily Redeemable Preferred Stock.    Dividends and accretive rights of a subsidiary's redeemable preferred stock are reflected as accrued dividends and accretion on mandatorily redeemable preferred stock in the consolidated financial statements. Proceeds from our public offering will be used to redeem the preferred stock. See "Use of Proceeds."

        Net Loss.    Net loss increased to ($0.7) million in 2004 Q1 from ($0.6) million in 2003 Q1. The increase was primarily due to the $0.9 million in pre-opening costs associated with five new restaurants in 2004 Q1 coupled with $0.6 million in incremental general and administrative expenses incurred to support restaurant openings subsequent to 2003 Q1, partially offset by the benefit of higher revenues and lower income taxes.

2003 (52 weeks) Compared to 2002 (52 weeks)

        Revenues.    Revenues increased by $16.6 million, or 9.2%, to $196.7 million in 2003 from $180.1 million in 2002. This increase was attributable to revenues of $4.5 million generated by three restaurants opened in 2003, a $9.8 million increase in revenues in 2003 for restaurants that opened in 2002, and a $2.3 million increase for restaurants opened prior to 2002. Comparable restaurant sales were positive 1.1% in 2003. Approximately 0.3% of the comparable restaurant sales increase was attributable to an increased customer count and the remainder was attributable to increased per meal spending.

        Food and Beverage Costs.    Food and beverage costs increased by $4.8 million, or 9.0%, to $58.0 million in 2003 from $53.2 million in 2002. This increase was primarily due to the three restaurants opened in 2003. Food and beverage costs as a percentage of revenues remained unchanged at 29.5% for both 2002 and 2003.

        Labor Costs.    Labor costs increased by $5.5 million, or 9.8%, to $61.6 million in 2003 from $56.2 million in 2002. This increase was primarily due to the three restaurants opened in 2003. Labor costs as a percentage of revenues increased slightly to 31.3% in 2003 from 31.2% in 2002, primarily due to increased worker's compensation insurance rates.

        Operating Costs.    Operating costs increased by $2.8 million, or 10.7%, to $29.2 million in 2003 from $26.4 million in 2002. This increase was primarily due to the three restaurants opened in 2003. The increase in operating costs as a percentage of revenues reflected increased marketing expenses, coupled with the impact of higher utility rates. We increased restaurant-level marketing to support local community activities in an effort to offset decreases in customer traffic caused by the weak economic environment. Operating costs as a percentage of revenues increased slightly from 14.7% in 2002 to 14.9% in 2003.

        Occupancy Costs.    Occupancy costs increased by $1.5 million, or 10.7%, to $15.8 million in 2003 from $14.3 million in 2002 primarily due to the occupancy costs of the three restaurants opened in 2003. Occupancy costs as a percentage of revenues increased slightly from 7.9% in 2002 to 8.0% in 2003.

        General and Administrative Expenses.    General and administrative expenses increased by $2.2 million, or 28.9%, to $9.8 million in 2003 from $7.6 million in 2002. This increase was primarily due to a $1.2 million expense to settle a California labor dispute, coupled with higher training costs to ready new management for the seven new restaurant openings in the first half of 2004. General and administrative expenses as a percentage of revenues increased from 4.2% in 2002 to 5.0% in 2003.

        Restaurant Pre-Opening Costs.    There were three restaurants opened in each of 2003 and 2002. Restaurant pre-opening costs increased $0.2 million, or 21.8%, to $1.1 million in 2003 from $0.9 million in 2002 primarily due to pre-opening costs incurred in the fourth quarter of 2003 related to the opening of four restaurants early in the first quarter of 2004.

        Depreciation and Amortization.    Depreciation and amortization increased by $1.0 million, or 11.0%, to $9.7 million in 2003 from $8.7 million in 2002. The increase was primarily due to a full year's depreciation on the four restaurants opened in 2002 and a partial year's depreciation on the three restaurants opened in 2003.

        Management Fees and Covenants Not to Compete.    We paid an aggregate amount of $2.2 million in management fees to BRS and Castle Harlan, Inc. in 2003, both of which have ownership interests in our company. In addition, we paid an aggregate amount of $0.4 million to William P. McCormick and Douglas L. Schmick pursuant to covenants not to compete. We expensed $2.6 million in both 2003 and 2002. The management fee agreements and the covenants not to compete will be terminated in connection with our public offering. See "Certain Relationships and Related Party Transactions—Corporate Reorganization."

        Write-Off of Deferred Loan Costs on Early Extinguishment of Debt.    In connection with a new revolving credit facility, in October 2003 we wrote off deferred loan costs relating to the prior credit facility in the amount of $2.3 million and capitalized loan costs relating to the new revolving credit facility in the amount of $1.3 million.

        Interest Expense.    Interest expense decreased by $0.7 million, or 17.5%, to $3.1 million in 2003 from $3.7 million in 2002 primarily due to a 79 basis point decrease in average interest rates coupled with an $8.6 million decrease in the average outstanding debt balance.

        Income Tax Expense.    Income tax expense decreased by $1.6 million, or 51.2%, to $1.5 million in 2003 from $3.1 million in 2002 due to a decrease in income before income tax and accrued dividends and accretion on mandatorily redeemable preferred stock as well as the recognition of a $0.8 million valuation allowance because deferred tax credits arising from indefinite lived assets cannot be used to support the recoverability of deferred tax assets.

        Accrued Dividends and Accretion on Mandatorily Redeemable Preferred Stock.    Dividends and accretive rights of a subsidiary's redeemable preferred stock are reflected as accrued dividends and accretion on mandatorily redeemable preferred stock in the consolidated financial statements. Proceeds from our public offering will be used to redeem the preferred stock. See "Use of Proceeds."

        Net Income.    Net income decreased by $3.4 million, from $0.2 million in net income in 2002 to a $3.2 million net loss in 2003. The decrease was due primarily to the write-off of $2.3 million in deferred loan costs, a $1.5 million charge related to the impairment of assets and the $1.2 million expense to settle a California labor dispute.

2002 (52 weeks) Compared to the period from August 23, 2001 to December 29, 2001

        Revenues.    Revenues increased by $120.3 million, or 201.4%, to $180.1 million in 2002 from $59.8 million in the period from August 23, 2001, the date following the sale by Avado Brands, to December 29, 2001 ("2001 successor period"). This increase was primarily due to revenues from restaurants opened in late 2001 and 2002 of $12.5 million and the result of a full year of operations in 2002 compared to approximately four months of operations in the 2001 successor period.

        Food and Beverage Costs.    Food and beverage costs increased by $35.8 million, or 205.4%, to $53.2 million in 2002 from $17.4 million in the 2001 successor period. The increase was primarily attributable to food and beverage costs related to restaurants opened in late 2001 and 2002 of $4.0 million and the result of a full year of operations in 2002 compared to approximately four months of operations in the 2001 successor period. As a percentage of revenues, food and beverage costs increased slightly to 29.5% in 2002 from 29.1% in the 2001 successor period.

        Labor Costs.    Labor costs increased by $37.9 million, or 208.3%, to $56.1 million in 2002 from $18.2 million in the 2001 successor period. This increase was primarily attributable to labor costs related to restaurants opened in late 2001 and 2002 of $3.9 million and the result of a full year of operations in 2002 compared to approximately four months of operations in the 2001 successor period. As a percentage of revenues, labor costs increased to 31.2% in 2002 from 30.5% in the 2001 successor period. This increase was primarily attributable to the seasonality of our operations and higher average monthly revenues per restaurant during the months included in the short 2001 successor period as compared to our average monthly revenues per restaurant for the full 2002 year. Because certain labor costs are either fixed or semi-variable, labor costs as a percentage of revenues are lower for the short 2001 successor period than for a full fiscal year. Labor costs as a percentage of revenues for the fourth quarter of 2002, which is a comparable period to the 2001 successor period, were 30.1%.

        Operating Costs.    Operating costs increased by $17.5 million, or 197.1%, to $26.4 million in 2002 from $8.9 million in the 2001 successor period. The increase was primarily the result of operating costs related to restaurants opened in late 2001 and 2002 of $1.7 million and the result of a full year of operations in 2002 compared to approximately four months of operations in the 2001 successor period. As a percentage of revenues, operating costs decreased slightly to 14.7% in 2002 from 14.9% in the 2001 successor period.

        Occupancy Costs.    Occupancy costs increased by $9.5 million, or 197.6%, to $14.3 million in 2002 from $4.8 million in the 2001 successor period. This increase was due to occupancy costs related to restaurants opened in late 2001 and 2002 of $1.0 million and the result of a full year of operations in 2002 compared to approximately four months of operations in the 2001 successor period. As a percentage of revenues, occupancy costs remained relatively unchanged between 2002 and the 2001 successor period.

        General and Administrative Expenses.    General and administrative expenses increased by $5.0 million, or 196.5%, to $7.6 million in 2002 from $2.6 million in the 2001 successor period. This increase was primarily the result of a full year of operations in 2002 compared to approximately four months of operations in the 2001 successor period. As a percentage of revenues, general and administrative expenses remained relatively unchanged between 2002 and the 2001 successor period.

        Restaurant Pre-Opening Costs.    Restaurant pre-opening costs increased by $0.6 million, or 185.6%, to $0.9 million in 2002 from $0.3 million in the 2001 successor period. Three restaurants opened in 2002 and one restaurant opened in the 2001 successor period.

        Depreciation and Amortization.    Depreciation and amortization increased $6.0 million or 219.2%, to $8.7 million in 2002 from $2.7 million for the 2001 successor period. The increase was primarily due to depreciation and amortization on restaurants opened in late 2001 and 2002 of $0.9 million and the result of a full year of operations in 2002 compared to approximately four months of operations in the 2001 successor period. Depreciation and amortization as a percentage of revenues remained relatively unchanged between 2002 and the 2001 successor period.

        Management Fees and Covenants Not to Compete.    We expensed $2.6 million in 2002 and $0.8 million in the 2001 successor period in respect of management fees paid to BRS and Castle Harlan, Inc. The increase was primarily the result of a full year of operations in 2002 compared to approximately four months of operations in the 2001 successor period.

        Interest Expense.    Interest expense increased by $2.1 million, or 128.8%, to $3.7 million in 2002 from $1.6 million in the 2001 successor period primarily as the result of a full year of operations in 2002 compared to approximately four months of operations in the 2001 successor period.

        Accrued Dividends and Accretion on Mandatorily Redeemable Preferred Stock.    Dividends and accretive rights of a subsidiary's redeemable preferred stock are reflected as accrued dividends and accretion on mandatorily redeemable preferred stock in the consolidated financial statements. Proceeds from our public offering will be used to redeem the preferred stock. See "Use of Proceeds." Dividends and accretion on mandatorily redeemable preferred stock increased $2.2 million, or 201.3%, to $3.3 million in 2002 from $1.1 million in the 2001 successor period primarily because the mandatorily redeemable preferred stock was outstanding for approximately four months in this period but for the entire year for 2002.

        Income Tax Expense.    Income tax expense increased by $2.3 million, or 292.0%, to $3.1 million in 2002 from $0.8 million in the 2001 successor period. The increase was primarily due to the increase in income before income tax expense and accrued dividends and accretion on mandatorily redeemable preferred stock of $4.2 million.

        Net Income.    Net income decreased by $0.3 million to $0.2 million in 2002 from $0.5 million in the 2001 successor period primarily due to an increase in operating income of $6.3 million, offset by increases in interest expense, income tax expense and minority interest of $2.1 million, $2.3 million and $2.2 million, respectively.

2002 (52 weeks) Compared to the period from December 31, 2000 to August 22, 2001

        Revenues.    Revenues increased by $66.2 million, or 58.2%, to $180.1 million in 2002 from $113.9 million in the period from December 31, 2000 to August 22, 2001, the date preceding the sale by Avado Brands ("2001 predecessor period"). This increase was primarily due to revenues from restaurants opened in the 2001 successor period and 2002 of $2.7 million and the result of a full year of operations in 2002 compared to approximately eight months of operations in the 2001 predecessor period.

        Food and Beverage Costs.    Food and beverage costs increased by $19.0 million, or 55.7%, to $53.2 million in 2002 from $34.2 million in the 2001 predecessor period. The increase was primarily attributable to food and beverage costs related to restaurants opened in the 2001 predecessor period, 2001 successor period, and 2002 of $0.9 million and the result of a full year of operations in 2002 compared to approximately eight months of operations in the 2001 predecessor period. As a percentage of revenues, food and beverage costs decreased to 29.5% in 2002 from 30.0% in the 2001 predecessor period.

        Labor Costs.    Labor costs increased by $19.9 million, or 54.8%, to $56.2 million in 2002 from $36.3 million in the 2001 predecessor period. This increase was primarily attributable to labor costs related to restaurants opened in the 2001 predecessor period, 2001 successor period and 2002 of $0.9 million and the result of a full year of operations in 2002 compared to approximately eight months of operations in the 2001 predecessor period. As a percentage of revenues, labor costs decreased to 31.2% in 2002 from 31.8% in the 2001 predecessor period.

        Operating Costs.    Operating costs increased by $10.0 million, or 61.1%, to $26.4 million in 2002 from $16.4 million in the 2001 predecessor period. The increase was primarily the result of operating costs related to restaurants opened in the 2001 predecessor period, 2001 successor period and 2002 of $0.5 million and the result of a full year of operations in 2002 compared to approximately eight months of operations in the 2001 successor period. As a percentage of revenues, operating costs increased to 14.7% in 2002 from 14.4% in the 2001 predecessor period.

        Occupancy Costs.    Occupancy costs increased by $5.1 million, or 56.2%, to $14.3 million in 2002 from $9.2 million in the 2001 predecessor period. This increase was due to occupancy costs related to restaurants opened in the 2001 predecessor period, 2001 successor period and 2002 of $0.2 million and the result of a full year of operations in 2002 compared to approximately eight months of operations in the 2001 predecessor period. As a percentage of revenues, occupancy costs decreased to 7.9% in 2002 from 8.0% in the 2001 predecessor period.

        General and Administrative Expenses.    General and administrative expenses increased by $2.8 million or 60.1%, to $7.6 million in 2002 from $4.7 million in the 2001 predecessor period. This increase was primarily the result of a full year of operations in 2002 compared to approximately eight months of operations in the 2001 predecessor period. As a percentage of revenues, general and administrative expenses remained unchanged between 2002 and the 2001 predecessor period at 4.2%.

        Restaurant Pre-Opening Costs.    Restaurant pre-opening costs increased by $0.3 million, or 41.2%, to $0.9 million in 2002 from $0.6 million in the 2001 predecessor period. We opened three restaurants in 2002 and two restaurants in the 2001 predecessor period.

        Depreciation and Amortization.    Depreciation and amortization increased $5.0 million, or 131.8%, to $8.7 million in 2002 from $3.8 million for the 2001 predecessor period. The increase was primarily due to our acquisition from Avado Brands. As a result of purchase accounting at that date the fair values of the fixed assets became the new cost basis for the assets. Depreciation and amortization was also impacted by the additional depreciation and amortization on restaurants opened in the 2001 predecessor period, 2001 successor period and 2002 of $0.1 million and the result of a full year of operations in 2002 compared to approximately eight months of operations in the 2001 predecessor period. Depreciation and amortization as a percentage of revenues increased to 4.8% in 2002 from 3.3% in the 2001 predecessor period.

        Management Fees and Covenants Not to Compete.    In 2002, we paid and expensed an aggregate amount of $2.2 million in management fees to BRS and Castle Harlan, Inc., both of which have ownership interests in our company. In addition, we paid and expensed an aggregate amount of $0.4 million to William P. McCormick and Douglas L. Schmick pursuant to covenants not to compete. There was no expense in the 2001 predecessor period because these agreements were entered into in connection with our acquisition from Avado Brands in August 2001.

        Interest Expense.    Interest expense decreased by $2.0 million, or 34.9%, to $3.7 million in 2002 from $5.7 million in the 2001 predecessor period primarily as the result of lower average interest rates coupled with lower average outstanding balances, partly offset by a full year of operations in 2002 compared to approximately eight months of operations in the 2001 predecessor period.

        Accrued Dividends and Accretion on Mandatorily Redeemable Preferred Stock.    Dividends and accretive rights of a subsidiary's redeemable preferred stock are reflected as accrued dividends and accretion on mandatorily redeemable preferred stock in the consolidated financial statements. Dividends and accretion on mandatorily redeemable preferred stock in 2002 were $3.3 million. There was no expense in the 2001 predecessor period because the related agreements were entered into in connection with our acquisition from Avado Brands in August 2001.

        Income Tax Expense.    Income tax expense increased by $1.9 million, or 154.5%, to $3.1 million in 2002 from $1.2 million in the 2001 successor period. The increase was primarily due to the increase in income before income tax expense and accrued dividends and accretion on mandatorily redeemable preferred stock of $3.5 million coupled with an increase in the annual effective tax rate in 2002.

        Net Income.    Net income decreased by $1.7 million to $0.2 million in 2002 from $1.9 million in the 2001 predecessor period primarily due to an increase in operating income of $1.5 million and a decrease in interest expense of $2.0 million offset by an increase in income taxes of $1.9 million and an increase in minority interest of $3.3 million.

Potential Fluctuations in Quarterly Results and Seasonality

        Our quarterly operating results may fluctuate significantly as a result of a variety of factors. See "Risk Factors—Risks Related to Our Business," which discloses all material risks that could affect our quarterly operating results.

        Our business is also subject to seasonal fluctuations. Historically, revenues in most of our restaurants have been higher during the spring months and winter holiday season. For the reasons and factors discussed above our quarterly and annual operating results and comparable restaurant sales may fluctuate significantly quarterly. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. If this occurs, the price of our common stock would likely decrease.

        The following table sets forth quarterly operating results in each of the last nine fiscal quarters:

	2002				2003				2004
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	($ in thousands)
Revenues	$41,840	$46,549	$43,600	$48,115	$45,049	$48,642	$48,895	$54,131	$54,513

Restaurant operating costs:
Food and beverage	12,353	13,721	12,957	14,137	13,397	14,163	14,522	15,877	16,286
Labor	13,414	14,456	13,786	14,491	14,464	15,109	15,488	16,583	17,810
Operating	6,121	6,658	6,347	7,280	6,811	7,082	7,274	8,077	7,874
Occupancy	3,451	3,685	3,459	3,706	3,674	3,901	3,938	4,316	4,513

Total restaurant operating costs	35,339	38,520	36,549	39,614	38,346	40,255	41,222	44,853	46,483
General and administrative expenses	1,786	2,132	1,879	1,779	1,941	2,016	2,126	3,686	2,549
Restaurant pre-opening costs	3	43	383	482	7	104	635	364	936
Depreciation and amortization	2,129	2,139	2,038	2,411	2,341	2,331	2,406	2,597	2,626
Management fees and covenants not to compete	637	637	637	639	637	637	637	639	638
Impairment of assets	—	—	—	—	—	—	—	1,513	—

Total cost and expenses	39,894	43,471	41,486	44,925	43,272	45,343	47,026	53,652	53,232
Operating income	1,946	3,078	2,114	3,190	1,777	3,299	1,869	479	1,281
Interest expense	1,048	948	914	810	832	768	703	766	857
Accrued dividends and accretion on mandatorily redeemable preferred stock							950	951	1,012
Write-off of deferred loan costs on early extinguishment of debt	—	—	—	—	—	—	—	2,313	—

Income (loss) before income tax expense and accrued dividends and accretion on mandatorily redeemable preferred stock	898	2,130	1,200	2,380	945	2,531	216	(3,551)	(588)
Income tax expense (benefit)	414	987	554	1,099	654	1,757	809	(1,731)	161
Accrued dividends and accretion on mandatorily redeemable preferred stock	818	818	855	856	916	916	—	—	—

Net income (loss)	$(334)	$325	$(209)	$425	$(625)	$(142)	$(593)	$(1,820)	$(749)

        The results in the above table reflect quarterly management fees and expenses related to covenants not to compete in the aggregate amount of $0.6 million, which will be terminated in connection with our initial public offering. The results also reflect a 2003 Q4 charge of $1.5 million related to the impairment of one of our restaurants, a $1.2 million expense in 2003 Q4 for the settlement of a labor dispute and a $2.3 million write-off in 2003 Q4 of deferred loan costs.

Liquidity and Capital Resources

        Our primary liquidity and capital requirements have been for new restaurant construction, working capital and general corporate needs. Our main sources of liquidity and capital have been net cash provided by operating activities and borrowings under credit facilities. In August 2001, Bell Atlantic Master Trust made a $20.0 million investment in our company. In connection with the investment, we issued to Bell Atlantic Master Trust 20,000 shares of the 13% Senior Exchangeable Preferred Stock of our subsidiary, McCormick & Schmick Acquisition Corp. II, and warrants to purchase class A-2 units of McCormick & Schmick Holdings LLC. We intend to use the proceeds received by us from this offering to redeem all outstanding shares of the preferred stock held by Bell Atlantic Master Trust. See "Use of Proceeds."

	Fiscal Year				Fiscal Quarter
	2001
	Predecessor	Successor
	December 31, 2000 - August 22, 2001	August 23, 2001 - December 29, 2001	2002	2003	2003 Q1	2004 Q1
	($ in thousands)
Net cash provided by operating activities	$5,838	$4,745	$13,373	$20,379	$960	$1,073
Net cash used in other investing activities:
Acquisition of business, net of cash received	—	(131,372)	—	—	—
Acquisition of equipment and other assets	(8,529)	(3,101)	(7,570)	(14,683)	(1,449)	(10,701)
Net cash provided by (used in) financing activities	2,852	131,756	(4,886)	(6,188)	535	9,579

Net increase (decrease) in cash	$161	$2,028	$917	$(492)	$46	$(49)

        Net cash provided by operating activities was $1.1 million for 2004 Q1 compared to $1.0 million for 2003 Q1. Net cash provided by operating activities was $20.4 million in 2003, compared to $13.4 million in 2002, $5.8 million in the 2001 predecessor period and $4.7 million in the 2001 successor period. The increase in 2003 consisted primarily of improvements in working capital due to better management of payables as well as incremental revenue from the addition of new restaurants.

        Net cash used in investing activities was $10.7 million in 2004 Q1 compared to $1.4 million for 2003 Q1. The increase in net cash used in investing activities in 2004 Q1 resulted mainly from the acquisition of equipment and leasehold improvements for five new restaurants opened in 2004 Q1. We opened no new restaurants in 2003 Q1. Net cash used in investing activities was $14.7 million in 2003, $7.6 million in 2002, $8.5 million in the 2001 predecessor period and $134.5 million in the 2001 successor period including $131.4 million related to the acquisition of our company from Avado Brands. Excluding the acquisition of our company from Avado Brands, net cash used in investing activities consisted primarily of purchases of property and equipment in the 2001 successor period. We use cash for tenant improvements and equipment to open new restaurants and to upgrade and add capacity to existing restaurants. Net cash used in investing activities varied in the periods presented based on the number of new restaurants opened and/or existing restaurant capacity expanded during the period. Purchases of property and equipment also include purchases of information technology systems and expenditures relating to our corporate headquarters.

        Net cash provided by financing activities was $9.6 million in 2004 Q1 compared to $0.5 million in 2003 Q1. There was $12.0 million of net borrowings under our revolving credit facility in 2004 Q1 compared to $2.0 million of net borrowings in 2003 Q1. In 2004 Q1, we used $2.3 million to reduce book overdrafts. In 2003 Q1, we used $1.7 million to reduce long-term debt. Net cash used in financing activities was $6.2 million in 2003 as compared to $4.9 million in 2002. The financing activities during 2003 and 2002 were primarily related to financing the property and equipment purchases for restaurant openings. For the 2001 predecessor period, financing activities provided net cash of $2.9 million, primarily from contributions from Avado Brands. For the 2001 successor period, financing activities provided net cash of $131.8 million, including $54.0 million of borrowings under credit facilities and the remainder from equity issuances. The 2001 successor period financing activities related to the acquisition of our company from Avado Brands for $131.4 million in cash and the assumption of $24.2 million in liabilities.

        Like many restaurant companies that have financing terms with suppliers, we operate with a working capital deficit. The deficit primarily results from the difference between the frequency of our inventory turns (every few days) and the negotiated settlement cycle of our accounts payable (typically, between 21 and 36 days). We do not believe our working capital deficit has a negative impact on our liquidity.

        In October 2003, we entered into an amended and restated revolving credit facility with Fleet and several other lenders. We initially borrowed $45.3 million under this facility to refinance approximately $38.3 million in outstanding term loans and approximately $7.0 million in outstanding loans under our prior revolving credit facility. Loans under this revolving credit facility bear interest at either a "base rate," which is the higher of Fleet's announced annual variable interest "prime rate" or 0.5% plus the weighted average rate on overnight federal funds transactions with members of the Federal Reserve System, or a rate based on the Eurodollar rate. At our option, we may convert loans from one type of rate to the other. Loans mature on April 27, 2007. In connection with our public offering, we expect to replace our revolving credit facility with a facility under which the maximum amount we may borrow will be $30.0 million. We anticipate borrowing approximately $4.9 million under the new credit facility at the closing of our offering and applying these amount as set forth in "Use of Proceeds."

        We believe the net proceeds of this offering, together with anticipated net cash provided by operating activities and funds available from our revolving credit facility, will be sufficient to satisfy our working capital and capital expenditure requirements, including restaurant construction, pre-opening costs and potential initial operating losses related to new restaurant openings, for the next 24 months.

Quantitative and Qualitative Disclosures about Market Risk

        Our market risk exposures are related to our cash, cash equivalents and investments. We invest our excess cash in highly liquid short-term investments with maturities of less than one year. We anticipate using our net proceeds from this offering, after repayment of our debt obligations described in "Use of Proceeds," in similar investment grade and highly liquid investments. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our investments and, therefore, impact our cash flows and results of operations.

        Under our revolving credit facility with Fleet, we are exposed to market risk from changes in interest rates on borrowing, which bear interest at either: a base rate, which is the higher of Fleet's announced annual variable interest prime rate, or 0.5% plus the weighted average rate on overnight federal funds transactions with members of the Federal Reserve System, plus a margin of 1.75% to 2.25%; or a rate based on the Eurodollar rate, plus a margin of 3.25% to 3.75%. At our option, we may convert loans under our revolving credit facility from one type of rate to the other. At the end of 2003, we had $38.5 million of variable rate borrowings under our loans with Fleet and a 1.0% change in the rate would have impacted us by $385,000. At the end of 2002, we had $45.0 million of variable rate borrowings under our term loans with Fleet and a 1.0% change in the rate would have impacted us by $450,000. Loans under our revolving credit facility mature on April 27, 2007. Primarily all of our transactions are conducted, and our accounts are denominated, in United States dollars. Accordingly, we are not exposed to foreign currency risk. To mitigate our risk from increases in variable rate bank indebtedness, we entered into an interest rate swap agreement involving an exchange of floating rate interest payment obligations for fixed rate payment obligations for $29,250,000 of our revolving credit loan. The fixed rate is 4.1%, plus a margin of 3.0% to 4.25%, depending on certain financial ratios. The swap agreement expires November 23, 2004.

        Many of the food products purchased by us are affected by changes in weather, production, availability, seasonality and other factors outside our control. It is often not possible to hedge against increases in seafood costs. We believe that almost all of our food and supplies are available from several sources, however, which helps to control food commodity risks.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Contractual Obligations

        Our contractual obligations consist of long-term debt, operating leases (primarily restaurant leases) and capital leases. We lease all of our restaurants and our corporate offices under non-cancelable operating leases. Most of our restaurants have an initial operating lease term of five to 15 years and options to renew for between five and 15 additional years. Contractual obligations as of December 27, 2003 were as follows:

	Payments Due by Period
	Total		Less than 1 year	1-3 years		4-5 years	More than 5 years
	($ in thousands)
Long-term debt and interest	$38,500	(1)	$—	$38,500	(1)	$—	$—
Mandatorily redeemable preferred stock	27,002		—	—		—	27,002
Operating leases	150,332		13,543	27,683		26,203	82,903
Capital leases	1,741		499	893		349	—
Purchase obligations(2)	3,618		3,618	—		—	—

Total	$221,193		$17,660	$67,076		$26,552	$109,905

(1)
Revolving credit facility balance as of December 27, 2003 due April 27, 2007.

(2)
Purchase obligations include commitments related to the construction of new restaurants and other non-food supply and service agreements.

        We believe the net cash provided by operating activities and the proceeds from our initial public offering will be sufficient to fund our operations and meet our obligations for the next 24 months.

Critical Accounting Policies and Use of Estimates

        Our significant accounting policies are those that we believe are both important to the portrayal of our financial condition and results and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe our critical accounting policies and estimates used in the preparation of our consolidated financial statements are the following:

Equipment and Leasehold Improvements

        Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Equipment consists primarily of restaurant equipment, furniture, fixtures and smallwares. Depreciation is generally calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term, including renewal periods, or the estimated useful life of the asset. Repairs and maintenance are expensed as incurred; renewals and betterments are capitalized. Estimated useful lives are generally as follows: equipment—3 to 10 years; furniture and fixtures—5 to 7 years. Judgments and estimates made by us related to the expected useful lives of these assets are affected by factors such as changes in economic conditions and changes in operating performance. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Impairment of Long-Lived Assets

        We review property and equipment (which includes leasehold improvements) for impairment when events or circumstances indicate these assets might be impaired. We test impairment using historical cash flow and other relevant facts and circumstances as the primary basis for our estimates of future cash flows. The analysis is performed at the restaurant level for indicators of permanent impairment. In determining future cash flows, significant estimates are made by us with respect to future operating results of each restaurant over its remaining lease term. If assets are determined to be impaired, the impairment charge is measured by calculating the amount by which the asset carrying amount exceeds its fair value. The determination of asset fair value is also subject to significant judgment. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets. In our most recent impairment evaluation for long-lived assets, no additional impairment charge would have resulted even if there were a permanent 5% reduction in revenues in our restaurants.

        During 2003, we recorded a loss on impairment of long-lived assets in the amount of $1.5 million. The charge was related to the partial impairment of fixtures and equipment and leasehold improvements at one restaurant. This restaurant has experienced a decline in cash flows due to the location of the restaurant.

Goodwill and Other Indefinite Lived Assets

        Goodwill and other indefinite lived assets resulted from our acquisition in 2001. Goodwill and other intangible assets with indefinite lives are not subject to amortization. However, such assets must be tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and at least annually. We completed our most recent impairment test in December 2003, and determined that there were no impairment losses related to goodwill and other indefinite lived assets. In assessing the recoverability of goodwill and other indefinite lived assets, market values and projections regarding estimated future cash flows and other factors are used to determine the fair value of the respective assets. The estimated future cash flows were projected using significant assumptions, including future revenues and expenses. If these estimates or related projections change in the future, we may be required to record impairment charges for these assets. In our most recent impairment evaluation for goodwill and other indefinite lived assets, no impairment charge would have resulted even if a permanent 5% reduction in revenues were to occur.

Insurance Liability

        We maintain various insurance policies for workers' compensation, employee health, general liability, and property damage. Pursuant to those policies, we are responsible for losses up to certain limits and are required to estimate a liability that represents our ultimate exposure for aggregate losses below those limits. This liability is based on management's estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions, and economic conditions. If actual trends differ from our estimates, our financial results could be impacted.

Income Taxes

        We have accounted for, and currently account for, income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. This Statement

establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires an asset and liability approach for financial accounting and reporting of income taxes. We recognize deferred tax liabilities and assets for the future consequences of events that have been recognized in our consolidated financial statements or tax returns. In the event the future consequences of differences between financial reporting bases and tax bases of our assets and liabilities result in a net deferred tax asset, an evaluation is made of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all deferred tax asset will not be realized. The realization of such net deferred tax will generally depend on whether we will have sufficient taxable income of an appropriate character within the carry forward period permitted by the tax law. Without sufficient taxable income to offset the deductible amounts and carry forwards, the related tax benefits will expire unused. We have evaluated both positive and negative evidence in making a determination as to whether it is more likely than not that all or some portion of the deferred tax asset will not be realized. Measurement of deferred items is based on enacted tax laws.

Recent Accounting Pronouncements

        In January 2003 the FASB issued Financial Accounting Standards Board Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Application of this interpretation is required in financial statements for periods ending after March 15, 2004. We have not identified any Variable Interest Entities for which it is the primary beneficiary or has significant involvement.

        In April 2003 the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity of "mezzanine" equity, by requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. This statement was effective for all financial instruments entered into or modified after May 31, 2003, and was otherwise effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, FASB issued FASB Staff Position No. SFAS 150-3 ("FSP 150-3"), Effective Date, Disclosures, and Transition for Mandatory Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. FSP 150-3 deferred certain aspects of SFAS No. 150. The provisions of this Statement, which we adopted on June 29, 2003, did not have a material impact on its financial condition or results of operations.

Effect of Inflation

        We do not believe inflation has had a significant effect on our operations during the past several years. We generally have been able to substantially offset increases in our restaurant and operating costs resulting from inflation by altering our menu, increasing menu prices or making other adjustments.

BUSINESS

Overview

        We are a leading national seafood restaurant operator in the affordable upscale dining segment. Over the past 32 years, we have successfully grown our business to 51 restaurants in 22 states by focusing on serving a broad selection of fresh seafood.

        Our daily-printed menu typically contains between 85 and 110 made-to-order dishes, including an extensive selection of international, national, regional and local species of seafood. Our signature "Fresh List," prominently displayed at the top of our daily-printed menu, typically contains 30 to 40 varieties of fresh seafood, based on product availability, price and customer preferences. We also offer alternatives to seafood, including prime aged beef, creative salads and fresh pasta dishes.

        Our restaurants are designed to capture the distinctive characteristics of each local market, positioning us to compete successfully in a sector comprised primarily of locally-owned and operated seafood restaurants. We seek to create an inviting atmosphere that allows us to attract a diverse customer base of men and women, primarily ages 30 to 60, typically college-educated and in the middle to upper-middle income brackets. We believe the combination of our restaurant atmosphere and our extensive menu offering and broad range of price points appeals to a diverse customer base—from casual diners, families and tourists to business travelers and special occasion diners.

Restaurant Industry Overview

General

        According to the National Restaurant Association, or NRA, the restaurant industry represents approximately 4% of the U.S. gross domestic product. The NRA forecasts that restaurant industry sales in the United States (the "U.S. restaurant industry") will continue to rise in 2004, reaching $440 billion. The NRA estimates that the U.S. restaurant industry today encompasses approximately 878,000 full-service restaurants, and this number is expected to grow to over 1,000,000 by 2010.

        The NRA also estimates that:

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  total sales in the U.S. restaurant industry for 2003 exceeded $420 billion, marking 12 consecutive years of growth;

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  sales in the full-service segment of the U.S. restaurant industry grew approximately 7.9% between 2001 and 2003, reaching over $150 billion in 2003; and

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  sales at full-service restaurants will increase approximately 4.6% in 2004 to $158 billion.

        Technomic, Inc., a national consulting and research firm, forecasts sales at U.S. full-service restaurants, such as McCormick & Schmick's, to grow at a compounded annual rate of 5.5% from 2002 through 2007, compared to forecasted compounded annual growth of 5.0% for the total U.S. restaurant industry for the same period. According to Technomic, the varied menu category within the full-service restaurant segment of the U.S. restaurant industry, which includes McCormick & Schmick's, is projected to grow at an 8.5% compounded annual growth rate from 2002 through 2007, the highest projected compounded annual growth rate over that period for all menu categories. In addition, Technomic anticipates that the seafood marketplace will benefit on a continuing long-term basis as consumers show a greater interest in better health and specialized diets.

The Seafood Restaurant Segment

        In 2003, the Food and Agriculture Organization of the United Nations ranked the United States as the third largest worldwide consumer of all seafood types, following China and Japan. Worldwide seafood consumption increased 7.1%, with Americans consuming 4.5 billion pounds of domestic and imported seafood in 2002 and the National Fisheries Institute, Inc. expects worldwide per capita consumption of seafood to grow by 40% over the next ten years.

        The National Fisheries Institute, Inc. believes the growing consumption of seafood in the United States is in large part due to current increased dietary concerns among customers and the general perception of seafood as a healthy dining alternative. In addition to the health attributes of seafood, we believe consumers generally consider the preparation of high quality seafood at home to be more challenging; hence the increased appeal of seafood restaurants.

Our Strengths

        We believe we are the only high quality seafood restaurant that operates on a national scale for various reasons, including the following:

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  developing and maintaining consistent, reliable sources of high quality, fresh seafood is difficult;

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  it is often not possible to hedge effectively against increases in seafood costs;

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  the preparation and handling of seafood is more complicated than other types of cuisine; and

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  consumer tastes in seafood products vary from region to region.

        We believe we have successfully addressed these operational barriers and differentiated ourselves from our competitors by continuously focusing on the following core strengths of our business model:

Fresh Seafood

        Our primary business focus for over 32 years has been to consistently offer a broad selection of fresh seafood, which we believe commands strong loyalty from our customers. Our daily-printed menu typically contains between 85 and 110 made-to-order dishes, including an extensive selection of nationally available species such as Atlantic lobster, Dungeness crab and Alaskan halibut, as well as seasonal products such as wild King salmon, Columbia River sturgeon, Sashimi grade tuna, exotic Hawaiian catch and an extensive variety of cold water oysters. The executive chef and general manager at each of our restaurants tailor the menu, at least once daily, based on the availability of different species of fresh seafood, price and customer preferences.

        We believe we successfully differentiate our concept from both independent local seafood restaurants and national and regional seafood restaurant chains by including in our daily-printed menu our signature "Fresh List" of typically 30 to 40 fresh seafood items, sourced from throughout the United States and from select international locations. We are able to offer a wide variety of consistently fresh, high quality seafood through our close relationships with reputable local and national seafood vendors. We encourage our vendors to adopt preferred and sustainable fishing practices to guarantee the current and future quality and supply of our seafood. During our daily "fresh talk," the executive chef at each of our restaurants educates our restaurant staff on the menu items of the day so we can effectively communicate the sourcing, freshness, quality and method of preparation of our products to our customers.

Attraction of Our Full-Service Bar

        We consider our bar operations to be an integral part of the "McCormick & Schmick's" brand and central to our broad appeal. We believe the success of our first restaurant, Jake's Famous Crawfish, was largely driven by its bar operation, which enhanced the dining room business by creating a social forum and building clientele. Our bar operation remains a cornerstone of our restaurant concept, showcasing our commitment to traditionalism and quality. We attract patrons to our bar as a final destination, where they can enjoy a broad selection of liquors, wines and beers in a traditional yet lively environment. Our cocktail drinks are created using traditional methods and are hand-shaken and hand-poured using freshly squeezed juices, underlining our focus on product quality. We also offer value-priced items from our full restaurant menu at our bars, which tends to attract younger customers whom we aim to develop into regular restaurant customers.

        As a result of our focus on our bar operations as an integral part of our business, our bars drive sales to our restaurants. We run our bar operations as a profit center. In 2003, alcohol sales, predominantly from our bar, accounted for approximately 30% of our revenues and contributed higher gross margins than food sales, allowing us the flexibility to offer lower prices on some of our menu items, which helps us maintain our broad appeal.

Broad Appeal of Our Concept

        We believe we appeal to a broad range of customers by providing an attractive price-value proposition, with prices that are generally more affordable than those of our upscale competitors which we offer with service we believe is superior to that of most casual dining operators. The cost of a typical meal, including beverages, ranges from $18.00 to $25.00 for lunch and $32.00 to $62.00 for dinner, with an average of approximately $21.00 and $42.00, respectively. Over the past few years, we have enhanced our menu to offer our customers a more affordable dining option by including a selection of lower priced items on our menu. For example, we offer a variety of lunch specials starting at $5.95. We believe even the price sensitive diner values our superior service, and we have received recognition from our customers and industry awards for our service quality.

        The combination of our high quality seafood, pricing strategy and customer service enables us to attract a broad customer demographic. Most of our customers are 30 to 60 years old, primarily college-educated, in the middle to upper-middle income brackets and split relatively evenly between male and female customers, with a significant number of our customers comprising the post-war baby boomer generation. These baby boomers, who are the largest segment of the U.S. population (approximately 26% of the total) and a primary driver in the restaurant industry, generally have the greatest level of disposable income and tend to be more focused on better health and specialized diets than other age groups. As our core customers, we believe baby boomers typically prefer restaurants that offer higher quality food items, stronger flavor profiles and wider menu diversity. In addition to this core customer base, our bar operations allow us to also capture the 25 to 30 year old professionals, positioning us to attract a younger clientele as dedicated restaurant customers.

        Our broad appeal is supported by our catering and banquet services which we offer both in our restaurants and at other locations as customers request. Our presence in and near hotels enables us to expand the reach of our banquet offerings. In 2003, banquets accounted for approximately 10% of our revenues.

Entrepreneurial Culture with Corporate Control

        A key component of our success for over 32 years and under successive owners has been our commitment to promoting and sustaining an entrepreneurial culture throughout our restaurants while maintaining strong corporate oversight and financial controls. Within this strong corporate infrastructure, each restaurant has profit and loss responsibility and a high degree of operating autonomy. The executive chef and general manager at each restaurant have the flexibility, within clearly defined corporate guidelines, to structure menus to cater to customer preferences in that restaurant's market and respond to changes in product availability and market conditions. We offer quarterly and annual cash performance incentives to exempt employees at the restaurant level based on the unit's revenues, profitability and costs, compliance with corporate administrative and payroll guidelines, and the success of other initiatives, such as local community involvement.

        We believe our entrepreneurial culture helps us to attract and retain highly qualified and motivated individuals. We have historically retained substantially all of our regional chefs and regional managers and our retention rate for our unit general managers and executive chefs is approximately 80%. We believe our decentralized, employee-oriented, entrepreneurial culture creates a sense of pride in our company and allows us to ensure quality service execution at the restaurant level. We believe the stability of our management team and operating personnel, coupled with our disciplined but entrepreneurial culture, position us for the continued success and growth of our concept.

Portability of Our Brand

        We have expanded the "McCormick & Schmick's" seafood restaurant concept throughout the United States and have competed successfully with both national and regional restaurant chains and independent local operators, due in part to the flexibility of our real estate model and our nationwide infrastructure. We currently operate 51 restaurants in 22 states across the United States and plan to open 18 additional restaurants over the next three years.

        Our restaurants are designed to have broad consumer appeal. We customize our restaurant design and appearance to appeal to local consumer affinities and preferences and have many restaurants located in buildings that have local significance, including some historic buildings. We have a proven track record of successfully opening restaurants in a variety of sizes (ranging from 6,000 to 14,000 square feet) and in a number of real estate formats, including both freestanding and in-line locations. We believe the flexibility of our real estate model is a competitive advantage, allowing us to cost-effectively and opportunistically open restaurants in attractive markets without being constrained by a standard prototype or other limiting real estate factors.

        We compete on a unit-by-unit basis with independent local restaurant operators while leveraging the operating strengths of our national infrastructure. We have successfully executed our concept at the local level, while maintaining quality and consistency on a national basis in a manner that is not formulaic and that enables us to celebrate the uniqueness of each of our markets. We believe the breadth and scale of our restaurant operations and our 32-year experience in the business gives us a competitive advantage in terms of the quality, sourcing and freshness of our menu offerings, flexibility of price points, making our model difficult to replicate. This competitive advantage contributes to our brand's reputation for quality and service in the affordable upscale dining sector, which we believe commands strong loyalty from our customers.

Our Growth Strategy

        We believe our flexible business model, combined with our fresh menu offerings, professional customer service and inviting restaurant environment, provides us with significant opportunities to further grow our business. Key elements of our growth strategy include:

Expansion in Existing Markets

        We remain focused on the disciplined growth of our "McCormick & Schmick's" brand in our existing markets. We believe we have established the necessary market analysis and site selection procedures for identifying new unit opportunities in these markets. In particular, we will continue to evaluate opportunities in affluent suburban areas near existing units in downtown areas to better diversify our presence in existing markets. This strategy enables us to achieve a higher degree of market penetration and brand awareness, resulting in increased repeat business from our broad and diverse customer base. Additionally, we will further leverage the economies of scale of our operations to enhance our competitive advantage against independent local competitors, principally in the areas of advertising, purchasing and distribution infrastructure.

Entry into New Markets

        In selecting new market opportunities, we continue to focus on downtown and affluent suburban areas that have large middle to upper-middle income populations, have high customer traffic from thriving businesses or retail markets, and that are convenient for and appealing to business and leisure travelers. We will continue to promote the McCormick & Schmick's brand image and our broad appeal by opening new restaurants in prime real estate locations and by customizing each new restaurant to the local market. We intend to operate five additional restaurants in new markets in 2004.

Capture of Ancillary Business Opportunities

        We will continue to pursue secondary opportunities that are complementary to our primary concept and further our growth objectives. We operate three restaurants under the name M&S Grill and one under the name Jake's Grill, each of which offers an alternative menu to that of our seafood restaurants. These restaurants will be located near our existing seafood restaurants to take advantage of management and operating efficiencies. We will also continue to consider catering opportunities and management agreements with hotels. We believe entering into management agreements with hotels gives our brand additional exposure to business and leisure travelers, requires minimal initial investment and is therefore low-risk, and is profitable. We currently operate two restaurants under management agreements with hotels.

Unit Level Economics

        Our average investment per restaurant opened since 1997 has been approximately $3.1 million, including leasehold improvements, furniture, fixtures and equipment and net of landlord incentive allowances. As a result of the reduction in the size of our restaurant prototype, to facilitate our entry into a greater variety of markets and provide us with increased flexibility with site selection, we anticipate that our average investment per restaurant will be approximately $2.4 million going forward, consistent with the average investment incurred for the restaurants we opened in 2003. To minimize our start-up costs, we have historically negotiated higher minimum lease payments in exchange for greater landlord incentive allowances. Additionally, we believe our focus on a traditional décor has allowed us to benefit from lower restaurant-level maintenance or upgrade costs than those incurred by our competitors.

        Average unit volumes for restaurants opened from 1997 through 2000 were approximately $5.4 million by the third year of operations. These restaurants were, on average, approximately 10,800 square feet. Since the beginning of 2001, we have opened 18 new restaurants, which, on average, were approximately 8,000 square feet. Consequently, our growth model assumes average unit volumes for our new smaller restaurants of $4.4 million by the third year of operations.

Menu

        Our menu typically offers our customers between 85 and 110 made-to-order dishes each day, with at least 30 different varieties of fresh seafood. We are able to offer our guests consistently high quality seafood due to our relationships with reputable seafood suppliers in each of our markets and our commitment to updating our menus daily, based on product availability, price and customer preferences in each local market.

        Our daily-printed menu features our signature "Fresh List" of more than 30 seafood items, compiled from an extensive selection of nationally available species of seafood, such as rainbow trout, Atlantic salmon, swordfish, shrimp, lobster, soft shell crabs, oysters, scallops and flounder, and from a broad selection of local and regional items, such as Pacific red snapper, walleye and scrod.

        In addition to seafood, our menus offer a wide range of options to those consumers who would prefer a non-seafood entrée. Among our non-seafood offerings are Sichuan chicken salad, prime rib French dip, pasta primavera, prime New York steak strip, and roasted herb crusted chicken. We believe our broad menu offering allows us to attract a diverse customer base and increases the number of dining visits to our restaurants.

        We price our menu items daily to respond to price fluctuations of seafood across local markets and to maintain a balanced pricing mix. We require each restaurant to provide a specified number of items within specified price ranges (e.g., $10.00 to $14.00 and $18.00 to $22.00). Entree prices typically range from $5.95 to $23.95, with the per person check, including beverages, ranging from $18.00 to $25.00 for lunch and $32.00 to $62.00 for dinner, with an average of approximately $21.00 and $42.00, respectively.

        Our menu is continuously evolving to accommodate changing consumer preferences. Due to our focus on tracking popular menu items and methods of preparation and the significant involvement at the restaurant-level of our executive chefs and general managers in designing daily menus, we are able to tailor our menu to appeal to specific customer preferences, preparation profiles and overall guest expectations of each local market.

Food Preparation, Quality Control and Purchasing

        All of our menu items are prepared from scratch daily at each restaurant and each order is assembled when the order is placed with the kitchen staff. Each restaurant has an executive chef responsible for overseeing kitchen operations, including planning the daily-printed menu and ordering necessary ingredients and supplies. Each executive chef is assisted by two to four sous chefs, who help to manage food preparation and service timing.

        We maintain strict quality standards at all of our restaurants. We expect each of our employees to adhere to these standards, and it is the responsibility of the general manager and the executive chef at each restaurant to ensure these standards are upheld. We are committed to providing our guests with high quality, fresh products and superior service. We regularly hold senior management meetings designed to re-emphasize McCormick & Schmick's philosophy, culture, standards of operation and culinary development. Through use of our standard training materials and our commitment to the hiring, development and training of chefs, we are able to maintain high standards and guidelines for our regularly purchased seafood species.

        At the restaurant level, purchasing is primarily directed by the executive chef, who is trained in our purchasing practices and philosophy and is supervised by an experienced regional chef. To provide the freshest ingredients and products and to improve operating efficiencies between purchase and use, each executive chef determines the daily requirements for food ingredients, products and supplies. The executive chef orders accordingly from local suppliers and regional and national distributors. Fresh seafood is sourced through multiple vendors in varying geographic regions and delivered daily to each restaurant.

        We encourage each of our restaurants to purchase seafood from a network of preferred vendors we have identified as consistently supplying seafood that meets our high standards. The identification and selection of seafood suppliers is reviewed regularly based on product quality, sanitation, fishing practices, pricing and customer service. We prefer suppliers who use day-boats rather than those who are at sea for multiple days because their product is typically fresher. We also prefer suppliers who catch fish with long lines rather than nets because fish caught on long lines suffer less trauma and therefore have better texture and flavor. Our national and regional presence allows us to achieve better quality and pricing terms for key products, such as fresh fin fish and shellfish, than most of our competitors. Other food products, such as prime beef and dry goods, are sourced primarily from SYSCO Corporation, a national food distributor, while liquor, beer and wine is purchased from local distributors. SYSCO accounted for approximately 12% of our food purchases in 2003. No other vendor accounted for more than 10% of our purchases in 2003.

Restaurant Design and Atmosphere

        Our restaurant designs and décor are intended to capture distinctive attributes of each local market, varying from traditional New England-style fish houses to contemporary dinner houses with waterfront views. Our restaurants are often located in historic buildings, which reinforces our commitment to local design elements and further promotes the appeal and ambience of our restaurants. Our flexible approach to our restaurant designs contributes to the uniqueness of each restaurant and allows us to successfully compete in a sector comprised primarily of independent, locally-owned and operated seafood restaurants.

        Our restaurants are generally modeled after two styles:

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  "turn-of-the-century" style, which blends different types and colors of wood; and

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  classic art deco style.

        Additionally, our interior décor fosters an inviting atmosphere that we believe is equally appealing to both men and women.

        Our wait staff and bartenders are typically uniformed in traditional white jackets and black ties and are committed to providing our guests with service to further enhance their dining experience.

Our Full Service Bar

        We believe the success of our first restaurant, Jake's Famous Crawfish, was largely driven by its bar operation, which enhanced the restaurant's dining room business by serving as a social forum and building clientele. Our bar operation remains a cornerstone of our restaurant concept and central to our broad appeal. We seek to attract patrons to our bar as a final destination, where they can enjoy a broad selection of liquors, wines and beers in a traditional yet lively environment. Our focus on traditional mixing methods reinforces our appeal and underlines our focus on product quality and professional service. Our cocktail drinks are hand-poured and shaken and all our juices are freshly squeezed. We also offer value-priced items from our full restaurant menu at our bars, which tends to attract younger customers whom we aim to develop into regular restaurant customers.

        We operate our bars to drive sales to our restaurants. Each bar is a profit center, rather than a mere holding area for diners. In 2003, alcohol sales accounted for approximately 30% of our revenues in our restaurants and contributed higher gross margins than food sales, allowing us the flexibility to offer lower prices on some our menu items, which helps us maintain our broad appeal.

Layout and Use of Space

        Our restaurant model offers us the flexibility to open restaurants in prime downtown or suburban areas. We have a proven track record of opening restaurants in sizes ranging from 6,000 to 14,000 square feet and in a range of real estate formats, including both freestanding and in-line locations. We believe the flexibility of our real estate model is a competitive advantage, allowing us to cost-effectively and opportunistically open restaurants in attractive markets without being constrained by a standard prototype or other limiting real estate factors. Space in an 8,000 square foot restaurant, which represents a typical size for our current, smaller restaurant prototype, generally would be allocated in the following manner:

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  2,900 square feet dining room;

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  1,100 square feet bar area;

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  1,450 square feet food preparation and kitchen area;

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  950 square feet of storage and office space;

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  300 square feet customer entry/hostess area;

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  400 square feet of restrooms; and

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  900 square feet of circulation space.

Restaurant Locations, Lease Arrangements and Management Fee Arrangements

        We operate 51 restaurants in 22 states. We lease all of our restaurant sites except for the two we operate under management agreements. Terms vary by restaurant but we generally lease space for 15 to 20 years and negotiate one to two five-year renewal options. We have historically negotiated higher minimum lease payments in exchange for landlord lease allowances, which reduces our start-up costs.

Restaurant Name	City	Year Opened
Alabama
McCormick & Schmick's Seafood Restaurant	Birmingham	2004
Arizona
McCormick & Schmick's Seafood Restaurant	Phoenix	1999
California
McCormick & Schmick's Seafood Restaurant	Irvine	1989
McCormick & Kuleto's Seafood Restaurant	San Francisco	1991
McCormick & Schmick's Seafood Restaurant	Los Angeles	1992
McCormick & Schmick's Seafood Restaurant	Pasadena	1993
McCormick & Schmick's A Pacific Seafood Grill	Beverly Hills	1994
McCormick & Schmick's Seafood Restaurant	El Segundo	1998
Spenger's Fresh Fish Grotto	Berkeley	1999
The Seafood Brasserie*	Santa Rosa	2002
McCormick & Schmick's Seafood Restaurant	San Jose	2004
McCormick & Schmick's Seafood Restaurant*	San Diego	2004
Colorado
McCormick's Fish House & Bar	Denver	1987
McCormick & Schmick's Seafood Restaurant	Denver	2004
District of Columbia
McCormick & Schmick's Seafood Restaurant	Washington	1996
M&S Grill	Washington	1998
McCormick & Schmick's Seafood Restaurant	Washington	2004
Florida
McCormick & Schmick's Seafood Restaurant	Orlando	2002
Georgia
McCormick & Schmick's Seafood Restaurant	Atlanta	2000
McCormick & Schmick's Seafood Restaurant	Atlanta	2002
Illinois
McCormick & Schmick's Seafood Restaurant	Chicago	1998

Massachusetts
McCormick & Schmick's Seafood Restaurant	Boston	2000
McCormick & Schmick's Seafood Restaurant	Boston	2001
Maryland
McCormick & Schmick's Seafood Restaurant	Baltimore	1998
McCormick & Schmick's Seafood Restaurant	Bethesda	1999
M&S Grill	Baltimore	2003
Michigan
McCormick & Schmick's Seafood Restaurant	Troy	2001
Minnesota
McCormick & Schmick's Seafood Restaurant	Minneapolis	2000
Missouri
McCormick & Schmick's Seafood Restaurant	Kansas City	2000
New Jersey
McCormick & Schmick's Seafood Restaurant	Hackensack	2002
McCormick & Schmick's Seafood Restaurant	Bridgewater	2003
Nevada
McCormick & Schmick's Seafood Restaurant	Las Vegas	1998
New York
McCormick & Schmick's Seafood Restaurant	New York	2004
Oregon
Jake's Famous Crawfish	Portland	1972
McCormick & Schmick's Seafood Restaurant	Portland	1979
McCormick's Fish House & Bar	Beaverton	1981
McCormick & Schmick's Harborside at the Marina	Portland	1985
Jake's Grill / Jake's Catering	Portland	1994
The Heathman Restaurant	Portland	2000
Pennsylvania
McCormick & Schmick's Seafood Restaurant	Philadelphia	2001
Rhode Island
McCormick & Schmick's Seafood Restaurant	Providence	2004
Texas
McCormick & Schmick's Seafood Restaurant	Houston	1999
McCormick & Schmick's Seafood Restaurant	Dallas	2003
McCormick & Schmick's Seafood Restaurant	Austin	2004
Virginia
McCormick & Schmick's Seafood Restaurant	Reston	1997
McCormick & Schmick's Seafood Restaurant	McLean	2000
M&S Grill	Reston	2004

Washington
McCormick's Fish House & Bar	Seattle	1977
McCormick & Schmick's Seafood Restaurant	Seattle	1984
McCormick & Schmick's Catering at the Museum of Flight in Seattle	Seattle	1994
McCormick & Schmick's Harborside on Lake Union	Seattle	1996

*
We operate these restaurants under management agreements.

Site Selection

        We believe our site selection strategy is critical to our growth strategy. We carefully consider potential markets and we devote substantial time and effort to evaluating each potential restaurant site. We identify new restaurant development opportunities through an established real estate broker network and developer relationships. Our site specifications are flexible and we believe we consider a broader range of possible locations than most of our regional and national competitors. The criteria we consider in developing our expansion plans and in siting new restaurants include:

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  population density and the income and educational level of the population;

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  competitive conditions and price points;

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  estimates of the return on investment;

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  available square footage and lease economics;

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  the proximity of hotels and office space and the density of pedestrian and vehicle traffic;

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  the suitability of the site for an affordable, upscale restaurant with a traditional ambience;

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  capacity expansion possibilities; and

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  management's experience in the market and the locations of our existing restaurants.

        A majority of our restaurants are located in high-traffic, metropolitan areas and several are located in historic buildings. We believe there are many additional markets that meet our demographic and geographic profiles.

        Of our 51 restaurants, including the two we operate under management agreements, 19 were opened within the last three years and 29 were opened within the last five years. Although our expansion has increased in the last five years, we believe it has been steady, controlled and prudent. We opened three restaurants in 2003 and our plan for 2004 includes the opening of nine restaurants and the operation of an additional restaurant under a management agreement. We anticipate opening five, seven and eight restaurants in 2005, 2006 and 2007, respectively. The typical lead-time from the selection of a location to the opening of a restaurant at that location is approximately 12 months.

Marketing and Advertising

        The goals of our marketing efforts are the following:

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  increase comparable restaurant sales by attracting new guests;

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  increase the frequency of visits by our current guests;

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  support new restaurant openings to achieve sales and profit goals; and

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  communicate and promote the uniqueness, appeal, quality and consistency of our brand.

        In 2003, our annual marketing expenditures, 93% of which were allocated at the local level, constituted 2.4% of revenues.

Local Marketing

        Approximately 60 days before a scheduled restaurant opening, our local public relations firms collaborate with the local media to publicize our restaurant opening and to generate awareness of our brand. For example, we typically host several social events in the local community to generate publicity before the official opening of a restaurant. Post-opening, we maintain a strong relationship with our public relations firms and remain focused on our commitment to promoting our brand in the local market through various programs, such as cooking demonstrations by our chefs or discussions on seafood and related offerings on local news broadcasts. We also advertise with local business journals in most urban markets, in addition to using local daily publications in almost all our markets.

        We expect each of our restaurants to actively promote our special holiday programs and sponsor community events, such as donations, charitable organizations, non-profit organizations and visual and performing cultural arts activities. We believe that in addition to benefiting our local communities, these activities generate positive media attention and publicity for our brand and enhance our local public image.

National Marketing

        In 2003, we incurred approximately 7% of our advertising expenditures at the national level. Our national campaign focuses on national periodicals such as United Airlines', Southwest Airlines' and Alaska Airlines' in-flight magazines and WHERE Magazine.

        To reinforce our image as a local seafood restaurant rather than a chain, we feature our founders, William P. McCormick and Douglas L. Schmick, in both local and national advertising. We will continue to feature our founders in local marketing activities to reinforce our local image. We also actively offer promotional discount certificates and maintain contact with organizations in the travel and convention industries, such as hotels, travel agents, convention centers and local shops, to further enhance both brand and restaurant location awareness and to target specific customer groups.

Operations

Restaurant Management

        Our restaurant operations are organized into three regions (West Coast, South and Northeast), each with a vice president of operations overseeing all aspects of restaurant operations within the designated region, including financial performance, new restaurant openings, capital expenditure requests, management development and marketing.

        Nine regional managers, of whom three are operational managers and six are regional chefs, are each responsible for five to eleven restaurants and report to a vice president of operations. Both operational managers and regional chefs are responsible for overall restaurant operations, but have an increased focus on their respective areas of expertise. For example, regional chefs focus more heavily on negotiating food costs, ensuring high food quality, developing and nurturing executive and sous chefs and being responsive to overall kitchen staff needs. Regional managers focus primarily on revenues, profitability, front-of-house management and marketing issues.

        Our typical restaurant management team consists of a general manager and an executive chef, three to four assistant managers, three sous chefs and, in some cases, a meeting planner/banquet coordinator. The remaining restaurant-level employees are non-salaried personnel varying in number based on restaurant size. Our typical restaurant employs 80 to 90 full-time and part-time employees. The general manager is responsible for all management functions, including purchasing (other than food), hiring and firing and oversight of restaurant-level bookkeeping and cash controls. The executive chef is responsible for managing all kitchen functions, including training, menu design and food purchasing, quality and presentation.

        We emphasize frequent interaction between our vice presidents, regional managers and restaurant level management. As a result, neither vice presidents nor regional managers operate out of our corporate office and are routinely accessible to restaurant staff.

        All management levels in operations, from vice presidents to assistant managers, participate in incentive bonus programs. These incentive programs are designed to establish specific goals and objectives and to ensure accountability and reward performance.

Restaurant Operations

        Our restaurants are generally open 365 days each year, serve lunch and dinner and are generally open from 11:00 a.m. to 11:00 p.m. Sunday through Thursday and 11:00 a.m. to 1:00 a.m. Friday and Saturday. In 2003, dinner comprised approximately 75% of our revenues, while lunch comprised approximately 25% of revenues, and our restaurants served an average of 1,100 guests per week during lunch and 1,900 guests during dinner. To accommodate guests who have limited time available during lunch, we offer a 45-minute lunch guarantee.

        Additionally, we offer catering and banquet services both in our restaurants and at other locations as customers request. Our presence in and near hotels enables us to expand the reach of our banquet offerings. In 2003, banquets accounted for approximately 10% of our revenues.

Training

        We strive to maintain quality and consistency at each of our restaurants through the disciplined training and supervision of our staff. We require all new management employees to participate in formal training programs that generally last 60 to 120 days, depending on their prior experience in the industry, and which focus on the following general areas:

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  service positions, including bartender and waiter;

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  management accounting, personnel management and dining room and bar operations; and

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  kitchen management.

        Management positions at new restaurants are typically staffed with personnel who have previous management experience from one of our restaurants or from a competitor. We also have an experienced opening team that is responsible both for conducting intensive training sessions for all new personnel and for facilitating each new restaurant opening.

        At the restaurant level, we require all staff employees to follow our operating manual to ensure the consistency and quality of our food, beverage and customer service. We also hold monthly seminars designed to keep our staff current on menu changes and industry trends. In addition, our executive chefs conduct daily "fresh talks" with our restaurant staff to discuss the menu items of the day, so we can effectively communicate the sourcing, freshness, quality and method of preparation of our seafood to customers. The wait staff samples each of the day's offerings during these meetings.

Recruiting, Retention and Advancement

        We believe our entrepreneurial culture helps us to attract and retain highly qualified and motivated individuals. We seek to hire talented and highly motivated managers and chefs. To this end, we actively employ recruiting services to identify talent and we also frequently hire individuals who approach us because of their familiarity with our brand.

        Our restaurants operate on a decentralized basis with each restaurant having profit and loss responsibility and a high degree of operating autonomy within clearly defined corporate guidelines. This philosophy allows the general manager and executive chef at each of our restaurants the flexibility to operate the restaurant with significant independence and, we believe, helps us to attract managers and chefs who are creative, entrepreneurial and who have a desire to operate their own restaurants.

        We have historically retained all of our regional chefs and regional managers and our retention rate for our unit managers and chefs is approximately 80%, which we believe is among the highest retention rates for salaried staff in the restaurant industry. We strive to create a professional, pleasant and efficient work environment for our restaurant managers encouraging a 50 hour, five day work week.

        We aim to motivate and retain our employees by providing them with opportunities for increased responsibilities and advancement. It is our policy to promote from within our organization whenever possible based on employee performance and contribution to our business. We also provide performance-based cash incentives to all of our managers based on performance, revenues, profitability, costs and the success of other operational initiatives.

        We support our employees by offering competitive wages and benefits, including a 401(k) plan and medical insurance. In addition, we provide equity incentives to our senior managers under our 2004 Stock Incentive Plan.

Employees

        As of June 12, 2004, we employed 4,933 persons, of whom 455 were salaried and 4,478 were hourly personnel. None of our employees are represented by unions and we consider our relationship with our employees to be good. Our employees are summarized by major functional area in the table below.

Functional Area	Number of Employees
VPs/regional managers/regional chefs	13
General managers	51
Assistant managers	166
Executive chefs	54
Sous chefs	135
Non-salaried restaurant staff	4,443
Corporate salaried	37
Corporate non-salaried	35

Total	4,933

Management Information Systems

        All of our information processing is managed from our headquarters in Portland, Oregon. Point-of-sale terminals at each unit allow us to generate the daily reports needed to manage our restaurants and our business. These reports include, among other things, daily and weekly revenues, guest counts, meal period sales breakouts and food and liquor consumption. The data from the point of sale system is electronically transferred each night to a third party intranet provider, with the data then accessible by us through the internet. Financial operating results are reviewed at the corporate office and studied by unit level and regional management. Variances from expectations are analyzed and addressed at frequent financial meetings.

Industry and Competition

Industry

        We operate in a highly competitive industry which is affected by changes in consumer eating habits and dietary preferences, population trends and traffic patterns and local and national economic conditions. Key competitive factors in the industry include the taste, quality and price of the food products offered, quality and speed of guest service, brand name identification, attractiveness of facilities, restaurant location and overall dining experience. We believe we compete favorably with respect to each of these factors and have successfully overcome the following barriers faced by seafood restaurants:

  •
  developing and maintaining consistent, reliable sources of high quality, fresh seafood is difficult;

  •
  it is often not possible to hedge against increases in seafood costs;

  •
  the preparation and handling of seafood is more complicated than other types of cuisine; and

  •
  consumer tastes in seafood products vary from region to region.

Competition

        While we compete with a range of restaurant operators for consumers' dining preferences and with both restaurants and retailers for site locations and personnel requirements, we consider our principal competitors to include the following:

  •
  independent, local seafood houses;

  •
  regional seafood restaurant concepts, such as California Beach Restaurants, King's Seafood, Landry's Seafood, Legal Sea Foods, Oceanaire and Roy's; and

  •
  upscale "steak and chops" houses such as Morton's, Ruth's Chris, Smith & Wollensky and The Palm, among others.

        Independent, Local Seafood Restaurants.    These restaurants, generally operated by small local companies or families, typically offer a narrow selection of widely available seafood items and, in some cases, a selection of local seafood species. The appeal of these restaurants is the operators' knowledge of the local community, their local restaurant design and their "family-style" customer service. We successfully compete with such independent, local seafood houses by maintaining a decentralized management structure that allows the executive chef at each of our restaurants to tailor the menu to local tastes. We also localize the design of our restaurants, which affords us the appeal of a local seafood operator, rather than a more formulaic national chain. Additionally, given our national scale and sophisticated sourcing capabilities, we are able to offer a more extensive selection of seafood on our menu at lower prices.

        Regional Seafood Restaurants.    These larger regional restaurant chains typically offer a broader selection of seafood items than the local independent restaurants and strive to offer a fresher quality product at a price point which may be comparable to ours. We successfully compete with such larger, regional chains by leveraging our long track record in the business, as well as our national infrastructure and purchasing power, which enables us to offer a broader selection of high quality, fresh seafood at an affordable price point.

        Upscale "Steak and Chops" Restaurants.    These restaurants, while primarily focused on beef, lamb and other meat items at higher price points, also offer a selection of higher quality seafood items. Our restaurants are designed to appeal to a broader customer profile than these "steak and chop" chains by ensuring that the décor and atmosphere of our restaurants are equally appealing to men and women, by being price friendly and by offering a broader menu selection of high quality seafood items.

Properties

        Our corporate headquarters are located in Portland, Oregon. We occupy this facility under a lease that terminates in September 2006. We lease all of our restaurant facilities, except for two that we operate under management agreements.

Trademarks

        Our trademarks and service marks include the marks McCormick & Schmick's, McCormick & Schmick's Harborside, McCormick's, M&S Grill, Jake's, and Crabcake Lounge. These marks are registered with the United States Patent and Trademark Office. "McCormick & Schmick's" is registered in the European Union. We have registered several Internet domain names, including "www.mccormickandschmicks.com" and variations of that name. We believe our trademarks, service marks and other proprietary rights have significant value and are important to our brand-building efforts and the marketing of our restaurants. In the past, we have vigorously defended our proprietary rights and are prepared to do so in the future. These steps to protect our proprietary rights may not, however, be adequate to prevent infringement, dilution or misappropriation of these rights or the use by others of restaurant features based upon, or otherwise similar to, our concept.

Government Regulation

        Our restaurants are subject to licensing and regulation by state and local health, safety, fire and other authorities, including licensing and regulation requirements for the sale of alcoholic beverages and food. We maintain the necessary restaurant, alcoholic beverage and retail licenses, permits and approvals. The development and construction of additional restaurants will also be subject to compliance with applicable zoning, land use and environmental regulations. Federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime, unemployment tax rates, workers' compensation rates, citizenship requirements and sales taxes. We are also subject to the Federal Americans with Disabilities Act, which prohibits discrimination on the basis of disability in public accommodations and employment.

Litigation

        Occasionally, we are a defendant in litigation arising in the ordinary course of our business, including claims resulting from "slip and fall" accidents, employment related claims and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. None of these types of litigation, all of which are covered by insurance, has had a material effect on us, and as of the date of this prospectus, we are not a party to any litigation which we believe would have a material adverse effect on our business.

        In July 2003, we were named as a defendant in a complaint entitled McLellan, et al., v. McCormick & Schmick Restaurant Corp. in the Superior Court of California in Orange County. The plaintiffs sought to certify a class of former and current California hourly wage employees alleging that we engaged in unlawful conduct by failing to comply with meal and rest period requirements in violation of the California Labor Code. The parties entered into a $1.2 million settlement agreement on January 3, 2004, which has been approved by the court. We accrued a reserve as of December 27, 2003 that is adequate to cover amounts in the settlement agreement. We believe our restaurants in California, and in states with similar laws, are now complying with meal and rest period requirements.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information about our directors, executive officers and certain other key employees as of June 23, 2004:

Name	Age	Position
Executive Officers:
William P. McCormick	64	Chairman of the Board
Douglas L. Schmick	56	President and Director
Saed Mohseni	42	Chief Executive Officer and Director
Emanuel N. Hilario	36	Chief Financial Officer and Vice President of Finance
Jerry R. Kelso	50	Chief Compliance and Auditing Officer
Jeffrey H. Skeele	49	Vice President of Operations
David E. Jenkins	57	Vice President of Operations
Michael B. Liedberg	42	Vice President of Operations
Certain Other Key Employees:
Raymond E. Bean, Jr.	46	Chief Accounting Officer and Controller
Other Directors:
Lee M. Cohn	57	Director Elect
Elliott H. Jurgensen, Jr.	59	Director Elect
J. Rice Edmonds	33	Director Elect
David B. Pittaway	52	Director Elect
Harold O. Rosser	55	Director Elect
Fortunato N. Valenti	56	Director Elect
Justin B. Wender	34	Director Elect

        William P. McCormick.    Mr. McCormick co-founded McCormick & Schmick's in 1972 and served as president until 1994. Since May 2003, he has served as the chairman of the board. When we close our public offering, Mr. McCormick will serve as chairman emeritus but will no longer be a director. Mr. McCormick attended Santa Clara University, the University of Rhode Island, Boston University and the Harvard Graduate School of Business—Executive Management Program.

        Douglas L. Schmick.    Mr. Schmick co-founded McCormick & Schmick's in 1972 and has been president of the company since March 1997. From 1997 through 1999, Mr. Schmick was also chief executive officer. Mr. Schmick served as secretary, treasurer, and chief executive officer from 1974 through 1997. Mr. Schmick has served on the board of McCormick & Schmick Holdings LLC since August 22, 2001 and he is a director of McCormick & Schmick's Seafood Restaurants, Inc. Mr. Schmick received his Bachelor of Science degree from the University of Idaho.

        Saed Mohseni.    Mr. Mohseni has been our chief executive officer since January 2000 and is a director of McCormick & Schmick's Seafood Restaurants, Inc. Mr. Mohseni joined McCormick & Schmick's in 1986 as a general manager. During his time at McCormick & Schmick's, he has also held the positions of senior manager (1988-1993), vice president of operations-California (1993-1997), and senior vice president of operations (1997-1999).

        Emanuel N. Hilario.    Mr. Hilario joined the company in April 2004. In the four years before joining us, Mr. Hilario held a number of positions, most recently vice president of finance and chief financial officer with Angelo and Maxies, Inc. (formerly Chart House Enterprises, Inc.), a publicly traded full-service restaurant operator. From December 1997 until April 2000, Mr. Hilario held various positions, most recently Group Director of Finance and Cost Management, at ACCO North America, a

wholly owned subsidiary of Fortune Brands, an international consumer products company. Before Mr. Hilario's employment with ACCO, he spent nine years with McDonald's Corporation serving in various capacities, most recently as a consulting services manager. Mr. Hilario received his Bachelor of Science and Commerce degree in accounting from Santa Clara University and is a certified public accountant.

        Jerry R. Kelso.    Mr. Kelso has been the chief compliance and auditing officer of the company since April 2004. Mr. Kelso joined us in 1984 as our controller and was vice president of finance and chief financial officer from 1988 to April 2004. He previously worked for nearly seven years with two regional and local certified public accounting firms. Mr. Kelso received his Bachelor of Arts degree from Central Washington State College and became a certified public accountant in 1983.

        Jeffrey H. Skeele.    Mr. Skeele has been a vice president of operations of McCormick & Schmick's since 1998. He also has held the positions of senior manager (1991-1996) and general manager (1986-1988). From 1988 to 1991, Mr. Skeele was a vice president at West Group Partners. Mr. Skeele attended the University of Oregon.

        David E. Jenkins.    Mr. Jenkins has been a vice president of operations since joining us in 1997. Before that, Mr. Jenkins was a regional manager of Island Restaurants (1992-1996), the owner and operator of Santa Fe East (1988-1991), a general manager of Landi Brothers (1982-1987), and the general manager of Hamburger Hamlet (1978-1981). Mr. Jenkins received his Bachelor of Arts degree from the University of Tampa.

        Michael B. Liedberg.    Mr. Liedberg joined McCormick & Schmick's in January 2004 as a vice president of operations. Mr. Liedberg has over 20 years of management experience in the restaurant industry including service as the president and chief executive officer of Desert Moon Restaurants from December 2001 to January 2004. Before 2001, Mr. Liedberg served for thirteen years with Avado Brands Brand's Inc. as a divisional president and chief executive officer of Canyon Café, a senior vice president of operations of Don Pablo's Mexican Kitchen and the director of operations and training for Avado Brands' Applebee's Division. Mr. Liedberg's education includes a certificate in the Management Program at Georgia Institute of Technology and a Human Resources Certificate from the University of Georgia.

        Raymond E. Bean, Jr.    Mr. Bean has held the position of controller since joining McCormick & Schmick's in 1991. Mr. Bean also became our chief accounting officer in 1997. Before joining us, Mr. Bean worked in the audit department of a regional certified public accounting firm for eleven years. Mr. Bean received his Bachelor of Science degree from Central Washington University and became a certified public accountant in 1980.

        Lee M. Cohn.    Mr. Cohn will become a director of the company immediately before we close our initial public offering. Mr. Cohn co-founded and has been the chief executive officer of Big 4 Restaurants, Inc. since 1974. Mr. Cohn has served on the boards of Valley Big Brothers, Mortons Restaurant Group and the Phoenix Ballet Company and is an active member of The Phoenix Thunderbirds, The Fiesta Bowl Committee and the Young Presidents Organization. Mr. Cohn is a director of Luther's Acquisition Corp. and Wilshire Restaurant Group, Inc., which are affiliates of Castle Harlan, Inc.

        Elliott H. Jurgensen, Jr.    Mr. Jurgensen will become a director of the company immediately before we close our initial public offering. Mr. Jurgensen retired from KPMG LLP in 2003 after 32 years, including 23 years as a partner. At KPMG, he held a number of leadership roles, including: National Partner in Charge of KPMG's Hospitality Industry Practice from 1981 to 1993, Managing Partner of the Bellevue, Washington office from 1982 to 1991, and Managing Partner of the Seattle, Washington office from 1993 to 2002. His professional experience focused on providing business advisory and audit services to clients ranging from emerging businesses to large multinational public companies. His industry experience includes software, e-commerce, life sciences, hospitality, long-term care and manufacturing. He is also a director of Toolbuilders Laboratories, Inc., a developer of innovative software security and development tools for government and commercial enterprises. Mr. Jurgensen has a B.S. in accounting from San Jose State University and is a Certified Public Accountant.

        J. Rice Edmonds.    Mr. Edmonds has been a director of McCormick & Schmick Holdings LLC since June 2002 and he will be elected to the board of McCormick & Schmick's Seafood Restaurants, Inc. immediately before we close our public offering. Since December 1996, Mr. Edmonds has been with Bruckmann, Rosser, Sherrill & Co., Inc. and currently serves as Principal. Mr. Edmonds also serves on the boards of directors of Real Mex Restaurants, Inc., Il Fornaio (America) Corporation, H&E Equipment Services, L.L.C., Town Sports International, Inc., The Sheridan Group, Inc. and other private companies. Mr. Edmonds received his Bachelor of Science degree from the University of Virginia McIntire School of Commerce and his Masters of Business Administration from The Wharton School of the University of Pennsylvania.

        David B. Pittaway.    Mr. Pittaway has been a director of McCormick & Schmick Holdings LLC since June 2002 and he will be elected to the board of McCormick & Schmick's Seafood Restaurants, Inc. immediately before we close our public offering. Since 1998, Mr. Pittaway has been a senior managing director of Castle Harlan, Inc. Mr. Pittaway also serves on the boards of directors of Charlie Brown's, Inc., Morton's Restaurant Group, Inc. and other private companies. Mr. Pittaway attended the University of Kansas, Harvard Law School and Harvard Business School.

        Harold O. Rosser.    Mr. Rosser has been a director of McCormick & Schmick Holdings LLC since June 2002 and he will be elected to the board of McCormick & Schmick's Seafood Restaurants, Inc. immediately before we close our public offering. Since 1995, Mr. Rosser has been the Managing Director of Bruckmann, Rosser, Sherrill & Co., Inc. Mr. Rosser serves on the boards of directors of Real Mex Restaurants, Inc., Il Fornaio (America) Corporation, Penhall International, Inc., H&E Equipment Services, L.L.C., O'Sullivan Industries, Remington Arms Company, Inc. and other private companies. Mr. Rosser attended Clarkson University and Carnegie Mellon University.

        Fortunato N. Valenti.    Mr. Valenti has been a director of McCormick & Schmick Holdings LLC since June 2002 and he will be elected to the board of McCormick & Schmick's Seafood Restaurants, Inc. immediately before we close our public offering. Since 1964, Mr. Valenti has held the positions of president and chief executive officer of Restaurant Associates, Corp. Mr. Valenti currently serves as a director on the boards of various companies, including Acapulco Acquisition Corp., Il Fornaio (America) Corporation and Papa Gino's Inc. He also is a member of the boards of directors of various non-profit organizations, including the Culinary Institute of America, NYC & Co. and City Meals on Wheels.

        Justin B. Wender.    Mr. Wender has been a director of McCormick & Schmick Holdings LLC since June 2002 and he will be elected to the board of McCormick & Schmick's Seafood Restaurants, Inc. immediately before we close our public offering. Mr. Wender has been with Castle Harlan, Inc. since 1993 and currently serves as Managing Director. Mr. Wender also serves on the boards of directors of Morton's Restaurant Group, Inc., Charlie Brown's, Inc. and other private companies. Mr. Wender received his Bachelor of Arts degree from Carleton College.

Board Composition

        There are seven members of our board of advisors. Our amended and restated limited liability company agreement, which will terminate in connection with our corporate reorganization, provides that BRS and Castle Harlan collectively have the right to elect eight directors, two of whom must be members of management and two of whom must not be affiliated with us or with BRS or Castle

Harlan. The directors designated by BRS are Messrs. Edmonds and Rosser and the directors designated by Castle Harlan are Messrs. Pittaway and Wender. BRS and Castle Harlan jointly elected the remaining directors to the board. Bell Atlantic Master Trust has the right to elect one board member but has not exercised that right. Upon completion of this offering, our board of directors will consist of nine members, a majority of whom will be independent under Nasdaq Marketplace Rules.

Board Committees

        Before completion of this offering, our board of directors will establish an audit committee, a governance and nominating committee, and a compensation committee.

        Audit Committee.    Our audit committee will oversee the financial reporting process and audit of our financial statements and, among other things, will:

  •
  be directly responsible for the appointment, retention, compensation, evaluation and termination of our independent auditors;

  •
  review and evaluate our accounting practices and our internal audit and control functions;

  •
  review with management and our independent auditors the scope and results of the audit and other services provided by our independent auditors;

  •
  pre-approve, or implement a pre-approval policy for, all audit and permissible non-audit services performed by our independent auditors; and

  •
  review and, if appropriate, approve related party transactions.

        The members of our audit committee will be Lee M. Cohn, Elliott H. Jurgensen, Jr. and Fortunato N. Valenti, each of whom is independent under applicable SEC and Nasdaq Marketplace Rules.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will oversee all aspects of our corporate governance functions. The committee will make recommendations to our board of directors regarding director candidates and assist our board of directors in determining the composition of our board of directors and its committees. The members of the committee will be David B. Pittaway, Harold O. Rosser and Fortunato N. Valenti, each of whom is independent under Nasdaq Marketplace Rules.

        Compensation Committee.    Our compensation committee will:

  •
  review and recommend policies relating to the compensation and the benefits of our officers and employees;

  •
  review and approve corporate goals and objectives relevant to the compensation and benefits of our chief executive officer and our other executive officers;

  •
  evaluate the performance of those officers in light of the goals and objectives; and

  •
  set compensation of those officers based on such evaluations.

        Our compensation committee will also administer the issuance of stock options and other awards under our 2004 Stock Incentive Plan, which we will adopt before completing this offering. The members of our compensation committee will be David B. Pittaway, Harold O. Rosser and Lee M. Cohn, each of whom is independent under Nasdaq Marketplace Rules.

Compensation Committee Interlocks and Insider Participation

        During 2003, our compensation committee consisted of David B. Pittaway and Harold O. Rosser, neither of whom has ever served as one of our officers or employees. No member of our compensation committee and none of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

        In 2003, McCormick & Schmick Holdings LLC paid Fortunato N. Valenti and Allen J. Bernstein, who served on the board of advisors until April 2004, $25,000 per year for services. McCormick & Schmick Holdings LLC reimbursed all of our directors for reasonable out-of-pocket and travel expenses associated with attending board meetings. We anticipate we will pay non-management directors $5,000 per year for services as members of our board of directors after we complete this offering and we will reimburse all of our directors for reasonable out-of-pocket and travel expenses associated with attending board meetings. In addition, we anticipate paying the chair of the audit committee an additional $45,000 per year and the other audit committee members an additional $20,000 per year as members of the audit committee.

Executive Compensation

        The following table sets forth summary information concerning compensation awarded to, earned by, or accrued for services rendered to us in all capacities by our chief executive officer and our other four most highly compensated executive officers during 2003. The individuals listed in the table below are collectively referred to as the "named executive officers."

Summary Compensation Table

	Annual Compensation(1)				Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(2)	Restricted Stock Awards ($)(3)	All Other Compensation ($)(4)
Saed Mohseni, Chief Executive Officer	2003 2002 2001	$250,000 201,653 185,192	$50,000 75,000 30,000	— — —	$7,723 — —	$2,500 2,500 2,500
William P. McCormick, Chairman of the Board	2003 2002 2001	189,727 189,590 131,557	40,000 50,000 30,000	$179,927 175,000 63,288	7,723 — —	2,500 2,500 2,500
Douglas L. Schmick, President	2003 2002 2001	188,774 188,967 128,557	40,000 50,000 30,000	180,949 175,000 63,288	7,723 — —	2,500 2,500 2,500
Jerry R. Kelso, Chief Compliance and Auditing Officer(5)	2003 2002 2001	129,726 129,590 140,383	25,000 35,000 30,000	— — —	3,784 — —	2,500 2,500 2,500
David E. Jenkins, Vice President of Operations	2003 2002 2001	124,000 112,392 113,534	17,850 19,250 38,750	— — —	2,985 — —	2,500 2,500 2,500

(1)
In accordance with the rules of the SEC, the compensation described in this table does not include (a) medical, group life insurance or other benefits received by the named executive officers that are available generally to all of our salaried employees, or (b) perquisites and other personal benefits received by the named executive officers that do not exceed the lesser of $50,000 or 10% of the officer's salary and bonus disclosed in this table.

(2)
Messrs. McCormick and Schmick each received payments of $175,000 in each of 2003 and 2002, and $63,288 in 2001, under their covenants not to compete. See "—Covenants Not to Compete and Executive Severance Agreements." These covenants not to compete will be terminated before completion of this offering. See "Certain Relationships and Related Party Transactions—Corporate Reorganization." In addition, Mr. McCormick received income of $4,927 and Mr. Schmick received income of $5,949 relating to their use of company cars in 2003.

(3)
In 2003, our executive officers were issued class B units and class C units of McCormick and Schmick Holdings LLC pursuant to incentive arrangements established by our board of advisors. Half of the class B units are subject to time vesting as follows: 20% at August 23, 2004; 50% at August 23, 2005; and 100% at August 23, 2006. The other half of the class B units are subject to performance vesting. 20% of these performance vesting units had vested at December 31, 2003, and, assuming performance goals were met, an additional 40% would vest at the end of 2004, 20% would vest at the end of 2005 and 20% would vest at the end 2006. The unvested class B units and all of the class C units are subject to the company's rights to repurchase them if the officer's employment is terminated for certain reasons. This incentive arrangement will be settled and terminated in connection with this offering. No dividends will be accrued on the units before their settlement. Giving effect to the conversion of membership units to common stock in connection with our corporate reorganization, the named executive officers would have received restricted stock in 2003 as set forth in the table below.

Name and Principal Position	Value of Restricted Stock Awards ($)	Shares of Common Stock
Saed Mohseni, Chief Executive Officer	$7,723	65,925
William P. McCormick, Chairman of the Board	7,723	65,925
Douglas L. Schmick, President	7,723	65,925
Jerry R. Kelso, Chief Compliance and Auditing Officer	3,784	32,962
David E. Jenkins, Vice President of Operations	2,985	26,369

(4)
Represents premiums paid for supplemental life insurance.

(5)
Before April 2004, Mr. Kelso served as Vice President of Finance and Chief Financial Officer. Mr. Hilario was hired as the company's Chief Financial Officer and Vice President of Finance in April 2004.

Stock Incentive Plan

        Before completing our public offering, we plan to adopt a 2004 Stock Incentive Plan. We will reserve a total of 1,500,000 shares for issuance under the 2004 plan and, before we complete this offering, we anticipate granting options to purchase 900,000 of the reserved shares to our existing management personnel and other company employees at an exercise price equal to the offering price set forth on the cover of this prospectus. The following description of our 2004 plan and the shares that are available for future awards under it is qualified in its entirety by the full text of the stock option plan, which will be filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

        Eligibility; Types of Awards.    Selected employees, officers and directors of the company and any of our parent or subsidiaries, and selected non-employee agents, consultants, advisers and independent contractors of the company and any of our parent or subsidiaries, will be eligible to participate in the 2004 plan. The 2004 plan will provide for the grant of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, nonqualified stock options, restricted stock, stock bonuses and stock appreciation rights. Incentive stock options may be granted only to our employees, including officers, or employees of any of our subsidiaries. Nonqualified stock options, and all awards other than incentive stock options, may be granted to our employees, officers, directors, non-employee agents, consultants, advisers and independent contractors and those of any of our parent or subsidiaries. The board of directors may elect, in its sole discretion, to grant an award in exchange for the cancellation of an existing award.

        Administration.    The 2004 plan will be administered by our board of directors, which has the authority to determine which eligible individuals should receive awards, the type and amount of the awards and the other terms and conditions of the awards (including vesting and cancellation provisions) and has the full authority to interpret the plan. Our board of directors may delegate to a committee of the board of directors or to any of our officers any or all authority for administering the 2004 plan.

        Term of Plan; Amendments.    We expect the 2004 plan to be in effect until all shares available for issuance under the 2004 plan are issued and all restrictions on the shares have lapsed. However, no incentive stock options will be granted under the 2004 plan on or after the 10th anniversary of the last action by our board of directors, subsequently approved by our stockholders within twelve months of such action, adopting the 2004 plan or approving an increase in the number of shares available for issuance under the 2004 plan. Our board of directors may at any time modify or amend the 2004 plan in any respect, subject to applicable laws, rules and regulations and requirements of Nasdaq Marketplace Rules. However, no change in an award already granted under the 2004 plan may generally be made without the written consent of the award holder if the change would adversely affect the holder.

        Stock Options.    The board of directors will determine whether a stock option is granted as an incentive stock option or a nonqualified stock option. The exercise price per share of incentive stock options may not be less than the fair market value of our common stock at the date of the grant, and the maximum term of incentive stock options will be 10 years. The aggregate market value, on the date of the grant, of the common stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000 and, for grantees who own more than 10% of the total combined voting power of the company or any of our parent or subsidiaries, must have an exercise price of at least 110% of the fair market value of the common stock underlying the option. The exercise price per share of nonqualified stock options may be any amount determined by the board of directors, and nonqualified stock options may have any term fixed by the board of directors.

        Stock Appreciation Rights.    The 2004 plan will provide that the board of directors may grant stock appreciation rights, which entitle the person who exercises the rights to receive an amount equal to the difference between the fair market value of the common stock subject to the right at the time of exercise and the time of grant, in the amounts and subject to the terms, conditions and restrictions as the board of directors determines.

        Restricted Stock; Performance-Based Awards; Stock Bonuses.    The 2004 plan will provide that the board of directors may issue restricted stock, performance-based awards or stock bonuses in the amounts and subject to the terms, conditions and restrictions as the board of directors determines. Restricted stock and performance-based awards may be issued for any consideration determined by the board of directors, and all restricted stock issued under the 2004 plan shall be subject to purchase agreements.

        Changes in Capital Structure.    The 2004 plan will authorize the board of directors to make appropriate adjustment in outstanding options and awards and in shares reserved under the 2004 plan in the event of a stock split, recapitalization or certain other transactions. The board of directors also will have discretion to convert options, to limit the exercise period of outstanding options and to accelerate the exercisability of options in the event of merger or certain other changes in our capital structure.

Covenants Not To Compete and Executive Severance Agreements

        In August 2001, we entered into covenant not to compete agreements with each of William P. McCormick and Douglas L. Schmick. These agreements renew annually through August 2006. Under these agreements, we pay each of Messrs. McCormick and Schmick $175,000 per year and they agree not to compete with us while they are employed by us. Before we complete this offering, we will terminate the covenant not to compete agreements and enter into executive severance agreements with Mr. McCormick, our chairman emeritus, Mr. Schmick, our president, and Saed Mohseni, our chief executive officer. Each of the agreements will provide severance benefits contingent on the company receiving a release of claims. The benefits include the following:

  •
  If the employment is terminated (including due to death or disability) other than for "cause," which is the willful and continued failure to perform assigned duties or the willful engagement in illegal conduct that materially injures the company, the employee will receive severance equal to (1) one-year's base salary, plus (2) the average of the employee's bonuses granted in the two prior completed fiscal years, plus (3) a pro-rata portion of the employee's estimated bonus in the year in which he is terminated. In addition, the employee and his family will continue to receive health insurance for six months.

  •
  If there is a change of control of the company and the employment is terminated other than for "cause," or if the employee resigns because he is required to move, the company successor does not agree to be bound by the agreement, or his duties, pay or total benefits are reduced, the employee will receive the benefits described above and, in addition, (1) all of his unvested options to purchase common stock will vest and be immediately exerciseable and (2) he will receive an additional amount in cash necessary to pay any tax owed by the employee in connection with the severance payments.

        Each of Messrs. McCormick, Schmick and Mohseni will participate in our 2004 stock incentive plan and all other incentive, savings and retirement plans, practices, policies and programs to the same extent as other senior executives.

Indemnification of Directors and Executive Officers and Limitation on Liability

        The amended and restated limited liability company agreement of McCormick & Schmick Holdings LLC provides that each holder of units, member, advisor, board observer and officer of McCormick & Schmick Holdings LLC is entitled to be indemnified and held harmless to the full extent permitted by Delaware law for liabilities and expenses arising from proceedings in which such person is involved by reason of his being or having been a holder of units, member, advisor, board observer or officer to the extent he acted in good faith and was not grossly negligent or engaged in willful malfeasance. In connection with our corporate reorganization, the amended and restated limited liability company agreement will be terminated.

        The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation and bylaws provisions eliminating or limiting the personal liability of a director to the corporation and its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain conditions and limitations. Our certificate of incorporation eliminates the personal liability of our directors to the fullest extent allowed under Delaware law. Our certificate of incorporation and bylaws also contain provisions for indemnification of directors and officers, and gives the board of directors the authority to indemnify others, to the fullest extent allowed under Delaware law.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Corporate Reorganization

        McCormick & Schmick Holdings LLC has five classes of membership units outstanding—preferred units, class A-1 units, class A-2 units, class B units and class C units. These units generally differ with respect to their relative priority to distributions and other rights. Only the class A-1 units have voting rights. The class B units and class C units were issued to executive officers and certain other members of management pursuant to compensation and incentive arrangements established by the board of advisors of McCormick & Schmick Holdings LLC. Before we complete this offering, we will complete a series of transactions to reorganize our corporate structure and to terminate or amend agreements with or among our limited liability company members. These transactions are as follows:

  •
  McCormick & Schmick Holdings LLC, a Delaware limited liability company that is currently our parent holding company that indirectly owns all of the entities through which we operate our business, will be merged into a newly formed, wholly owned Delaware corporation named "McCormick & Schmick's Seafood Restaurants, Inc." This corporation will be the surviving corporation of the merger, which will be effective immediately prior to the closing of this offering. Holders of each class of membership units of McCormick & Schmick Holdings LLC will receive an aggregate of 7,782,349 shares of common stock of McCormick & Schmick's Seafood Restaurants, Inc. in exchange for their units. The number of shares into which units of each class will be converted in the merger will depend, in part, on the value of McCormick & Schmick Holdings LLC at the time of the merger, which will be determined by reference to the initial public offering price of our shares of common stock, although the public offering price will not affect the aggregate number of shares into which the units will be converted. Consequently, the relative ownership of common stock of the company as reflected in the table under "Principal and Selling Stockholders" is subject to change based on the final initial public offering price of our shares of common stock. Any change will not be material. Shares of our common stock will be allocated to the units as follows:

  •
  Preferred units.  Shares of common stock with an aggregate value equal to the aggregate liquidation preference of the preferred units (approximately $90 million) will be allocated among the holders of preferred units according to the number of preferred units each holds.

  •
  C units.  Shares of common stock with an aggregate value of $3 million will be allocated among the holders of C units according to the number of C units each holds.

  •
  A units and B units.  The remaining shares will be allocated 85% to the A units and 15% to the B units. In each case, the allocations will be made among the holders of A units or B units according to the number of units each holds.

  •
  Included in the McCormick & Schmick Holdings LLC units being converted as described in the preceding bullet are units that were awarded to company officers pursuant to incentive arrangements established by the board of advisors, a portion of which are subject to time or performance vesting.

  •
  Our management agreements, dated as of August 22, 2001, with BRS and an affiliate of Castle Harlan will be terminated in consideration for a cash payment to each of BRS and Castle Harlan, Inc. of $1.1 million. BRS and Castle Harlan are our principal equity holders.

  •
  The covenants not to compete with our founders, William P. McCormick and Douglas L. Schmick, under which we pay each of them $175,000 per year, will be terminated in consideration for a cash payment to each of them of $286,712.

  •
  The members agreement, under which members of McCormick & Schmick Holdings LLC have first offer rights, tag along rights and preemptive rights, and the limited liability company agreement of McCormick & Schmick Holdings LLC, under which members have agreed to elect directors and which contains certain restrictions on our operations, will be terminated.

Other Related Party Transactions

        We lease the premises occupied by Jake's Famous Crawfish in Portland, Oregon under a lease dated October 13, 1994 with Boin Properties, LLC, of which William P. McCormick, our chairman of the board, is a member and manager. The lease expires on October 12, 2009 and may be renewed at our option for two additional five-year periods. Under the lease, we pay base rent of $17,500 per month plus an additional amount equal to the difference between six percent of the annual gross sales of Jake's Famous Crawfish and the annual base rent. We also pay utilities and 60% of assessed taxes under the terms of the lease. We believe the terms of the lease are as fair to us as those that would have been available to us in arm's-length negotiations.

        We lease the premises occupied by McCormick & Schmick's Harborside at the Marina in Portland, Oregon under a lease dated February 14, 1985, as amended, with Harborside Partners, LLC, the members of which are William P. McCormick, our chairman of the board, Douglas L. Schmick, our president, and Saed Mohseni, our chief executive officer. The lease expires on June 30, 2010 and may be renewed for two additional five-year periods. We pay a base rent of $20,000 per month under the lease plus the additional amount by which five percent of McCormick & Schmick's Harborside at the Marina's gross sales in the month exceed $20,000. We also pay a proportional share of taxes, utilities, insurance, maintenance and other costs under the terms of the lease. We believe the terms of the lease are as fair to us as those that would have been available to us in arm's-length negotiations.

        We lease kitchen and storage space in the premises occupied by Jake's Famous Crawfish in Portland, Oregon under a lease dated June 18, 2004 with DLS Investments, LLC, which is owned by Douglas L. Schmick, our president and his spouse. The lease expires on October 2009 and may be renewed for two additional five-year periods. We pay an aggregate base rent of $10,080 under the lease, plus our utilities and a pro rata share of taxes, assessments and insurance. We believe the terms of the leases are as fair to us as those that would have been available to us in arm's-length transactions.

        In August 2001, we entered into covenant not to compete agreements with each of William P. McCormick and Douglas L. Schmick. These agreements renew annually through August 2006. Under these agreements, we pay each of Messrs. McCormick and Schmick $175,000 per year and they agree not to compete with us while they are employed by us. Before we complete this offering, we will terminate the covenant not to compete agreements and enter into executive severance agreements with Mr. McCormick, our chairman emeritus, Mr. Schmick, our president, and Saed Mohseni, our chief executive officer. Each of the agreements will provide severance benefits contingent on the company receiving a release of claims. The benefits include the following:

  •
  If the employment is terminated (including due to death or disability) other than for "cause," which is the willful and continued failure to perform assigned duties or the willful engagement in illegal conduct that materially injures the company, the employee will receive severance equal to (1) one-year's base salary, plus (2) the average of the employee's bonuses granted in the two prior completed fiscal years, plus (3) a pro-rata portion of the employee's estimated bonus in the year in which he is terminated. In addition, the employee and his family will continue to receive health insurance for six months.

  •
  If there is a change of control of the company and the employment is terminated other than for "cause," or if the employee resigns because he is required to move, the company successor does not agree to be bound by the agreement, or his duties, pay or total benefits are reduced, the employee will receive the benefits described above and, in addition, (1) all of his unvested options to purchase common stock will vest and be immediately exerciseable and (2) he will receive an additional amount in cash necessary to pay any tax owed by the employee in connection with the severance payments.

Registration Rights

        Substantially all of our current stockholders, other than those who purchase shares in this offering, are parties to the registration rights agreement, dated as of August 22, 2001. The terms of the registration rights agreement include provisions for demand registration rights, piggyback registration rights and participation rights in favor of holders of our common stock.

        Demand Registration Rights.    Subject to the terms of the registration rights agreement, holders of at least a majority of the shares of our common stock issued to (1) BRS, any of its affiliates, Julie Frist or Marilena Tibrea or (2) Castle Harlan, any of its affiliates or David B. Pittaway have the right to require that we register their shares under the Securities Act for sale to the public. If these stockholders exercise a demand registration right, our other stockholders have the opportunity to include their shares in the registration. The underwriters in an underwritten offering have the right to limit on a pro rata basis the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with the exercise of these demand registration rights.

        Piggyback Registration Rights.    Substantially all of our current stockholders, other than those who purchase shares in this offering, have piggyback registration rights under the terms of the registration rights agreement. The registration rights agreement provides that the stockholders with piggyback registration rights have the right to include their shares in any registration that we effect under the Securities Act, other than a registration effected pursuant to an exercise of demand registration rights, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit on a pro rata basis the number of shares registered by these holders. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these piggyback registration rights.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth the beneficial ownership of our common stock before and after the completion of this offering, after giving effect to our corporate reorganization, for:

  •
  each person who beneficially owns more than 5% of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all directors and executive officers as a group; and

  •
  each selling stockholder.

        Unless otherwise indicated, the address for each person or entity named below is c/o McCormick & Schmick's Seafood Restaurants, Inc., 720 SW Washington Street, Suite 550, Portland, Oregon 97205.

        Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and except for community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Shares Beneficially Owned Before the Offering(1)			Shares Beneficially Owned After the Offering(1)
Name			Shares Being Offered(3)
	Number	Percent(2)		Number	Percent
Bruckmann, Rosser,
Sherrill & Co. II, L.P.(4)	3,082,210	39.6%	1,686,918	1,395,292	10.1
Castle Harlan Partners III, L.P.(5)	2,937,000	37.7%	1,610,989	1,328,217	9.6%
Bell Atlantic Master Trust(6)	607,627	7.8%	320,000	287,627	2.1
BancBoston Capital, Inc.	232,506	3.0%	126,896	105,610	*
555 Madison Investors, LLC	76,727	1.0%	41,876	34,851	*
Castle Harlan Affiliates III, L.P.	49,085	*	26,924	22,161	*
Castle Harlan Offshore Partners III, L.P.	48,148	*	26,410	21,738	*
Raymond E. Bean, Jr.	45,545	*	15,862	29,683	*
Marcel R. Lahsene	20,933	*	6,028	14,905	*
Branford Castle Holdings, Inc.	19,447	*	10,667	8,780	*
Rene Van Broekhuizen	18,807	*	1,269	17,538	*
Ralph Harrison	17,645	*	635	17,010	*
Steven K. Gabica	15,701	*	3,173	12,529	*
Christopher C. Westcott	14,349	*	635	13,714	*
Darrel D. Buker	12,404	*	3,172	9,232	*
Frogmore Forum Family Fund LLC	11,180	*	6,132	5,048	*
Leonard M. Harlan	9,724	*	5,334	4,390	*
Conrad Meyer	6,975	*	3,807	3,168	*
Phillips Family Foundation	5,812	*	3,172	2,640	*
Robert A. Engel	5,812	*	3,173	2,640	*
Julie Frist	4,037	*	2,203	1,834	*
Richard F. Burke, Jr.	2,906	*	1,586	1,320	*
Elliott A. Jones	2,906	*	1,586	1,320	*
Phillip Krall	2,906	*	1,586	1,320	*
Charles S. Phillips	2,906	*	1,586	1,320	*

James R. Raith, Jr.	2,906	*	1,586	1,320	*
Mary Price Gay	1,163	*	635	528	*
Tom Steiglehner	1,163	*	635	528	*
Craig J. Pisani	1,163	*	635	528	*
Marilena Tibrea	928	*	507	421	*
William P. McCormick	106,614	1.4%	22,207	84,407	*
Douglas L. Schmick	106,614	1.4%	22,207	84,407	*
Saed Mohseni	101,964	1.3%	19,669	82,295	*
Jerry R. Kelso	51,263	*	10,152	41,411	*
Jeffrey H. Skeele	34,699	*	6,345	28,354	*
David E. Jenkins	27,532	*	635	22,897	*
J. Rice Edmonds(7)	—	—	—	—	—
David B. Pittaway(8)	5,812	*	3,172	2,640	*
Harold O. Rosser(9)	—	—	—	—	—
Fortunato N. Valenti(10)	8,648	*	—	8,648	*
Justin B. Wender(11)	—	—	—	—	—
Directors, Directors Elect and Executive Officers as a group (11 persons)	443,146	5.7%	84,387	355,059	2.6

*
Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1)
If a stockholder holds options or other securities that are exercisable or otherwise convertible into our common stock within 60 days of the date of this prospectus, we treat the shares of common stock underlying those securities as owned by that stockholder, and as outstanding shares when we calculate the stockholder's percentage ownership of our common stock. However, we do not consider that common stock to be outstanding when we calculate the percentage ownership of any other stockholder, provided that the data assume the exercise of warrants held by Bell Atlantic Master Trust to purchase a total of 607,627 shares of common stock. The shares shown in the table will be issued in our corporate reorganization in exchange for membership units of McCormick & Schmick Holdings LLC. Although the total number of 7,782,349 shares to be issued in the reorganization is fixed, the relative numbers to be issued with respect to each class of units will be determined in part by references to the initial public offering price. Consequently, if that price is other than $15.00, the number of shares owned by each stockholder in the above table will change, but the change will not be material. See "Certain Relationships and Related Party Transactions—Corporate Reorganization."

(2)
The percentage of beneficial ownership prior to the completion of this offering is based on 7,782,349 shares of common stock outstanding as of June 23, 2004, after giving effect to our corporate reorganization.

(3)
If the underwriters exercise the over-allotment option, an aggregate of 5,500,000 would be sold by the selling stockholders.

(4)
The address for BRS is 126 East 56th Street, New York, New York 10022.

(5)
Not included in the number of shares owned by Castle Harlan Partners III, L.P. are shares owned by its affiliates, Castle Harlan Offshore Partners III, L.P., Castle Harlan Affiliates III, L.P., Frogmore Forum Family Fund LLC and Branford Castle Holdings, Inc., all of which may be deemed to be beneficially owned by Castle Harlan. Castle Harlan disclaims beneficial ownership of shares owned by such affiliated entities. Because these entities are listed in the selling stockholder table individually, they are not included in the number of shares shown as beneficially owned by Castle Harlan. If these shares were shown as beneficially owned by Castle Harlan, its aggregate share ownership would be 3,067,161, or 39.4%, before the offering and 1,681,122, or 12.2%, after the offering. The address for all of these stockholders is 150 East 58th Street, New York, New York 10155.

(6)
Bell Atlantic Master Trust's address is c/o Mellon Bank, N.A., One Mellon Center, Room 3346, Pittsburgh, Pennsylvania 15258. Bell Atlantic Master Trust holds warrants to purchase shares of common stock. These warrants are immediately exercisable at a nominal exercise price.

(7)
Mr. Edmonds' address is 126 East 56th Street, New York, New York 10022

(8)
Mr. Pittaway's address is 150 East 58th Street, New York, New York 10155.

(9)
Mr. Rosser's address is 126 East 56th Street, New York, New York 10022.

(10)
Mr. Valenti's address is Restaurant Associates, 120 E. 45th Street, New York, New York 10036.

(11)
Mr. Wender's address is 150 East 58th Street, New York, New York 10155.

DESCRIPTION OF CAPITAL STOCK

Common Stock

        Our certificate of incorporation, which we will adopt prior to the completion of this offering, will authorize us to issue up to 120,000,000 shares of $0.001 par value common stock, 13,782,349 of which will be issued and outstanding immediately after completion of this offering. When adopted, our certificate of incorporation will provide that the holders of our common stock will be entitled to one vote per share on all matters to be voted on by our stockholders. After payment of any dividends due and owing to the holders of our preferred stock, holders of our common stock will be entitled to receive dividends declared by our board of directors out of funds legally available for dividends. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share in all assets remaining after payment of liabilities and liquidation preferences of outstanding shares of our preferred stock. Holders of our common stock will have no preemptive, conversion, subscription or other rights. There will be no redemption or sinking fund provisions available to holders of our common stock. All issued and outstanding shares of common stock will be fully paid and nonassessable.

Preferred Stock

        Our certificate of incorporation will provide that our board of directors will have the authority, without further action by the stockholders, to issue up to 15,000,000 shares of $0.001 par value preferred stock. Our board of directors will be able to issue preferred stock in one or more series and determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon our preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. Issuances of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Any issuance of preferred stock also could have the effect of decreasing the market price of our common stock and could delay, deter or prevent a change in control of our company. We have no present plans to issue any shares of preferred stock.

Registration Rights

        Substantially all of our current stockholders, other than those who purchase shares in this offering, are parties to the registration rights agreement, dated as of August 22, 2001. The terms of the registration rights agreement include provisions for demand registration rights, piggyback registration rights and participation rights in favor of holders of our common stock.

        Demand Registration Rights.    Subject to the terms of the registration rights agreement, holders of at least a majority of the shares of our common stock issued to (1) BRS, any of its affiliates, Julie Frist or Marilena Tibrea or (2) Castle Harlan, any of its affiliates or David B. Pittaway have the right to require that we register their shares under the Securities Act for sale to the public. If these stockholders exercise a demand registration right, our other stockholders have the opportunity to include their shares in the registration. The underwriters in an underwritten offering have the right to limit on a pro rata basis the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with the exercise of these demand registration rights.

        Piggyback Registration Rights.    Substantially all of our current stockholders, other than those who purchase shares in this offering, have piggyback registration rights under the terms of the registration rights agreement. The registration rights agreement provides that the stockholders with piggyback registration rights have the right to include their shares in any registration that we effect under the

Securities Act, other than a registration effected pursuant to an exercise of demand registration rights, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit on a pro rata basis the number of shares registered by these holders. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these piggyback registration rights.

Listing

        We will apply to have our common stock approved for quotation on The Nasdaq Stock Market's National Market under the symbol "MSSR."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is EquiServe.

SHARES ELIGIBLE FOR FUTURE SALE

        As described below, no shares outstanding immediately before this offering will be available for sale immediately after this offering as a result of various contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have 13,782,349 outstanding shares of common stock, assuming no exercise of outstanding stock options. Of these shares, the 10,000,000 shares offered hereby will be freely tradable without restriction under the Securities Act, unless purchased by our affiliates or covered by a separate lock-up agreement with the underwriters.

        The remaining 3,782,349 shares of common stock are held by existing stockholders and are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act. As a result of the lock-up agreements, these restricted shares will generally be eligible for sale in the public market as follows:

  •
  substantially all of these shares will be subject to lock-up agreements with the underwriters, and none of these shares may be sold prior to the expiration of 180 days from the date of this prospectus without the prior written consent of Banc of America Securities LLC; and

  •
  the remaining 3,782,349 shares may be sold under Rule 144, Rule 144(k) or Rule 701 promulgated under the Securities Act beginning the 181st day from the date of this prospectus and provided that they have been held for the required period of time; we believe the holding period for

  Rule 144 purposes will not begin until our corporate reorganization is completed. See "Certain Relationships and Related Party Transactions—Corporate Reorganization."

        Lock-up Agreements.    We, our directors and executive officers, substantially all of our existing stockholders and all holders of options exercisable within 180 days from the date of this prospectus will enter into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180-day period, we have also agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or the filing of a prospectus with any Canadian securities regulatory authority without the prior written consent of Banc of America Securities LLC. Transfers or dispositions can be made sooner only with the prior written consent of Banc of America Securities LLC. The underwriters have no present intent to release us or any of our directors, executive officers or option holders from the lock-up agreements.

        Rule 144.    In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year would be entitled to sell the securities without registration under the Securities Act within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 137,823 shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on the Nasdaq National Market for the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

        Rule 144(k).    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the securities proposed to be sold for at least two years, is entitled to sell these shares without registering such securities under the Securities Act and without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 mentioned above.

        Rule 701.    Further, in general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144. Subject to the 180-day lock-up period described below, approximately 466,946 shares of our common stock will be eligible for sale pursuant to Rule 701.

        Registration Rights.    Holders of 1,790,944 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act pursuant to the terms and subject to the conditions set forth in the Registration Rights Agreement, dated as of August 22, 2001, by and among McCormick & Schmick Holdings LLC, BRS, Castle Harlan and certain other parties. See "Description of Capital Stock—Registration Rights." Except for shares held by our stockholders or holders of options that are subject to the lock-up agreements described above, registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement.

        Stock Options.    Immediately after completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act, which will become effective upon filing, covering 1,800,000 shares of common stock reserved for issuance upon exercise of outstanding stock options granted under our 2004 Stock Incentive Plan. Accordingly, shares registered under the Form S-8 registration statement will be available for sale in the open market after the expiration of the agreed-upon lock-up period described above, which is the 181st day from the date of this prospectus.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a general discussion of material U.S. federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock purchased pursuant to this offering by a beneficial owner that, for U.S. federal income tax purposes, is a non-U.S. holder. As used in this prospectus, the term "non-U.S. holder" is a person that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (including any entity treated as a corporation for U.S. tax purposes) created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, in general, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or if it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        Subject to certain exceptions, an individual may be treated as resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a 3-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes in the same manner as U.S. citizens.

        This discussion assumes that you will hold our common stock issued pursuant to this offering as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended (the "Code") (i.e. generally, property held for investment). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular non-U.S. holder in light of the holder's individual investment or tax circumstances, or to non-U.S. holders that are subject to special tax rules. In addition, this description of U.S. tax consequences does not address:

  •
  U.S. state and local or non-U.S. tax consequences;

  •
  specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position;

  •
  the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

  •
  special tax rules that may apply to some non-U.S. holders, including without limitation, banks, insurance companies, financial institutions, broker-dealers, tax-exempt entities, or U.S. expatriates; or

  •
  special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge or conversion transaction or other integrated investment.

        If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.

        This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (the

"IRS"), and other applicable authorities, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Furthermore, this discussion does not give a detailed discussion of any state, local or foreign tax considerations.

        We urge you to consult your tax advisor regarding the U.S. federal tax consequences of acquiring, owning or disposing our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction or under any applicable tax treaty.

Dividends

        As described under "Dividend Policy" above, we do not anticipate paying cash dividends on our common stock in the foreseeable future. However, if cash distributions are paid to non-U.S. holders on shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "—Gain on Sale, Exchange or other Taxable Disposition of Common Stock" below.

        Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States, directly or through an entity treated as a partnership for U.S. tax purposes, and, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, are not subject to the U.S. withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. Certain certification and disclosure requirements must be complied with for effectively connected income or income attributable to a permanent establishment to be exempt from withholding. Any effectively connected dividends or dividends attributable to a permanent establishment received by a non-U.S. holder that is treated as a foreign corporation for U.S. tax purposes may be subject to an additional "branch profits tax" at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

        To claim the benefit of a tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, before the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund. However,

  •
  in the case of common stock held by a foreign partnership, the certification requirement generally will be applied to the partners of the partnership and the partnership will be required to provide certain information;

  •
  in the case of common stock held by a foreign trust, the certification requirement generally will be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the U.S. Treasury regulations; and

  •
  look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

        A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under U.S. tax law and the certification requirements applicable to it.

        A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition

        A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other taxable disposition of our common stock unless any one of the following applies:

  1.
  The non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition and certain other requirements are met;

  2.
  The gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, directly or through an entity treated as a partnership for U.S. tax purposes and, if an applicable tax treaty requires, attributable to a U.S. permanent establishment or fixed base of such non-U.S. holder; or

  3.
  We are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder's holding period, if shorter) a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant period (the "5% exception"). We believe that we have not been and are not currently a United States real property holding corporation, and we do not expect to become a United States real property holding corporation. However, no assurances can be made in this regard. Furthermore, no assurances can be provided that our stock will be considered to be regularly traded on an established securities market for purposes of Section 897 of the Code.

        Non-U.S. holders described in clause (1) above are taxed on their gains (including gains from sales of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets incurred during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty (which may be offset by U.S. source capital losses of the non-U.S. holder, if any). Non-U.S. holders described in clause (2) or (3) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If a non-U.S. holder described in clause (2) or (3) is a corporation, it may be subject to the additional branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. In addition, if we are determined to be a United States real property holding corporation and the 5% exception does not apply, then a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a sale or other taxable disposition of our common stock.

U.S. Federal Estate Taxes

        Our common stock beneficially owned or treated as beneficially owned by an individual who at the time of death is a non-U.S. holder, and certain lifetime transfers of an interest in common stock made by such an individual, will be included in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax. Estates of non-resident aliens are generally allowed a statutory credit that has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

Information Reporting and Backup Withholding

        Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

        The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate (currently 28%).

        A non-U.S. holder is required to certify its non-U.S. status under penalties of perjury or otherwise establish an exemption in order to avoid information reporting and backup withholding on disposition proceeds where the transaction is effected by or through a U.S. office of a broker.

        U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is (i) a U.S. person; (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States; (iii) a controlled foreign corporation as defined in the Code; or (iv) a foreign partnership with certain U.S. connections, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

        Backup withholding is not an additional tax. Amounts that we withhold under the backup withholding rules may be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

        The foregoing discussion is only a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any U.S., state, local, non-U.S. or other tax laws and any applicable income or estate tax treaty.

UNDERWRITING

        McCormick & Schmick's and the selling stockholders are offering the shares of common stock through a number of underwriters. Banc of America Securities LLC, RBC Capital Markets Corporation, SG Cowen & Co., LLC and Wachovia Capital Markets, LLC are the representatives of the underwriters. We and the selling stockholders will enter into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders will agree to sell to the underwriters, and each underwriter will agree to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
RBC Capital Markets Corporation
SG Cowen & Co., LLC
Wachovia Capital Markets, LLC

Total

        The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholders.

        The selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act. As a result, any profits on the sale of the shares of common stock by the selling stockholders may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholders were deemed to be underwriters, the selling stockholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $                  per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $                  per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

  •
  receipt and acceptance of the common stock by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

        Over-Allotment Option.    The selling stockholders have granted the underwriters an over-allotment option to buy up to 1,500,000 additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time and from time to time within 30 days from the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from the selling stockholders in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. The selling stockholders will pay the expenses associated with the exercise of this option.

        Directed Share Program.    At our request, the underwriters have reserved for sale to certain of our employees at the initial public offering price up to 5% of the shares being offered by this prospectus.

The sale of the reserved shares to these purchasers will be made by Banc of America Securities LLC. The purchasers of these shares will not be subject to a lock-up except as required by the Conduct Rules of the NASD, which require a 90-day lock-up if they are affiliated with or associated with NASD members or if they or members of their immediate families hold senior positions at financial institutions, or to the extent the purchasers are subject to a lock-up agreement with the underwriters as described above. We do not know if our employees will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

        Availability of Prospectus Online.    A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering or on the netroadshow.com website. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus.

        Discount and Commissions.    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholders. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

        We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $1.6 million.

	Paid by Us		Paid by the Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$

Total	$	$	$	$

        Listing.    We expect our common stock to be approved for quotation on The Nasdaq Stock Market's National Market under the symbol "MSSR."

        Stabilization.    In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  syndicate covering transactions;

  •
  imposition of penalty bids; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

        The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

        A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

        In addition, one or more selling stockholders may have covered short positions in respect of the shares being sold by them in this offering that will become uncovered as a result of the sale. After the distribution has been completed, they may close out these positions through purchases of the common stock in the open market.

        These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters or the selling stockholders commence the activities, they may discontinue them at any time. The underwriters and the selling stockholders may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

        Market Making.    In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market. Passive market making is allowed during the period when the SEC's rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker's bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in our common stock during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

        Discretionary Accounts.    The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority.

        IPO Pricing.    Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

  •
  the history of, and prospects for, our company and the industry in which we compete;

  •
  our past and present financial performance;

  •
  an assessment of our management;

  •
  the present state of our development;

  •
  the prospects for our future earnings;

  •
  the prevailing conditions of the applicable United States securities market at the time of this offering;

  •
  market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

  •
  other factors deemed relevant.

        The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

        Qualified Independent Underwriter.    Banc of America Securities LLC and Wachovia Capital Markets, LLC are members of the National Association of Securities Dealers, Inc. ("NASD"). Because more than 10% of the net proceeds of this offering may be paid to affiliates of Banc of America Securities LLC and Wachovia Capital Markets, LLC, this offering is being conducted in accordance with the applicable requirements of Conduct Rule 2710(h) of the NASD. Accordingly, the public offering price of our common stock in this offering must be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence in connection with that preparation. SG Cowen & Co., LLC has agreed to act as qualified independent underwriter with respect of this offering. The public offering price of our common stock will be no higher than that recommended by SG Cowen & Co., LLC. SG Cowen will receive no compensation for acting in this capacity.

        Lock-up Agreements.    We, our directors and executive officers, substantially all of our existing stockholders and all holders of options exercisable within 180 days from the date of this prospectus will enter into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180-day period, we have also agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or the filing of a prospectus with any Canadian securities regulatory authority without the prior written consent of Banc of America Securities LLC.

        Indemnification.    We and the selling stockholders will indemnify the underwriters against some liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation. If we and the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

        Conflicts/Affiliates.    The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates and the selling stockholders for which services they have received, and may in the future receive, customary fees. In addition, affiliates of Banc of America Securities LLC and Wachovia Capital Markets, LLC are lenders under our amended and restated revolving credit facility.

LEGAL MATTERS

        The validity of the shares of common stock offered in this prospectus will be passed upon for us by Stoel Rives LLP, Portland, Oregon. Shearman & Sterling LLP, New York, New York, will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

        The financial statements as of December 28, 2002 and December 27, 2003 and for each of the 52-week periods then ended, the period from August 23, 2001 to December 29, 2001 and the period from December 31, 2000 to August 22, 2001 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered under this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which is a part of the registration statement, omits various information, exhibits, schedules and undertakings that are included in the registration statement. For further information pertaining to us and the common stock offered under this prospectus, reference is made to the registration statement and the attached exhibits and schedules. Statements contained in this prospectus as to the contents or provisions of any contract or other document referred to in this prospectus may be summary in nature. Such statements are qualified in all respects by reference to the relevant contract or other document filed as an exhibit to the registration statement.

        A copy of the registration statement and our filings with the SEC may be inspected without charge at the public reference facilities maintained by the SEC at the Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 or through the internet site maintained by the SEC at http://www.sec.gov. Copies of all or any part of the registration statement may be obtained from the SEC's offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

        After this offering, we will file with the SEC periodic reports, proxy statements and other information required by the Exchange Act. Our SEC filings are also available at the office of The Nasdaq National Market. For further information on obtaining copies of our public filings at The Nasdaq National Market, please call (212) 656-5060.

        Our website is www.mccormickandschmicks.com. The information on our website is not part of this prospectus.

McCORMICK & SCHMICK HOLDINGS LLC AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
McCormick and Schmick Holdings LLC and Subsidiaries

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of member's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of McCormick and Schmick Holdings LLC and Subsidiaries (the "Company") as of December 28, 2002 and December 27, 2003 and the results of their operations and their cash flows for the 52-week periods then ended and the period from August 23, 2001 to December 29, 2001 and the results of operations and cash flows of the Predecessor (Note 1) for the period December 31, 2000 to August 22, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 3 to the consolidated financial statements, effective August 23, 2001, the Company acquired the operations of McCormick & Schmick Division in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial statements for the periods after the acquisition are presented on a different cost basis than those for the period before the acquisition and, therefore, are not comparable.

PricewaterhouseCoopers LLP

Portland, Oregon
March 5, 2004, except for information with respect to the merger into McCormick & Schmick's Seafood Restaurants, Inc., discussed in Note 1, as to which the date is June 2, 2004, and Note 17, as to which the date is June 16, 2004.

McCormick & Schmick Holdings LLC and Subsidiaries

Consolidated Balance Sheets

	The Company
	December 28, 2002	December 27, 2003	March 27, 2004	March 27, 2004
	($ in thousands)
				(pro forma)
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$2,945	$2,453	$2,404
Trade accounts receivable, net	3,517	3,689	5,605
Inventories	2,317	2,704	2,938
Prepaid expenses and other current assets	1,872	2,367	3,067
Deferred income taxes	—	96	96

Total current assets	10,651	11,309	14,110
Equipment and leasehold improvements, net	70,833	74,829	82,993
Other assets	55,380	54,470	54,381
Goodwill	21,209	21,209	21,209

Total assets	$158,073	$161,817	$172,693

Liabilities and Members' Equity
Current liabilities
Book overdraft	$2,922	$5,052	$2,733
Accounts payable	8,238	11,216	10,370
Accrued expenses	10,388	12,698	14,326
Current maturities of long-term debt	6,787	—	—
Capital lease obligations, current portion	390	415	422
Derivative instrument—interest rate swap, current	800	805	642
Deferred income taxes	374	—	—
Accrued distributions	—	—	—	2,800

Total current liabilities	29,899	30,186	28,493
Revolving credit facility	—	38,500	50,500
Long-term debt	38,250	—	—
Mandatorily redeemable preferred stock (liquidation preference of $27,002 and $27,888 (unaudited))		23,137	24,149	—
Other long-term liabilities	3,529	4,635	4,723
Capital lease obligations, noncurrent portion	1,556	1,141	1,032
Deferred income taxes	2,185	4,312	4,532
Derivative instrument—interest rate swap, noncurrent	433	—	—

Total liabilities	75,852	101,911	113,429

Mandatorily redeemable preferred stock (liquidation preference of $23,774)	19,404	—	—

Commitments and contingencies (Notes 14 and 15)
Members' equity
Preferred units, 57,000 units issued and outstanding (liquidation preference of $67,974, $77,385 and $79,974 (unaudited))	57,000	57,000	57,000
Warrant to acquire 4,956.32 Preferred units, entitled to liquidation preference of $5,904, $6,722, and $6,947 (unaudited)	4,951	4,951	4,951
Class A units, 1,000,000 units issued and outstanding	756	756	756
Warrant to acquire 103,896.1 Class A-2 units	103	103	103
Class B units, 171,428.57 units issued and outstanding	—	37	37
Class C units, 13.20 units issued and outstanding	—	14	14
Common stock, $0.001 par value, 120,000,000 shares authorized, 7,782,349 shares issued and outstanding, pro forma	—	—	—	8
Additional paid in capital, pro forma	—	—	—	62,853
Unearned compensation	—	(42)	(39)	(39)
Retained earnings (accumulated deficit)	755	(2,425)	(3,174)	(9,713)
Accumulated other comprehensive loss
Interest rate swap	(748)	(488)	(384)	(384)

Total members' equity	62,817	59,906	59,264	(52,725)

Total liabilities and members' equity	$158,073	$161,817	$172,693

The accompanying notes are an integral part of these consolidated financial statements.

McCormick & Schmick Holdings LLC and Subsidiaries

Consolidated Statements of Operations

		The Company
	Predecessor
			52-Weeks Ended		13-Weeks Ended
	December 31, 2000 to August 22, 2001	August 23, 2001 to December 29, 2001
			December 28, 2002	December 27, 2003	March 29, 2003	March 27, 2004
		($ in thousands)
					(unaudited)
Revenues	$113,875	$59,760	$180,104	$196,717	$45,049	$54,513

Restaurant operating costs
Food and beverage	34,150	17,408	53,168	57,959	13,397	16,286
Labor	36,263	18,213	56,147	61,644	14,464	17,810
Operating	16,387	8,887	26,406	29,244	6,811	7,874
Occupancy	9,156	4,805	14,301	15,829	3,674	4,513

Total restaurant operating costs	95,956	49,313	150,022	164,676	38,346	46,483
General and administrative expenses	4,732	2,555	7,576	9,769	1,941	2,549
Restaurant pre-opening costs	645	319	911	1,110	7	936
Depreciation and amortization	3,761	2,731	8,717	9,675	2,341	2,626
Management fees and covenants not to compete	—	778	2,550	2,550	637	638
Impairment of assets	—	—	—	1,513	—	—

Total costs and expenses	105,094	55,696	169,776	189,293	43,272	53,232

Operating income	8,781	4,064	10,328	7,424	1,777	1,281
Interest expense	5,711	1,626	3,720	3,069	832	857
Accrued dividends and accretion on mandatorily redeemable preferred stock	—	—	—	1,901	—	1,012
Write off of deferred loan costs on early extinguishment of debt	—	—	—	2,313	—	—

Income (loss) before income tax expense and accrued dividends and accretion on mandatorily redeemable preferred stock	3,070	2,438	6,608	141	945	(588)
Income tax expense	1,200	779	3,054	1,489	654	161
Accrued dividends and accretion on mandatorily redeemable preferred stock	—	1,111	3,347	1,832	916	—

Net income (loss)	$1,870	$548	$207	$(3,180)	$(625)	$(749)

Unaudited pro forma net income (loss) per common share
Basic and diluted	$.24	$.07	$.03	$(.41)	$(.08)	$(.10)
Shares used in computing unaudited pro forma net income (loss) per share
Basic and diluted	7,782	7,782	7,782	7,782	7,782	7,782
Unaudited supplemental pro forma net income (loss) per share				$(.32)		$(.07)
Shares used in computing unaudited supplemental pro froma net income (loss) per share				10,031		10,031

The accompanying notes are an integral part of these consolidated financial statements.

McCormick & Schmick Holdings LLC and Subsidiaries

Consolidated Statements of Member's Equity and Comprehensive Income

				Preferred Unit Warrant
		Preferred Units				Class A Units		Class A-2 Unit Warrant		Class B Units		Class C Units				Accumulated Other Comprehensive Loss
	Divisional Equity													Unearned Compensation	Retained Earnings (Accumulated Deficit)
		Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount				Total
	($ in thousands)
Balances at December 31, 2000 (Predecessor)	$75,114	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	$—	$17,846	$—	$92,960
Contribution by parent	2,890	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,890
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,870	—	1,870

Balances at August 22, 2001 (Predecessor)	78,004	—	—	—	—	—	—	—	—	—	—	—	—	—	19,716	—	97,720
Purchase accounting adjustments	(78,004)	—	—	—	—	—	—	—	—	—	—	—	—	—	(19,716)	—	(97,720)
Issuance of units of the Company	—	57,000	57,000	4,956	4,951	1,000,000	1,000	103,896	103	—	—	—	—	—	—	—	63,054
Less equity offering costs	—	—	—	—	—	—	(244)	—	—	—	—	—	—	—	—	—	(244)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	548	—	548

Balances at December 29, 2001 (the Company)	—	57,000	57,000	4,956	4,951	1,000,000	756	103,896	103	—	—	—	—	—	548	—	63,358
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	207	—	207
Unrealized loss on interest rate swap, net of income tax benefit of $485	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(748)	(748)

Total comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(541)

Balances at December 28, 2002 (the Company)	—	57,000	57,000	4,956	4,951	1,000,000	756	103,896	103	—	—	—	—	—	755	(748)	62,817
Issuance of Class B and Class C units	—	—	—	—	—	—	—	—	—	171,429	37	13	14	(51)	—	—	—
Amortization of unearned compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	9	—	—	9
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,180)	—	(3,180)
Unrealized gain on interest rate swap, net of income tax expense of $168	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	260	260

Total comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,920)

Balances at December 27, 2003 (the Company)	—	57,000	57,000	4,956	4,951	1,000,000	756	103,896	103	171,429	37	13	14	(42)	(2,425)	(488)	59,906
Amortization of unearned compensation (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	3	—	—	3
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(749)	—	(749)
Unrealized gain on interest rate swap, net of income tax expense of $59 (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	104	104

Total comprehensive income (loss) (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(645)

Balances at March 27, 2004 (the Company) (unaudited)	$—	57,000	$57,000	4,956	4,951	1,000,000	$756	103,896	$103	171,429	$37	13	$14	$(39)	$(3,174)	$(384)	$59,264

The accompanying notes are an integral part of these consolidated financial statements.

McCormick & Schmick Holdings LLC and Subsidiaries

Consolidated Statements of Cash Flows

		The Company
	Predecessor
			52-Weeks Ended		13-Weeks Ended
	December 31, 2000 to August 22, 2001	August 23, 2001 to December 29, 2001
			December 28, 2002	December 27, 2003	March 29, 2003	March 27, 2004
		($ in thousands)
					(unaudited)
Net income (loss)	$1,870	$548	$207	$(3,180)	$(625)	$(749)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	3,761	2,731	8,717	9,675	2,341	2,626
Amortization of unearned compensation	—	—	—	9	—	3
Provision for doubtful accounts	—	37	165	48	—	—
Deferred income taxes	1,200	766	3,054	1,489	632	161
Write off of deferred loan costs on early extinguishment of debt	—	—	—	2,313	—	—
Impairment of assets	—	—	—	1,513	—	—
Accrued dividends and accretion on mandatorily redeemable preferred stock	—	1,111	3,347	3,733	916	1,012
Changes in operating assets and liabilities, net of effect of acquisition
Trade accounts receivable	1,416	(1,313)	(392)	(446)	154	(1,916)
Inventories	268	(79)	(88)	(387)	(13)	(234)
Prepaid expenses and other current assets	(135)	(578)	1,941	(495)	(248)	(700)
Accounts payable	(4,978)	550	(3,752)	2,978	(1,950)	(846)
Accrued expenses	(2,058)	539	(636)	2,310	(390)	1,628
Other long—term liabilities	378	433	810	819	143	88

Net cash provided by operating activities	5,838	4,745	13,373	20,379	960	1,073

Investing activities
Acquisition of business, net of cash received	—	(131,372)	—	—	—	—
Acquisition of equipment and leasehold improvements	(8,449)	(2,933)	(7,242)	(14,616)	1,452	(10,648)
Other assets	(80)	(168)	(328)	(67)	3	(53)

Net cash used in investing activities	(8,529)	(134,473)	(7,570)	(14,683)	(1,449)	(10,701)

Financing activities
Book overdraft	—	—	2,922	2,130	309	(2,319)
Loan costs	—	—	(99)	(1,398)	—	—
Proceeds from long—term debt	—	52,000	—	—	—	—
Payments on long—term debt	(38)	—	(6,963)	(45,056)	(1,679)	—
Proceeds from revolving credit facility	—	2,000	25,000	103,000	15,000	25,500
Payments on revolving credit facility	—	—	(27,000)	(64,500)	(13,000)	(13,500)
Proceeds from sale/leaseback of equipment	—	—	1,635	—	—	—
Proceeds from issuance of common stock	—	62,810	—	—	—	—
Proceeds from issuing preferred stock in subsidiary	—	14,946	—	—	—	—
Disbursements of note receivable	—	—	(350)	—	—	—
Proceeds from notes receivable	—	—	15	26	—	—
Payments on capital lease agreements	—	—	(46)	(390)	(95)	(102)
Contributions by parent	2,890	—	—	—	—	—

Net cash provided by (used in) financing activities	2,852	131,756	(4,886)	(6,188)	535	9,579

Net increase (decrease) in cash and cash equivalents	161	2,028	917	(492)	46	(49)
Cash and cash equivalents at beginning of year	224	—	2,028	2,945	2,945	2,453

Cash and cash equivalents at end of year	$385	$2,028	$2,945	$2,453	$2,991	$2,404

McCormick & Schmick Holdings LLC and Subsidiaries

Consolidated Statements of Cash Flows

		The Company
	Predecessor
			52-Weeks Ended		13-Weeks Ended
	December 31, 2000 to August 22, 2001	August 23, 2001 to December 29, 2001
			December 28, 2002	December 27, 2003	March 29, 2003	March 27, 2004
		($ in thousands)
					(unaudited)
Supplemental disclosure of cash flow information
Cash paid during the period
Interest	$5,711	$1,162	$3,527	$3,457	$840	$640
Income taxes	—	13	35	96	16	28
Noncash investing and financing activities

        In 2003 accounts receivable totaling $226 was converted to a note receivable, which is included in other assets. A liquor license was purchased for $306 using a note payable. In 2002 equipment totaling $357 was acquired under capital leases.

The accompanying notes are an integral part of these consolidated financial statements.

McCormick & Schmick Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

1. The Business and Significant Accounting Policies

Description of Business

        McCormick & Schmick Holdings LLC and Subsidiaries (the "Company") was formed in May 2001 in the state of Delaware. The Company owns and operates 41 restaurants in 19 states throughout the United States of America. The Company also provides management services to one additional restaurant.

        The Company manages its operations by restaurant. The Company has aggregated its operations to one reportable segment.

Principles of Consolidation

        The consolidated financial statements include the assets, liabilities and results of operations of McCormick & Schmick Holdings LLC and its subsidiaries: McCormick & Schmick Acquisition Corp II, McCormick & Schmick Acquisition Corp, McCormick & Schmick Restaurant Corporation, McCormick & Schmick Maryland Liquor, Inc., McCormick & Schmick Acquisition I Texas, Inc., McCormick & Schmick Acquisition II Texas, Inc., McCormick & Schmick Acquisition III Texas, Inc., McCormick & Schmick Acquisition Texas, LP, McCormick & Schmick's Atlanta II, LLC, McCormick & Schmick's Hackensack, LLC, McCormick & Schmick Orlando, LLC, McCormick & Schmick Dallas LP, and McCormick & Schmick Dallas Liquor, Inc. All intercompany balances and transactions have been eliminated upon consolidation.

Initial Public Offering and Unaudited Pro Forma Information, Including Income (Loss) Per Share

        The Company has authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) that would permit the sale of shares of the Company's common stock in a proposed initial public offering (IPO). On June 2, 2004, the Company approved an agreement and plan of merger under which the Company will merge into a newly created, wholly owned Delaware subsidiary, McCormick & Schmick's Seafood Restaurants, Inc., which will succeed the Company as the registrant. In connection with the proposed IPO, the Company intends to redeem the mandatorily redeemable preferred stock and to terminate the management agreements and covenant not to compete discussed in Note 13. In addition the reorganization will include the following:

  •
  Shares of common stock of McCormick & Schmick's Seafood Restaurants, Inc. will be issued in the merger to existing holders of units in the Company.

  •
  Certain other agreements among the members of the LLC will be terminated.

        The unaudited pro forma balance sheet at March 27, 2004 reflects the merger into McCormick & Schmick's Seafood Restaurants, Inc. and the redemption of the mandatorily redeemable preferred stock for $29.0 million. The unaudited pro forma balance sheet also reflects as accrued distributions and a reduction in retained earnings $2.8 million related to the payments to be made in connection with the termination of the management agreements and covenant not to compete. There is no impact to the financial statements as a result of converting from a limited liability company to a corporation because the operations of the Company were previously conducted in McCormick and Schmick Acquisition Corp. and its subsidiaries, which are corporations. Accordingly, the historical financial statements of the Company have included a provision for income taxes and related deferred income taxes.

        Unaudited pro forma basic and diluted income (loss) per share have been computed by dividing net income (loss) for each period by 7,782,349 shares of common stock to be issued upon the corporate reorganization, which shares include a total of 607,627 shares issuable upon the exercise of certain warrants as more fully described in Note 11. Such shares were assumed to be outstanding for all periods presented. There were no potential dilutive securities.

        Unaudited supplemental pro forma income (loss) per share also includes 2,043,077 shares to be issued in the offering, which represents the shares attributable to the amount of net proceeds that would be sufficient to redeem the mandatorily redeemable preferred stock and 205,128 shares to be issued in the offering, which represents the shares attributable to the amount of net proceeds that would be sufficient for the payments to be made in connection with the termination of the management agreement and covenant not to compete.

Unaudited Interim Financial Statements

        The interim financial statements of the Company for the 13 weeks ended March 29, 2003 and March 27, 2004 included herein, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of March 27, 2004 and the results of its operations and its cash flows for the 13 weeks ended March 29, 2003 and March 27, 2004. The interim results of operations for the 13 weeks ended March 29, 2003 and March 27, 2004, respectively, are not necessarily indicative of the results that may be achieved for the full year.

Predecessor

        The Company acquired the McCormick & Schmick division ("Predecessor") effective the close of business on August 22, 2001 (Note 3). The Predecessor financial statements for the period from December 31, 2000 to August 22, 2001 represent the results of operation of the McCormick & Schmick division, which have been "carved-out" from the consolidated financial statements of its former parent company, Avado Brands, Inc.

        The financial statements of the Predecessor include certain costs incurred by its parent company, which have been allocated to the McCormick & Schmick division. These costs are primarily corporate personnel, finance, travel, marketing and other general and administrative costs. The costs have been allocated to the Predecessor primarily based on headcount or revenues of the Predecessor relative to the total consolidated headcount or revenues of its parent company. Management believes the cost allocations are reasonable reflections of the utilization of services provided or the benefit received by the Predecessor.

        Accordingly, the historical financial information presented herein of the Predecessor does not necessarily reflect what the Predecessor's operating results and cash flows would have been had the McCormick & Schmick division been a separate stand alone entity for the period presented.

Fiscal Year

        The Company utilizes a 52- or 53-week accounting period that ends on the Saturday closest to December 31. The fiscal years ended December 28, 2002 and December 27, 2003 were each comprised of 52 weeks. Approximately every six years a 53-week period occurs. The interim periods ended March 29, 2003 and March 27, 2004 were each comprised of 13-weeks.

Management Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances at the time. Actual results could differ from those estimates under different assumptions or conditions.

Cash and Cash Equivalents

        The Company considers all highly liquid investment instruments purchased with an initial maturity of three months or less to be cash equivalents. Cash consists of deposits held at major banks that may at times exceed FDIC-insured limits, and cash on hand in restaurant locations.

Trade Accounts Receivable

        Trade accounts receivable is comprised of balances receivable from credit card companies and other third parties. The Company has established an allowance for doubtful accounts as follows:

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
	($ in thousands)
December 31, 2000 to August 22, 2001 (Predecessor)	$—	$—	$—	$—
August 23, 2001 to December 29, 2001	—	37	37	—
52-weeks ended December 28, 2002	—	165	48	117
52-weeks ended December 27, 2003	117	48	40	125
13-weeks ended March 27, 2004 (unaudited)	125	—	—	125

Inventories

        Inventories, which consist principally of restaurant food, beverages and supplies, are stated at the lower of first-in, first-out ("FIFO") cost method or market.

Equipment and Leasehold Improvements

        Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Equipment consists primarily of restaurant equipment, furniture, fixtures and smallwares.

Depreciation is generally calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term, including renewal periods, or the estimated useful life of the asset. Repairs and maintenance are expensed as incurred; renewals and betterments are capitalized. Upon disposal of equipment and leasehold improvements, the accounts are relieved of the costs and related accumulated depreciation or amortization, and resulting gains or losses are reflected in operations.

Estimated useful lives are generally as follows:

Equipment	3-10 years
Furniture and fixtures	5-7 years

Other Assets and Goodwill

        Other assets include trademarks, loan costs and liquor licenses, which are stated at cost, less amortization, if any. The tradename and trademarks are used in the advertising and marketing of the restaurants and are widely recognized and accepted by consumers in each respective market as an indication of and recognition of service, value and quality. Goodwill represents the excess of costs over fair value of assets of the business acquired. The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 142 Goodwill and Other Intangible Assets, which provides that goodwill and certain other intangible assets with indefinite lives are no longer subject to amortization.

        The Company has not recorded any amortization on trademarks, which represent the cost of acquiring the McCormick & Schmick tradename and trademarks, or on goodwill acquired in connection with the acquisition of the McCormick & Schmick division of Avado Brands, Inc., as management believes that these assets have indefinite lives, are not impaired, and only nominal costs must be incurred to maintain them.

        Loan costs are stated at cost and amortized using the effective interest method over the life of the loan. Transferable liquor licenses, which have a market value, are stated at cost.

Impairment of Long-Lived Assets

        In accordance with SFAS No. 144, long-lived assets, such as equipment and leasehold improvements, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company's assessment of recoverability of property and equipment is performed on a restaurant-by-restaurant basis. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

        During 2003 the Company recorded a loss on impairment of long-lived assets in the amount of $1,513,000. The charge was related to partial impairment of fixtures and equipment and leasehold improvements at one restaurant. This restaurant is located on a site that was hidden from view from the street by a building constructed subsequent to the opening of this restaurant and in an area where several competing restaurants have been built. These factors, along with the seasonality of business experienced at this location, led to a decline in the cash flows from this restaurant location. Because this restaurant has reduced its costs and because several nearby restaurants have closed or relocated, the cash flow from this location has stabilized at approximately a break-even level, which is projected to continue for the foreseeable future. There are no plans to sell or abandon this restaurant location and no reserves have been established for future lease payments or other costs. Management measured the impairment charge with the assistance of a third-party appraisal of the related assets.

        Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. The Company tested the tradename, trademarks and goodwill for impairment in accordance with SFAS No. 142. Based on its evaluation, the Company was not required to recognize an impairment loss related to the tradename, trademarks and goodwill as of December 27, 2003. There were no impairments in 2002 or 2001.

Fair Value of Financial Instruments

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  1)
  Cash and cash equivalents, receivables, prepaid and other current assets, bank overdraft, accounts payable, accrued compensation and benefits and other current and long-term liabilities

    •
    The carrying amounts of these items are a reasonable estimate of their fair values.

  2)
  Long-term debt

    •
    Borrowings under the revolving credit facility arrangement as of December 27, 2003 and the term loan agreements as of December 28, 2002 have variable interest rates that reflect currently available terms and conditions for similar debt. The carrying amount of this debt is a reasonable estimate of its fair value.

Book Overdraft

        Book overdraft represents the amount of checks outstanding in excess of cash in banks and deposits in transit at December 28, 2002, December 27, 2003 and March 27, 2004. The Company maintains a controlled disbursement arrangement whereby checks presented to one bank are funded by transfers from another bank.

Income Taxes

        Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of these differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Recognition of deferred tax assets is limited to amounts considered to be more likely than not of realization in future periods. A valuation allowance is established if the realization of the deferred tax assets is uncertain.

Revenue Recognition

        Revenues are recognized at the point of delivery of products and services. A deferred liability is recognized for gift certificates that have been sold but not yet redeemed at their anticipated redemption value. The anticipated redemption value includes the cash value of gift certificates outstanding for one year from the date of sale. The anticipated redemption value is adjusted thereafter based on the Company's historical redemption rates. The Company recognizes revenue and reduces the related deferred liability when the gift certificates are redeemed.

Equity-Based Compensation Plan

        The Company accounts for its equity-based compensation plan using the intrinsic-value method prescribed by Accounting Principles Board ("APB") Opinion No. 25. Accordingly, the Company computes compensation cost for employee equity units granted as the amount by which the estimated fair value of the Company's equity units on the date of grant exceeds the amount the employee must pay to acquire the related equity units. The amount of compensation cost is charged to income over the vesting period.

        Under SFAS No. 123, as amended by SFAS No. 148, companies who choose to account for equity-based compensation plans using the intrinsic-value method are required to determine the fair value of employee equity grants using the fair value method and to disclose the impact of fair value accounting in a note to the financial statements. There is no difference between the accounting for the equity-based compensation plan described in Note 11 under APB Opinion No. 25 and SFAS No. 123. Accordingly, there is no difference between reported net income and pro forma net income determined under SFAS No. 123.

Restaurant Pre-Opening Costs

        Restaurant pre-opening costs, consisting primarily of wages and salaries, hourly employee recruiting, license fees, meals, lodging and travel are expensed as incurred and totaled $645,000, $319,000, $911,000 and $1,110,000 for the period from December 31, 2000 to August 22, 2001 (Predecessor), the period from August 23, 2001 to December 29, 2001 and for the 52-week periods ended December 28, 2002 and December 27, 2003, respectively and $7,000 (unaudited) and $936,000 (unaudited) for the 13-week periods ended March 29, 2003 and March 27, 2004, respectively.

Advertising Costs

        Advertising costs are expensed as incurred and totaled $1,301,000, $664,000, $1,737,000 and $2,035,000 for the period from December 31, 2000 to August 22, 2001 (Predecessor), the period from August 23, 2001 to December 29, 2001 and for the 52-week periods ended December 28, 2002 and December 27, 2003, respectively $457,000 (unaudited) and $478,000 (unaudited) for the 13-week periods ended March 29, 2003 and March 27, 2004, respectively.

Insurance Liability

        The Company maintains various policies for workers' compensation, employee health, general liability, and property damage. Pursuant to those policies, the Company is responsibile for losses up to certain limits. The Company records a liability for the estimated exposure for aggregate losses below those limits. This liability is based on estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions, and economic conditions.

Comprehensive Income

        The Company accounts for comprehensive income under SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for the reporting and display of elements of comprehensive income, including unrealized gains and losses on certain investments in debt and equity securities and deferred gains and losses on unrealized derivative hedge transactions.

Deferred Rent Liability

        The Company has entered into operating leases (Note 14), which have accelerating minimum base rent terms and contingent rent terms if individual restaurant sales exceed certain levels. The Company records the minimum base rents on a straight-line basis over the life of the lease term and, accordingly, has recorded a deferred rent liability, which is included in other long-term liabilities of $2,933,000, $3,559,000 and $3,698,000 (unaudited) as of December 28, 2002, December 27, 2003 and March 27, 2004, respectively.

Derivative Instruments and Hedging Activities

        The Company accounts for all derivative instruments on the balance sheet at fair value. Changes in the fair value (i.e., gains or losses) of the derivatives are recorded each period in the consolidated statement of operations or accumulated other comprehensive income (loss). For a derivative designated as a cash flow hedge, the gain or loss on the derivative is initially reported as a component of other comprehensive income (loss) and subsequently reclassified into the statement of operations when the hedged transaction affects earnings. For derivatives recognized as a fair value hedge, the gain or loss on the derivative in the period of change and the offsetting loss or gain of the hedged item attributed to the hedged risk are recognized in the consolidated statement of operations. For derivatives not recognized as hedges, the gain or loss on the derivative in the period of changes is recognized as other income.

        If the Company was to terminate an interest rate swap, any gain or loss realized upon termination would be deferred and amortized to interest expense over the remaining term of the underlying debt instrument it was intended to modify or would be recognized immediately if the underlying debt instrument were settled prior to maturity.

2. Recent Accounting Pronouncements

        In January 2003 the FASB issued Financial Accounting Standards Board Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities. FIN No. 46 clarifies the application of Accounting

Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Application of this interpretation is required in financial statements for periods ending after March 15, 2004. The Company has not identified any VIEs for which it is the primary beneficiary or has significant involvement.

        In April 2003 the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. This statement was effective for all financial instruments entered into or modified after May 31, 2003, and was otherwise effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, FASB issued FASB Staff Position No. SFAS 150-3 ("FSP 150-3"), Effective Date, Disclosures, and Transition for Mandatory Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statements No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. FSP 150-3 deferred certain aspects of SFAS 150. The provisions of this Statement, which were adopted by the Company on June 29, 2003, did not have a material impact on its financial condition or results of operations.

3. Acquisition

        The Company entered into an Asset Purchase Agreement (the "Agreement") with Avado Brands, Inc., under which the Company acquired the McCormick & Schmick division at the close of business on August 22, 2001. The Division consisted of 34 operating restaurants. The Agreement allowed for the delay in the purchase of the Troy, Michigan restaurant, which was finalized as of the close of business on December 10, 2001. The acquisition has been accounted for in accordance with SFAS No. 141, Business Combinations, which applies to all business combinations consummated subsequent to June 30, 2001. The total purchase price for the acquisition was $155,583,000 and was comprised of:

($ in thousands)
Cash paid, net of $390 cash received	$131,372
Liabilities assumed	24,211

$155,583

        The purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair value as follows:

($ in thousands)
Cash	$390
Receivables	1,848
Inventories	2,150
Prepaid and other assets	3,235
Deferred income taxes	776
Equipment	70,848
Trademarks	50,600
Goodwill	21,209
Loan costs	3,605
Liquor licenses	587
Other	725

Total assets acquired	$155,973

Accounts payable	$11,440
Accrued liabilities	10,485
Other long—term liabilities	2,286

Total liabilities assumed	$24,211

        As a result of the acquisition, the capital structure of and the basis of accounting for the Company differs from those of the Predecessor. Financial data of the Company in respect to all reporting periods subsequent to August 22, 2001 reflect the acquisition under the purchase method of accounting. Therefore, the Company's financial data generally will not be comparable to the Predecessor financial data. As a result of the acquisition, the consolidated statement of operations for the Company includes amortization expense relating to debt issuance costs, management fees and accrued dividends and accretion on mandatorily redeemable preferred stock that did not exist prior to the acquisition. Additionally, the interest cost related to amounts borrowed to fund the acquisition is not comparable to the Predecessor.

        As a result of purchase accounting, the fair values of fixed assets at the date of acquisition became their new "cost" basis. Accordingly, the depreciation of these assets for the Company is based upon their newly established cost basis. As described above and in Note 1, the acquisition has been accounted for in accordance with SFAS No. 141 and No. 142, which provides that, among other things, goodwill, trademarks and other indefinite lived assets resulting from business combinations consummated after June 30, 2001, are no longer amortized. During the period from December 31, 2000 to August 22, 2001, the Predecessor had goodwill amortization totaling $1,025,000. Loan costs and other definite lived assets are amortized over their estimated useful lives. The weighted-average amortization period over which such acquired assets are being amortized is approximately 7 years.

        The following unaudited pro forma information presents the sales, operating income and net income of the Predecessor for the period December 31, 2000 to August 22, 2001 had the acquisition occurred as of December 30, 2000:

Unaudited Pro Forma
($ in thousands)
Revenues	$113,875
Income before income tax expense	4,413
Net income	654

        Such information is not necessarily representative of the actual results that would have occurred for the period December 31, 2000 to August 22, 2001.

4. Equipment and Leasehold Improvements

        Equipment and leasehold improvements consist of the following:

	The Company
	2002	2003	March 27, 2004
	($ in thousands)
			(unaudited)
Fixtures and equipment	$24,583	$28,406	$32,180
Leasehold improvements	54,407	58,451	65,429
Construction in progress	386	4,978	4,862
Equipment under capital leases	1,992	1,992	1,992

	81,368	93,827	104,463
Less: Accumulated depreciation and amortization	(10,535)	(18,998)	(21,470)

Equipment and leasehold improvements, net	$70,833	$74,829	$82,993

        For the period from December 31, 2000 to August 22, 2001 (Predecessor), the period from August 23, 2001 to December 29, 2001 and for the 52-week periods ended December 28, 2002 and December 27, 2003, the Company capitalized interest in the amount of $199,000, $64,000, $88,000 and $159,000, respectively. Depreciation and amortization expense related to equipment and leasehold improvements for the period from December 31, 2000 to August 22, 2001 (Predecessor), the period from August 23, 2001 to December 29, 2001 and for the 52-week periods ended December 28, 2002 and December 27, 2003 was $2,689,000, $2,438,000, $8,135,000 and $9,107,000, respectively and $2,194,000 (unaudited) and $2,483,000 (unaudited) for the 13-week periods ended March 29, 2003 and March 27, 2004, respectively.

5. Other Assets

        Other assets consist of the following:

	The Company
	2002	2003	March 27, 2004
	($ in thousands)
			(unaudited)
Tradename and trademarks	$50,600	$50,600	$50,600
Loan costs	3,605	1,632	1,632
Liquor licenses	630	1,015	1,054
Notes receivable	385	585	580
Other	1,001	989	1,006

	56,221	54,821	54,872
Less accumulated amortization of loan costs ($665,000, $77,000 and $193,000) and other ($176,000, $274,000 and $298,000) at December 28, 2002, December 27, 2003 and March 27, 2004, respectively	(841)	(351)	(491)

	$55,380	$54,470	$54,381

        Amortization expense related to other assets (loan costs, prepaid management contract and a covenants not to compete) was $47,000, $293,000, $582,000 and $568,000 for period from December 31, 2000 to August 22, 2001 (Predecessor), the period from August 23, 2001 to December 29, 2001 and the 52-week periods ended December 28, 2002 and December 27, 2003, respectively and $147,000 (unaudited) and $143,000 (unaudited) for the 13-week periods ended March 29, 2003 and March 27, 2004, respectively.

        Estimated aggregate amortization expense related to the loan costs, prepaid management contract and a covenant not to compete for the 52-week periods ended during the next five years from December 27, 2003 and thereafter is as follows:

2004	$561
2005	550
2006	488
2007	181
2008	25
Thereafter	91

$1,896

6. Accrued Expenses

      Accrued expenses at December 28, 2002 and December 27, 2003 consist of the following:

	The Company
	2002	2003	March 27, 2004
	($ in thousands)
			(unaudited)
Accrued compensation and benefits	$5,137	$5,951	$7,384
Deferred revenue—gift certificates	1,508	1,904	1,841
Accrued legal and related costs	—	1,400	1,415
Accrued sales tax	1,124	1,139	1,159
Accrued rent	510	526	496
Accrued interest	664	459	721
Other	1,445	1,319	1,310

	$10,388	$12,698	$14,326

7. Long-Term Debt

      On October 28, 2003, the Company entered into a revolving credit facility agreement with a syndicate of financial institutions, which provides for a $70 million revolving credit loan. Loans under this agreement are collateralized by a first priority security interest in all of the assets of the Company. The Company repaid all of the outstanding balances on its term loans in the amount of $45,037,000 with the proceeds from borrowings against this credit facility; thus extinguishing all debt obligations under the Company's previous revolving credit and term loan agreements.

        In connection with the above agreement, the Company wrote off deferred loan costs relating to the old debt in the amount of $2,313,000 and capitalized loan costs relating to the new debt in the amount of $1,318,000. Such loan costs are being amortized to interest expense using the effective interest method over the term of the credit facility. Amortization of deferred loan costs aggregated $0, $166,000, $499,000 and $470,000 for the period from December 31, 2000 to August 22, 2001 (Predecessor), the period from August 23, 2001 to December 29, 2001 and for the 52-week periods ended December 28, 2002 and December 27, 2003, respectively and $122,000 (unaudited) and $116,000 (unaudited) for the 13-week periods ending March 29, 2003 and March 27, 2004, respectively.

        Long-term debt consists of the following:

	The Company
	2002	2003	March 27, 2004
	($ in thousands)
			(unaudited)
Notes payable to financial institutions
Term loan, payable in quarterly principal payments ranging from $1,428,000 to $1,750,000, scheduled to mature June 2006, extinguished October 2003, interest rate based on the financial institution's prime rate plus a margin of 1.5% to 3% or the Eurodollar rate plus a margin of 3% to 4.25%, margins determined by certain financial ratios (5.2% as of December 28, 2002)	$24,287	$—	$—
Term loan payable in quarterly principal payments ranging from $333,000 to $2,125,000, scheduled to mature June 2008, extinguished October 2003, interest rate based on the financial institution's prime rate plus a margin of 1.5% to 3% or the Eurodollar rate plus a margin of 3% to 4.25%, margins determined by certain financial ratios (5.9% as of December 28, 2002)	20,750	—	—
Revolving credit loan, due April 2007, interest rate based on the financial institution's prime rate plus a margin of 1.75% to 2.25% or the Eurodollar rate plus a margin of 3.25% to 3.75%, margins determined by certain financial ratios (4.63% and 4.73% (unaudited) as of December 27, 2003 and March 27, 2004)	—	38,500	50,500

	45,037	38,500	50,500
Less current portion	(6,787)	—	—

Total notes payable, net of current portion	$38,250	$38,500	$50,500

        The Company has entered into an interest rate swap with a notional amount totaling $29,250,000 to reduce the impact of changes in interest rates on a portion of the revolving credit loan. The interest rate swap is designated as a cash flow hedge for purposes of SFAS No. 133 and allows the Company to receive floating rate receipts based on the financial institution's prime rate plus a margin of 1.75% to 2.25% or the Eurodollar rates plus a margin of 3.25% to 3.75%, with margins determined by certain financial ratios, in exchange for making fixed rate payments of 4.1%, plus a margin of 3.0% to 4.5%, depending on certain financial ratios. This effectively changes the Company's interest rate exposure on the revolving credit loan from a floating rate to a fixed rate on $29,250,000 of the total balance outstanding on the revolving credit loan. The balance of the revolving credit loan remains at a floating rate of interest based on the prime rate or Eurodollar rate plus the aforementioned applicable margins. The fair value of the interest rate swap as of December 28, 2002, December 27, 2003 was an unrealized loss of $1,233,000, $805,000 and $642,000 (unaudited), respectively, and is recorded as a liability

(derivative instrument-interest rate swap) on the balance sheet and as a component of accumulated other comprehensive loss.

        The Company is subject to certain financial and nonfinancial covenants, including a leverage ratio, an adjusted leverage ratio, a consolidated cash flow ratio and growth capital expenditures limitations. The Company was in compliance with these covenants as of December 28, 2002 and December 27, 2003.

8. Capital Leases

        The Company is the lessee of equipment under capital leases expiring in years through 2007. The assets and related liabilities under capital leases are recorded at the fair value of the assets at the inception of the lease. The assets are depreciated over their estimated useful lives. Depreciation of assets under capital leases is included in depreciation expense.

        The gross amount of equipment and related accumulated amortization recorded under capital leases are as follows:

	The Company
	2002	2003	March 27, 2004
	($ in thousands)
			(unaudited)
Equipment	$1,992	$1,992	$1,992
Less accumulated amortization	(65)	(336)	(407)

	$1,927	$1,656	$1,585

        Minimum future lease payments under capital leases as of December 27, 2003 are as follows:

2004	$499
2005	491
2006	402
2007	349

Total minimum lease payments	1,741
Less: Amount representing interest	(185)

Present value of net minimum lease payments	1,556
Less: Current portion	(415)

Long-term portion	$1,141

9. Income Taxes

        The provision for income taxes consists of:

	Predecessor	The Company
	December 31, 2000 to August 22, 2001	August 23, 2001 to December 29, 2001	December 28, 2002	December 27, 2003
	($ in thousands)
Deferred tax expense
Federal	$1,075	$724	$2,677	$1,427
State and local	125	55	377	62

	$1,200	$779	$3,054	$1,489

        The effective income tax rate differs from the federal statutory rate as follows:

	Predecessor	The Company
	December 31, 2000 to August 22, 2001	August 23, 2001 to December 29, 2001	December 28, 2002	December 27, 2003
Federal statutory rate	35.0%	35.0%	35.0%	35.0%
State taxes	4.1	4.4	5.5	5.5
Valuation allowance	—	—	—	36.2
Nondeductible expenses and other	—	(7.5)	5.7	(3.8)
Nondeductible accrued dividends and accretion of mandatorily redeemable preferred stock	—	—	—	983.1

	39.1%	31.9%	46.2%	1,056.0%

        The provision for income taxes for the 13-week periods ended March 29, 2003 and March 27, 2004 is based on the Company's estimated annual effective income tax rate of 69% and 38%, respectively, of income before income taxes and the expense related to the nondeductible accrued dividends and accretion of mandatorily redeemable preferred stock.

        The tax effects of temporary differences that give rise to deferred tax assets and liabilities are:

	The Company
	December 28, 2002	December 27, 2003
	($ in thousands)
Deferred tax (liabilities) assets—current
Lessor reimbursement	$—	$245
Liability insurance	(296)	(327)
Other	(78)	178

Current deferred tax (liability) asset	(374)	96

Deferred tax (liabilities) assets—noncurrent
Depreciation and amortization on property and equipment	(3,586)	(4,461)
Amortization of intangible assets	(2,540)	(4,533)
Deferred rent	1,115	1,355
Smallwares and supplies	(489)	(622)
Net operating loss carryforwards	2,586	4,267
Derivative interest—interest rate swap	485	317
Other	244	187

	(2,185)	(3,490)
Less valuation allowance	—	(822)

Noncurrent deferred tax liability	(2,185)	(4,312)

Net deferred tax liability	$(2,559)	$(4,216)

        In accordance with accounting principles generally accepted in the United States of America, deferred tax credits resulting from amortization of indefinite lived assets for income tax purposes generally cannot be used to support the recoverability of deferred tax assets. As of December 31, 2003, there is a net deferred tax asset arising from net operating losses and other temporary differences (other than those relating to amortization of indefinite lived assets) for which utilization is uncertain due to the ongoing amortization for income tax purposes of these indefinite lived assets. Accordingly, a valuation allowance has been established as of December 27, 2003.

        The Company can make an election to take as an income tax credit amounts related to reported tips ("Tip Tax Credit") rather than treating them as a deduction in the determination of taxable income (loss). As of December 27, 2003, the Company has not elected to take the Tip Tax Credit on its federal income tax returns although it could do so by amending previously filed federal income tax returns. If the Company were to make this election, the deferred tax asset relating to the net operating loss would decrease by approximately $1,250,000 and the Company would have approximately $3,675,000 of Tip Tax Credit available to offset future income tax liabilities.

        Nondeductible expenses and other in 2001 includes approximately $435,000 related to the tax benefit from the "Tip" tax credit, which reduced the effective income tax rate by 11% for 2001. Prior to filing the 2001 income tax return it was determined that it would be more appropriate to not claim such credit on the income tax return. Accordingly, the $435,000 has been reversed and recorded as income tax expense in 2002, thereby increasing the effective income tax rate by 4.4% for 2002.

10. Mandatorily Redeemable Preferred Stock

        McCormick & Schmick Acquisition Corp II's 13% mandatorily redeemable Senior Exchangeable Preferred Stock is reflected as mandatorily redeemable preferred stock in the consolidated financial statements.

        McCormick & Schmick Acquisition Corp II is authorized to issue 50,000 shares of 13% Senior Exchangeable Preferred Stock with a par value of $1.00 per share. The Senior Exchangeable Preferred Stock has a $1,000.00 per share liquidation preference, plus accrued and unpaid dividends and has limited voting rights as discussed below. In the event of liquidation or dissolution, all shares of Senior Exchangeable Preferred Stock, including accrued but unpaid dividends, rank senior to all of McCormick & Schmick Acquisition Corp II common stock or any other class of stock. During August 2001 McCormick & Schmick Acquisition Corp II issued 20,000 shares of Senior Exchangeable Preferred Stock for $14,945,579.

        Holders of Senior Exchangeable Preferred Stock are entitled to receive, when and if declared, dividends at a rate equal to 13% per annum, which are cumulative and accrue from date of issuance and are compounded semi-annually. Dividends are payable in cash or additional shares of Senior Exchangeable Preferred Stock. McCormick & Schmick Acquisition Corp II is not permitted to pay cash dividends or make other cash distributions pursuant to certain debt agreements. Since the Senior Exchangeable Preferred Stock issuance in August 2001, no dividends have been declared or paid.

        The Senior Exchangeable Preferred Stock is mandatorily redeemable on August 22, 2011. Upon certain events, including an initial public offering of the Company or a change in control (as defined) the Senior Exchangeable Preferred Stock may be redeemed prior to August 22, 2011 at an amount equal to the liquidation preference plus accrued but unpaid dividends at the option of McCormick & Schmick Acquisition Corp II or at the option of the holders of the Senior Exchangeable Preferred Stock.

        If permitted under debt agreements, McCormick & Schmick Acquisition Corp II may redeem the Senior Exchangeable Preferred Stock commencing in 2003 at an amount equal to 108% of the liquidation preference, plus any accrued but unpaid dividends. Such percentage declines 1% per year to 2010.

        Holders of the Senior Exchangeable Preferred Stock have voting rights with respect to certain matters (as defined) that could adversely affect their rights. If permitted under debt agreements, McCormick & Schmick Acquisition Corp II may, at its option, exchange each share of Senior Exchangeable Preferred Stock for $1,000 of debt with similar terms. Accrued and unpaid dividends would also be paid in debt. The Senior Exchangeable Preferred Stock does not include any rights for conversion to common stock.

        As discussed above, McCormick & Schmick Acquisition Corp II issued 20,000 shares of Senior Exchangeable Preferred Stock with a mandatory redemption value of $20,000,000 for total proceeds of $14,945,579. Such price was determined to be the fair value of this financial instrument (see also Note 11). The corresponding reduction in redemption value of the preferred stock is recorded as an issuance discount and is being amortized using the effective interest method through the preferred stock mandatory redemption date as follows:

	Number of Shares	Mandatory Redemption Value	Unamortized Issuance Discount	Net Book Value
	($ in thousands)
Balances at August 23, 2001	20,000	$20,000	$(5,054)	$14,946
Accrual of dividends and accretion of issuance discount	—	932	179	1,111

Balances at December 29, 2001	20,000	20,932	(4,875)	16,057
Accrual of dividends and accretion of issuance discount	—	2,842	505	3,347

Balances at December 28, 2002	20,000	23,774	(4,370)	19,404
Accrual of dividends and accretion of issuance discount	—	3,228	505	3,733

Balances at December 27, 2003	20,000	27,002	(3,865)	23,137
Accrual of dividends and accretion of issuance discount (unaudited)	—	886	126	1,012

Balances at March 27, 2004 (unaudited)	20,000	$27,888	$(3,739)	$24,149

11. Members' Equity

      The Company has outstanding the following equity units: preferred units, Class A-1 units, Class A-2 units, Class B units and Class C units. All of the units will be converted into common stock in the event of an initial public offering. The holders of the Class A-1 units have voting rights; the Class A-2 units, Class B units, Class C units and Preferred units do not have voting rights.

        The Preferred units accrue an amount equal to 13.25% per annum, which is cumulative and compounded semi-annually. Any distribution of cash or assets of the Company is to be made in the following order of priority:

  •
  Proportionally to the holders of preferred units until each recovers the capital contribution allocated to each preferred unit;

  •
  Proportionally to the holders of preferred units until each recovers accrued but unpaid dividends (as of March 27, 2004 there are cumulative accrued dividends totaling $24,970,000 (unaudited) which have not been paid or declared payable as of that date);

  •
  Proportionally to the holders of Class A-1 and Class A-2 units until each recovers the capital contribution allocated to each unit;

  •
  Proportionally to the holders of Class A-1 and Class A-2 units and vested Class B units until certain equity holders (as defined) have received an internal rate of return of 30% on the aggregate capital contribution allocated to each of their preferred units, Class A-1 units and Class A-2 units;

  •
  50% to the holders of Class A-1 and Class A-2 units and vested Class B units, pro rata, and 50% to the holders of Class C units, pro rata, until the holders of Class C units have received distributions equal to 15% of the total distributions pursuant to this and the immediately preceding distributions;

  •
  85% to the holders of Class A-1 and Class A-2 units and vested Class B units, pro rata, and 15% to the holders of Class C units, pro rata.

        There have been no dividends or other distributions of cash or assets to the equity holders since their issuance in August 2001.

        In connection with the issuance of the Senior Exchangeable Preferred Stock of McCormick & Schmick Acquisition Corp II discussed in Note 10, the Company also sold for $102,857 a warrant to purchase 103,896.10 Class A-2 units and sold for $4,951,563 a warrant to purchase 4,956.52 preferred units. The purchase price of the warrants was substantially equal to the issuance price of the Class A-2 and preferred units that were sold to individuals that did not purchase Senior Exchangeable Preferred Stock. The rights, terms and privileges of the units to be acquired upon the exercise of the warrants are identical to those of all other Class A-2 and preferred units respectively. The warrants can be exercised for additional aggregate consideration of $5,995. The warrants were valued at the amount received from the sale of the warrants because the sale price, as well as the rights and privileges of the units to be received upon the exercise of the warrants, was substantially the same as units that were sold at the same time.

        The Company has an equity-based compensation plan under which it may grant the right to purchase a fixed number of the Company's equity units. In February 2003 Class B units and Class C units were granted to certain individuals as part of the equity-based compensation plan. The estimated fair value of the units on the measurement date, which was calculated by an independent third party appraiser, totaled $51,000 (Class B units—$37,000; Class C units—$14,000) and was recorded as deferred compensation at that date. The price of the grants was zero. The estimated fair value of the Class B units ($37,000) was calculated based on the estimated market value of the company with discounts related to lack of marketability, restrictions on the Class B units, and the preferences of the preferred and Class A units. The Class B units only have value after (1) Bell Atlantic Master Trust, the holder of the Senior Exchangeable Preferred Stock of a Company subsidiary, is paid the amount it invested in the subsidiary plus a 13% rate of return, (2) the holders of the preferred units are paid the amount they invested in the Company plus a 13.25% rate of return and (3) the holders of Class A units are paid the amount they invested in the Company. The estimated fair value of the Class C units ($14,000) was calculated based on a risk-free interest rate of 2.4%, an expected life of approximately four years, an expected volatility of 17.25% and no payment of dividends. The Class C units only have value after the holders of Class A units are paid the amount they invested in the company plus a 30% rate of return and holders of Class B units are paid an amount equal to 15% of the amount invested in the company by holders of Class A units. The deferred compensation is amortized to operations over the vesting period of four to five years and totaled $9,000 for the 52-week period ended December 27, 2003. Class B units issued totaled 97,402.6 units that vest 20% in 2004, 30% in 2005 and 50% in 2006, and 74,025.97 units that vest 20% in 2003, 40% in 2004, 20% in 2005 and 20% in 2006 if certain performance targets (as defined) are achieved, but in any event no later than 2007. As of December 27, 2003, there are 14,805 Class B units vested. There were 13.2 Class C units issued that were all vested as of December 27, 2003.

12. Employee Benefit Plans

        The Company has a 401(k) contributory benefit plan for eligible employees, which currently matches up to a maximum of 3% of the participant's eligible compensation. For the period from December 31, 2000 to August 22, 2001 (Predecessor), the period from August 23, 2001 to December 29, 2001 and for the 52-week periods ended December 28, 2002 and December 27, 2003, Company matching contributions totaled approximately $68,000, $196,000, $231,000 and $234,000, respectively and $43,000 (unaudited) and $41,000 (unaudited) for the 13-week periods ended March 29, 2003 and March 27, 2004, respectively.

13. Related-Party Transactions

        The Company pays annual management fees of $1,100,000 each to Bruckmann, Rosser, Sherill & Co. (BRS) and to Castle Harlan, Inc., an affiliate of Castle Harlan Partners III, L.P. (Castle Harlan). Each of BRS and Castle Harlan have ownership interests in the Company and together have a controlling interest of the Company. For the period from August 23, 2001 to December 29, 2001 and for the 52-week periods ended December 28, 2002 and December 27, 2003, $778,000, $2,200,000 and $2,200,000, respectively, and for the 13-week periods ended March 29, 2003 and March 27, 2004, $550,000 (unaudited) and $550,000 (unaudited), respectively, was recorded as expense for these management fees.

        Pursuant to covenants not to compete, the Company paid amounts of $350,000 to certain stockholders of the Company in each of the 52-week periods ended December 28, 2002 and December 27, 2003 and $87,000 (unaudited) for each of the 13-week periods ended March 29, 2003 and March 27, 2004.

        The Company pays rent to certain stockholders of the Company. Total rent paid to such owners for the period from December 31, 2000 to August 22, 2001 (Predecessor), the period from August 23, 2001 to December 29, 2001 and for the 52-week periods ended December 28, 2002 and December 27, 2003 was $285,000, $158,000, $494,000 and $501,000, respectively and $109,000 (unaudited) and $121,000 (unaudited) for the 13-week periods ended March 29, 2003 and March 27, 2004, respectively.

        As discussed in Note 1 the Company is contemplating an initial public offering of common stock. After this offering, Castle Harlan and BRS will each own approximately 10% of the Company's outstanding common stock. As a result, these stockholders, acting individually or together, could exert significant influence over all matters requiring stockholder approval, including the election of directors and approval or significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of the Company and make some transactions more difficult or impossible without the support of these stockholders.

14. Operating Leases

        The Company generally operates its restaurants in leased premises. The typical restaurant premises lease is for a term of between 15 and 25 years with renewal options ranging from 5 to 10 years. The leases generally provide for the payment of property taxes, utilities, and various other use and occupancy costs by the Company.

        Minimum payments under lease commitments as of December 27, 2003 are summarized below for operating leases.

($ in thousands)
2004	$13,543
2005	14,102
2006	13,581
2007	13,431
2008	12,772
Thereafter	82,903

$150,332

        Rent expense charged to operations under all operating leases is as follows:

	Predecessor	The Company
			52-Weeks Ended		13-Weeks Ended
	December 31, 2000 to August 22, 2001	August 23, 2001 to December 29, 2001
			December 28, 2002	December 17, 2003	March 24, 2003	March 23, 2004
	($ in thousands)
					(unaudited)
Fixed rents	$5,811	$3,154	$9,922	$11,032	$2,647	$3,195
Contingent rents	1,589	894	2,028	2,114	378	524

	$7,400	$4,048	$11,950	$13,146	$3,025	$3,719

15. Contingencies

      During 2003 the Company was a defendant in a labor code class action lawsuit filed in the Superior Court of California, Orange County. In January 2004 the Company resolved this matter in principal by agreeing to pay $1,200,000, which has been accrued for as of December 27, 2003 and is included in other accrued liabilities.

        The Company is subject to other various claims, possible legal actions, and other matters arising out of the normal course of business. Management does not expect disposition of these other matters to have a material adverse effect on the Company's results of operations, financial position or cash flows.

16. Quarterly Financial Data (Unaudited)

        Summarized unaudited quarterly financial data:

Quarter Ended:	March 27, 2004
($ in thousands)
Revenues	$54,513
Operating income	1,281
Net income (loss)	(749)
Quarter Ended:	March 29, 2003	June 28, 2003	September 27, 2003	December 27, 2003
	($ in thousands)
Revenues	$45,049	$48,642	$48,895	$54,131
Operating income (loss)	1,777	3,299	1,869	479
Net income (loss)	(625)	(142)	(593)	(1,820)
Quarter Ended:	March 30, 2002	June 29, 2002	September 28, 2002	December 28, 2002
Revenues	$41,840	$46,549	$43,600	$48,115
Operating income	1,946	3,078	2,114	3,190
Net income (loss)	(334)	325	(209)	425

        During the quarter ended December 27, 2003, the Company recorded a charge to earnings of $2,313,000 relating to the write off of deferred loan costs (Note 7), an impairment charge of $1,513,000 related to fixtures and equipment (Note 1) and accrued approximately $1,350,000 related to certain legal matters (Note 15).

17. Subsequent event

        On June 16, 2004 the Company's Board of Directors approved the 2004 Stock Incentive Plan. Options to purchase up to 1,500,000 shares of common stock may be issued under the plan. As of June 16, 2004, no options have been granted pursuant to the plan.

10,000,000 Shares

McCORMICK & SCHMICK'S SEAFOOD RESTAURANTS, INC.

Common Stock

Prospectus
                        , 2004

Banc of America Securities LLC
RBC Capital Markets
SG Cowen & Co.
Wachovia Securities

        Until                        , 2004, all dealers that buy, sell or trade our common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the estimated underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

SEC registration fee	$23,313
NASD filing fee	17,750
Nasdaq National Market listing fee	100,000
Blue Sky fees and expenses	10,000
Transfer agent and registrar fees	10,000
Accounting fees and expenses	400,000
Legal fees and expenses.	550,000
Printing and mailing expenses	300,000
Miscellaneous	388,937

Total	$1,800,000

*
To be provided in an amendment to this registration statement.

Item 14. Indemnification of Directors and Officers

        The amended and restated limited liability company agreement of McCormick & Schmick Holdings LLC provides that each holder of units, member, advisor, board observer and officer of McCormick & Schmick Holdings LLC is entitled to be indemnified and held harmless to the full extent permitted by Delaware law for liabilities and expenses arising from proceedings in which such person is involved by reason of his being or having been a holder of units, member, advisor, board observer or officer to the extent he acted in good faith and was not grossly negligent or engaged in willful malfeasance. In connection with our corporate reorganization, the amended and restated limited liability company agreement will be terminated.

        The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation and bylaws provisions eliminating or limiting the personal liability of a director to the corporation and its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain conditions and limitations. Our certificate of incorporation eliminates the personal liability of our directors and officers to the fullest extent allowed under Delaware law. Our certificate of incorporation and bylaws also contain provisions for indemnification of directors and officers, and gives the board of directors the authority to indemnify others, to the fullest extent allowed under Delaware law.

Item 15. Recent Sales of Unregistered Securities

        During the three-year period preceding the date of filing of this registration statement, we have issued securities in the transactions described below without registration under the Securities Act. These securities were offered and sold by us in reliance upon exemptions from the registration requirements provided by Section 4(2) of the Securities Act and Regulation D under the Securities Act relating to sales not involving any public offering and/or Rule 701 under the Securities Act relating to transactions occurring under compensatory benefit plans.

        In connection with the acquisition of the Registrant from Avado Brands on August 22, 2001, the Registrant issued limited liability company membership units in McCormick & Schmick Holdings, LLC and warrants to purchase limited liability membership units as follows:

  •
  an aggregate of 1,000,000 class A-1 units to 18 investors at a price of $1.00 per unit, for a total purchase price of $1,000,000;

  •
  an aggregate of 57,000 preferred units to 18 investors at a price of $1,000 per unit for a total purchase price of $57,000,000;

  •
  warrants to one investor representing the right to purchase an aggregate of 103,896.10 class A-2 units for an exercise price per unit of $0.01, for a total purchase price of $102,857.14; and

  •
  warrants to one investor representing the right to purchase an aggregate of 4,956.52 preferred units for an exercise price per unit of $1.00, for a total purchase price of $4,951,563.48.

        During February 2003, we issued 171,428.57 class B units and 13.2 class C units to certain executive officers as part of our executive unit incentive grant program.

        The Registrant believes there is no "sale" of securities in connection with the conversion of shares of Registrant's common stock for membership units of McCormick & Schmick Holdings LLC, which will be effected by a merger of McCormick & Schmick Holdings LLC into Registrant, because unit holders are obligated to vote for the merger by a Members' Agreement dated August 21, 2001 and are therefore not making an investment decision. If the conversion were a "sale" of securities, it would be exempt from registration under Section 4(2) of the Securities Act and Regulation D thereunder.

Item 16. Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1	Certificate of Incorporation of McCormick & Schmick's Seafood Restaurants, Inc.
3.2	Bylaws of McCormick & Schmick's Seafood Restaurants, Inc.
3.3**	Amended and Restated Limited Liability Company Agreement, dated as of August 22, 2001, of McCormick & Schmick Holdings LLC by and among Bruckmann, Rosser, Sherrill & Co. II, L.P., Castle Harlan Partners III, L.P. and certain other parties thereto
4.1**	Members Agreement, dated as of August 22, 2001, by and among McCormick & Schmick Holdings LLC, Bruckmann, Rosser, Sherrill & Co. II, L.P., Castle Harlan Partners III, L.P. and certain other parties thereto
4.2**	Registration Rights Agreement, dated as of August 22, 2001, by and among McCormick & Schmick Holdings LLC, Bruckmann, Rosser, Sherrill & Co. II, L.P., Castle Harlan Partners III, L.P. and certain other parties thereto
4.3	Form of Agreement and Plan of Merger by and among McCormick & Schmick Holdings LLC, McCormick and Schmick's Seafood Restaurants, Inc., Bruckmann, Rosser, Sherrill & Co. II, L.P. and Castle Harlan Partners III, L.P.
5.1	Opinion of Stoel Rives LLP as to the legality of the securities being registered, including consent

10.1**	Amended and Restated Revolving Credit Agreement, dated as of October 28, 2003, among McCormick & Schmick Acquisition Corp., McCormick & Schmick Restaurant Corp., McCormick & Schmick Maryland Liquor, Inc. McCormick & Schmick Acquisition I Texas, Inc., McCormick & Schmick Acquisition II Texas, Inc., McCormick & Schmick Acquisition Texas LP, McCormick & Schmick Acquisition III Texas, Inc., McCormick & Schmick's Atlanta II, LLC, McCormick & Schmick's Hackensack, LLC, McCormick & Schmick Orlando, LLC, McCormick & Schmick Dallas, LP, McCormick & Schmick Dallas Liquor, Inc., McCormick & Schmick Austin, LP, McCormick & Schmick Austin Liquor, Inc., the lenders party thereto, Fleet National Bank, as Administrative Agent, Bank of America, N.A., as Documentation Agent, Wells Fargo Bank N.A., as Documentation Agent and Cooperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank International" New York Branch, as Syndication Agent, with Fleet Securities, Inc., as Arranger
10.2**	Stock and Warrant Purchase Agreement, dated as of August 22, 2001, by and among Mellon Bank, N.A., as Trustee for The Bell Atlantic Master Trust, McCormick & Schmick Acquisition Corp. II, and McCormick & Schmick Holdings LLC
10.3**	Class A-2 Common Units Purchase Warrant to purchase Class A-2 Units of McCormick & Schmick Holdings LLC, issued to Mellon Bank, N.A., as Trustee for The Bell Atlantic Master Trust
10.4**	Preferred Units Purchase Warrant to purchase Preferred Units of McCormick & Schmick Holdings LLC, issued to Mellon Bank, N.A., as Trustee for The Bell Atlantic Master Trust
10.5**	Management Agreement, dated as of August 22, 2001, by and among Bruckmann, Rosser, Sherrill & Co., L.L.C., Castle Harlan, Inc., McCormick & Schmick Acquisition Corp. and McCormick & Schmick Restaurant Corp.
10.6**	Covenant Not to Compete, effective as of January 1, 2004, between William P. McCormick and McCormick & Schmick Acquisition Corp.
10.7**	Covenant Not to Compete, effective as of January 1, 2004, between Douglas L. Schmick and McCormick & Schmick Acquisition Corp.
10.8**	Form of Executive Subscription Agreement
10.9**	Lease, dated as of October 13, 1994, between Boin Properties, LLC, as successor in interest to William P. McCormick, and McCormick & Schmick Restaurant Corp., as successor in interest to Jake's Restaurant, Inc.
10.10**	Retail Lease Agreement, dated as of February 14, 1985, between Harborside Partners, LLC, as successor in interest to Cornerstone Development Company, and McCormick & Schmick Restaurant Corp., as successor in interest to the Cornerstone-McCormick Joint Venture dba Harborside Restaurant, and Amendments 4 and 5 thereto
10.11	Lease, dated June 18, 2004, between DLS Investments, LLC and McCormick & Schmick Restaurant Corp.
10.12	Form of Executive Severance Agreement to be entered into by William P. McCormick, Douglas L. Schmick and Saed Mohseni and McCormick & Schmick's Seafood Restaurants, Inc.
10.13	Management Agreement, dated as of August 22, 2001, by and among Castle Harlan, Inc., Bruckmann, Rosser, Sherrill & Co., LLC, McCormick & Schmick Acquisition Corp. and McCormick & Schmick Restaurant Corp.

10.14	Form of Termination of BRS and Castle Harlan Management Agreements, effective as of June 25, 2004, between McCormick & Schmick Acquisition Corp., McCormick & Schmick Restaurant Corp., McCormick & Schmick's Seafood Restaurants, Inc., Bruckmann, Rosser, Sherrill & Co., L.L.C. and Castle Harlan, Inc.
10.15	Termination of Covenant Not to Compete, dated as of June 25, 2004, between McCormick & Schmick Acquisition Corp., McCormick & Schmick Holdings LLC, McCormick & Schmick's Seafood Restaurants, Inc. and Douglas L. Schmick; Termination of Covenant Not to Compete, dated as of June 25, 2004, between McCormick & Schmick Acquisition Corp., McCormick & Schmick Holdings LLC, McCormick & Schmick's Seafood Restaurants, Inc. and William P. McCormick
10.16	McCormick & Schmick's Seafood Restaurants, Inc. 2004 Stock Incentive Plan
10.17	Form of McCormick & Schmick's Seafood Restaurants, Inc. Incentive Stock Option Agreement; form of McCormick & Schmick's Seafood Restaurants, Inc. Non-Statutory Stock Option Agreement
21.1**	Subsidiaries of McCormick & Schmick Holdings LLC
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2	Consent of Stoel Rives LLP (included in Exhibit 5.1)
24.1**	Power of Attorney
99.1**	Consent of J. Rice Edmonds
99.2**	Consent of David B. Pittaway
99.3**	Consent of Harold O. Rosser
99.4**	Consent of Fortunato N. Valenti
99.5**	Consent of Justin B. Wender
99.6**	Consent of Lee M. Cohn
99.7**	Consent of Elliot H. Jurgensen, Jr.

*
To be filed by amendment

**
Filed previously

Item 17. Undertakings

        The undersigned Registrant hereby undertakes to deliver to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Portland, Oregon, on this 23rd day of June, 2004.

McCORMICK & SCHMICK'S SEAFOOD RESTAURANTS, INC.
By:	/s/ EMANUEL N. HILARIO
Name: Emanuel N. Hilario Title: Chief Financial Officer and Vice President of Finance

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ SAED MOHSENI* Saed Mohseni	Chief Executive Officer (Principal Executive Officer) and Director	June 23, 2004
/s/ EMANUEL N. HILARIO Emanuel N. Hilario	Chief Financial Officer and Vice President of Finance (Principal Financial Officer and Principal Accounting Officer)	June 23, 2004
/s/ DOUGLAS L. SCHMICK* Douglas L. Schmick	President and Director	June 23, 2004
*By	/s/ EMANUEL N. HILARIO Emanuel N. Hilario Attorney-in-Fact

EXHIBITS

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1	Certificate of Incorporation of McCormick & Schmick's Seafood Restaurants, Inc.
3.2	Bylaws of McCormick & Schmick's Seafood Restaurants, Inc.
3.3**	Amended and Restated Limited Liability Company Agreement, dated as of August 22, 2001, of McCormick & Schmick Holdings LLC by and among Bruckmann, Rosser, Sherrill & Co. II, L.P., Castle Harlan Partners III, L.P. and certain other parties thereto
4.1**	Members Agreement, dated as of August 22, 2001, by and among McCormick & Schmick Holdings LLC, Bruckmann, Rosser, Sherrill & Co. II, L.P., Castle Harlan Partners III, L.P. and certain other parties thereto
4.2**	Registration Rights Agreement, dated as of August 22, 2001, by and among McCormick & Schmick Holdings LLC, Bruckmann, Rosser, Sherrill & Co. II, L.P., Castle Harlan Partners III, L.P. and certain other parties thereto
4.3	Form of Agreement and Plan of Merger by and among McCormick & Schmick Holdings LLC, McCormick and Schmick's Seafood Restaurants, Inc., Bruckmann, Rosser, Sherrill & Co. II, L.P. and Castle Harlan Partners III, L.P.
5.1	Opinion of Stoel Rives LLP as to the legality of the securities being registered, including consent
10.1**	Amended and Restated Revolving Credit Agreement, dated as of October 28, 2003, among McCormick & Schmick Acquisition Corp., McCormick & Schmick Restaurant Corp., McCormick & Schmick Maryland Liquor, Inc. McCormick & Schmick Acquisition I Texas, Inc., McCormick & Schmick Acquisition II Texas, Inc., McCormick & Schmick Acquisition Texas LP, McCormick & Schmick Acquisition III Texas, Inc., McCormick & Schmick's Atlanta II, LLC, McCormick & Schmick's Hackensack, LLC, McCormick & Schmick Orlando, LLC, McCormick & Schmick Dallas, LP, McCormick & Schmick Dallas Liquor, Inc., McCormick & Schmick Austin, LP, McCormick & Schmick Austin Liquor, Inc., the lenders party thereto, Fleet National Bank, as Administrative Agent, Bank of America, N.A., as Documentation Agent, Wells Fargo Bank N.A., as Documentation Agent and Cooperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank International" New York Branch, as Syndication Agent, with Fleet Securities, Inc., as Arranger
10.2**	Stock and Warrant Purchase Agreement, dated as of August 22, 2001, by and among Mellon Bank, N.A., as Trustee for The Bell Atlantic Master Trust, McCormick & Schmick Acquisition Corp. II, and McCormick & Schmick Holdings LLC
10.3**	Class A-2 Common Units Purchase Warrant to purchase Class A-2 Units of McCormick & Schmick Holdings LLC, issued to Mellon Bank, N.A., as Trustee for The Bell Atlantic Master Trust
10.4**	Preferred Units Purchase Warrant to purchase Preferred Units of McCormick & Schmick Holdings LLC, issued to Mellon Bank, N.A., as Trustee for The Bell Atlantic Master Trust
10.5**	Management Agreement, dated as of August 22, 2001, by and among Bruckmann, Rosser, Sherrill & Co., L.L.C., Castle Harlan, Inc., McCormick & Schmick Acquisition Corp. and McCormick & Schmick Restaurant Corp.

1

10.6**	Covenant Not to Compete, effective as of January 1, 2004, between William P. McCormick and McCormick & Schmick Acquisition Corp.
10.7**	Covenant Not to Compete, effective as of January 1, 2004, between Douglas L. Schmick and McCormick & Schmick Acquisition Corp.
10.8**	Form of Executive Subscription Agreement
10.9**	Lease, dated as of October 13, 1994, between Boin Properties, LLC, as successor in interest to William P. McCormick, and McCormick & Schmick Restaurant Corp., as successor in interest to Jake's Restaurant, Inc.
10.10**	Retail Lease Agreement, dated as of February 14, 1985, between Harborside Partners, LLC, as successor in interest to Cornerstone Development Company, and McCormick & Schmick Restaurant Corp., as successor in interest to the Cornerstone-McCormick Joint Venture dba Harborside Restaurant, and Amendments 4 and 5 thereto
10.11	Lease, dated June 18, 2004, between DLS Investments, LLC and McCormick & Schmick Restaurant Corp.
10.12	Form of Executive Severance Agreement to be entered into by William P. McCormick, Douglas L. Schmick and Saed Mohseni and McCormick & Schmick's Seafood Restaurants, Inc.
10.13	Management Agreement, dated as of August 22, 2001, by and among Castle Harlan, Inc., Bruckmann, Rosser, Sherrill & Co., LLC, McCormick & Schmick Acquisition Corp. and McCormick & Schmick Restaurant Corp.
10.14	Form of Termination of BRS and Castle Harlan Management Agreements, effective as of June 25, 2004, between McCormick & Schmick Acquisition Corp., McCormick & Schmick Restaurant Corp., McCormick & Schmick's Seafood Restaurants, Inc., Bruckmann, Rosser, Sherrill & Co., L.L.C. and Castle Harlan, Inc.
10.15	Termination of Covenant Not to Compete, dated as of June 25, 2004, between McCormick & Schmick Acquisition Corp., McCormick & Schmick Holdings LLC, McCormick & Schmick's Seafood Restaurants, Inc. and Douglas L. Schmick; Termination of Covenant Not to Compete, dated as of June 25, 2004, between McCormick & Schmick Acquisition Corp., McCormick & Schmick Holdings LLC, McCormick & Schmick's Seafood Restaurants, Inc. and William P. McCormick
10.16	McCormick & Schmick's Seafood Restaurants, Inc. 2004 Stock Incentive Plan
10.17	Form of McCormick & Schmick's Seafood Restaurants, Inc. Incentive Stock Option Agreement; form of McCormick & Schmick's Seafood Restaurants, Inc. Non-Statutory Stock Option Agreement
21.1**	Subsidiaries of McCormick & Schmick Holdings LLC
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2	Consent of Stoel Rives LLP (included in Exhibit 5.1)
24.1**	Power of Attorney
99.1**	Consent of J. Rice Edmonds
99.2**	Consent of David B. Pittaway
99.3**	Consent of Harold O. Rosser
99.4**	Consent of Fortunato N. Valenti

2

99.5**	Consent of Justin B. Wender
99.6**	Consent of Lee M. Cohn
99.7**	Consent of Elliot H. Jurgensen, Jr.

*
To be filed by amendment

**
Filed previously

3

QuickLinks

Explanatory Note
TABLE OF CONTENTS
SUMMARY
Our Business
Our Strengths
Our Growth Strategy
Corporate Reorganization
The Offering
Assumptions Used In This Prospectus
Summary Consolidated Financial and Operating Data
RISK FACTORS
Risks Related to Our Business
Risks Related to the Restaurant Industry
Risks Related to this Offering
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
ADDITIONAL INFORMATION
McCORMICK & SCHMICK HOLDINGS LLC AND SUBSIDIARIES INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
McCormick & Schmick Holdings LLC and Subsidiaries Consolidated Balance Sheets
McCormick & Schmick Holdings LLC and Subsidiaries Consolidated Statements of Operations
McCormick & Schmick Holdings LLC and Subsidiaries Consolidated Statements of Member's Equity and Comprehensive Income
McCormick & Schmick Holdings LLC and Subsidiaries Consolidated Statements of Cash Flows
McCormick & Schmick Holdings LLC and Subsidiaries Consolidated Statements of Cash Flows
McCormick & Schmick Holdings LLC and Subsidiaries Notes to Consolidated Financial Statements
PART II Information Not Required in Prospectus
SIGNATURES
EXHIBITS